As filed with the Securities and Exchange Commission on November 19, 2007
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

SHORETEL, INC.
(Exact name of Registrant as specified in its charter)

Delaware	3661	77-0443568
(State or other jurisdiction of incorporation or organization)	(Primary standard industrial code number)	(I.R.S. employer identification no.)

960 Stewart Drive
Sunnyvale, CA 94085-3913
(408) 331-3300
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

John W. Combs
Chairman, President and Chief Executive Officer
ShoreTel, Inc.
960 Stewart Drive
Sunnyvale, CA 94085-3913
(408) 331-3300
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Dennis DeBroeck, Esq. Jeffrey R. Vetter, Esq. Fenwick & West LLP 801 California Street Mountain View, California 94041 (650) 988-8500	Jeffrey D. Saper, Esq. Rezwan D. Pavri, Esq. Wilson Sonsini Goodrich & Rosati, P.C. 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of Each Class of	Amount to	Offering Price	Aggregate	Amount of Registration
Securities to be Registered	Be Registered	Per Share(1)	Offering Price(1)(2)	Fee

Common Stock, $0.001 par value per share	$5,060,000	$15.53	$78,581,800	$2,413

(1)	Estimated solely for the purpose of computing the amount of the registration fee based on the average of the high and low prices for the registrant’s common stock on November 12, 2007 pursuant to Rule 457(c) under the Securities Act of 1933.

(2)	Includes offering price of shares that the underwriters have the option to purchase.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION. DATED NOVEMBER 19, 2007.

4,400,000 Shares

Common Stock

The selling stockholders named in this prospectus are entities affiliated with Lehman Brothers Inc., one of the underwriters of this offering, and are offering 4,400,000 shares of our common stock. The selling stockholders will receive all of the proceeds from this offering. ShoreTel will not receive any of the proceeds from the sale of the shares.

Our common stock is listed on the NASDAQ Global Market under the symbol “SHOR.” On November 15, 2007, the closing price of our common stock as reported on the NASDAQ Global Market was $15.44 per share

Investing in our common stock involves risks. See “Risk Factors” beginning on page 7.

	Per Share	Total

Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to the selling stockholders	$	$

The selling stockholders have granted the underwriters a 30-day option to purchase up to an additional 660,000 shares of common stock on the same terms and conditions as set forth above if the underwriters sell more than 4,400,000 shares of common stock in this offering.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares on          , 2007.

Lehman Brothers	JPMorgan

Piper Jaffray	JMP Securities	Wedbush Morgan Securities

Prospectus dated          , 2007

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus or the documents incorporated by reference in this prospectus.

You should rely only on the information contained in this prospectus, in the documents incorporated by reference in this prospectus, and in any free writing prospectus prepared by or on behalf of us. This prospectus is an offer to sell only the shares offered hereby but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus and the documents incorporated by reference in this prospectus is accurate only as of their respective dates.

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus or the documents incorporated by reference and does not contain all of the information you should consider before buying shares of our common stock. Before deciding to invest in shares of our common stock, you should read the entire prospectus and the documents incorporated by reference carefully, including our consolidated financial statements and the related notes incorporated by reference into this prospectus and the information set forth under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” in each case included elsewhere in this prospectus. Except where the context requires otherwise, in this prospectus, “Company,” “ShoreTel,” “we,” “us,” and “our” refer to ShoreTel, Inc., a Delaware corporation, and our predecessor, ShoreTel, Inc., a California corporation, and where appropriate, their respective subsidiaries.

ShoreTel, Inc.

Overview

We are a leading provider of Internet Protocol, or IP, telecommunications systems for enterprises. Our systems are based on our distributed software architecture and switch-based hardware platform which enable multi-site enterprises to be served by a single telecommunications system. Our systems enable a single point of management, easy installation and a high degree of scalability and reliability, and provide end users with a consistent, full suite of features across the enterprise, regardless of location. As a result, we believe our systems enable enhanced end user productivity and provide lower total cost of ownership and higher customer satisfaction than alternative systems.

Our solution is comprised of ShoreGear switches, ShorePhone IP telephones and ShoreWare software applications. We provide our systems to enterprises across all industries, including to small, medium and large companies and public institutions. Our enterprise customers include multi-site Fortune 500 companies with tens of thousands of employees. We have sold our IP telecommunications systems to thousands of enterprise customers, including CNET Networks, Robert Half International and Wedbush Morgan Securities, and the City of Oakland, California. We sell our systems through our extensive network of value added channel partners.

We have achieved broad industry recognition for our technology and high customer satisfaction. Our enterprise IP telecommunications systems received PC Magazine’s Best of the Year 2005 Editors’ Choice designation. For the last four years, IT executives interviewed by Nemertes Research, an independent research firm, have rated ShoreTel highest in customer satisfaction among leading enterprise IP telephony systems providers.

We increased our total revenue over the last three fiscal years, from $35.5 million in fiscal 2005 to $97.8 million in fiscal 2007, and our total revenue was $32.0 million for the three-month period ended September 30, 2007. We also generated net income available to common shareholders of $6.0 million in fiscal 2007 and net income available to common shareholders of $2.6 million for the three-month period ended September 30, 2007. As of September 30, 2007, we had an accumulated deficit of $82.2 million.

Industry Background

Enterprises have historically operated separate networks for voice and data communications which resulted in significant complexity and high cost. Multi-site enterprises typically operated separate telecommunications systems at each of their sites that often were difficult to install and manage. These systems also required significant additional investments to scale and did not enable delivery of a uniform set of features and functions across all sites. Enterprises are increasingly migrating to a single IP network for both voice and data communications to reduce costs and network complexity and increase end user productivity. This migration is creating a significant opportunity for providers of IP telecommunications systems. Gartner, Inc., an independent research firm, estimated in its Forecast: Enterprise Telephony Equipment, Worldwide, 2002-2011, July 2007, that worldwide enterprise telephony systems equipment end user revenue was $17.8 billion in 2006, including legacy time division multiplexing (TDM) equipment and IP equipment. According to this report, the IP equipment market was estimated to have been $6.3 billion in 2006 and is expected to grow to $15.2 billion by 2011, which represents a 19.2% compound annual growth rate. We refer to the TDM equipment as “TDM systems’’ and IP equipment as “IP systems.” IP equipment includes IP-enabled PBX equipment, which we refer to as “hybrid systems.”

TDM systems, hybrid systems and a common form of IP systems, server-centric IP telecommunications systems, each have significant limitations. TDM systems require a dedicated voice network that consists of circuits and phones, as well as a separate PBX switch for each office site, which results in a series of standalone telecommunications systems within a single enterprise. This also results in high installation, integration, and on-going management and maintenance costs. Hybrid systems are based on a TDM infrastructure and suffer from many of the same shortcomings as TDM systems. Hybrid systems also require enterprises to maintain two telecommunications systems, further increasing management complexity and cost and leading to inconsistent features for end users across the enterprise. Server-centric IP systems typically have a centralized software architecture and require system management to be performed on a site-by-site basis. These systems can be costly to scale because significant additional equipment is often required to accommodate growth while maintaining adequate redundancy. Server-centric IP systems also run on operating systems that were not optimized for real-time voice processing, which we believe results in lower reliability and decreased performance.

Our Solution

We provide switch-based IP telecommunications systems for enterprises that address the limitations of TDM, hybrid and server-centric IP systems. Our systems are based on our proprietary distributed software architecture and switch-based hardware platform. Our software applications are distributed across each site of an enterprise, providing end users with a consistent, full suite of features across the enterprise, regardless of location. Our switch-based hardware platform uses our proprietary software to allow for a single point of management of an enterprise’s telecommunications system across all sites.

As a result of our distributed software architecture and switch-based hardware platform, our systems provide enterprise customers with a number of key benefits, including:

•	Ease of use. We provide a wide range of innovative, high performance phones that we combine with our feature-rich desktop software application, Personal Call Manager. Personal Call Manager allows end users to control their phones from their PCs, regardless of their location, and integrates with enterprise software applications, such as Microsoft Outlook and salesforce.com.

•	Ease of installation and management. Our systems are easy to install as a result of our proprietary installation software, which automatically recognizes and configures the elements of our solution as they are added to the systems. Our systems also feature a single point of management with a simple, intuitive interface that allows IT managers to modify their systems from anywhere through a web browser. We believe our systems are also easier to install and manage because they require fewer hardware elements than alternative systems.

•	Scalability. We believe our distributed software architecture and the modular design of our system hardware allow enterprises to incrementally scale our systems more cost-effectively than alternative systems, which can require replacement of substantial amounts of system equipment to increase capacity. In contrast, all of the investment an enterprise customer makes in our systems will continue to operate as their implementation of our systems expands to support their growth.

•	Reliability. Our switches are designed to be highly reliable and operate independently. Each switch in our systems is capable of independently establishing and terminating calls without relying on a centralized call control server, as is the case with alternative systems. As a result, enterprise telecommunications can survive a variety of LAN, WAN and hardware failures using our systems.

•	Low total cost of ownership. Our systems allow enterprise customers to lower the overall capital expenditures and on-going operating expenses typically associated with the deployment and management of enterprise telecommunications systems.

Our Strategy

Our goal is to become the leading provider of IP telecommunications systems for enterprises. Key elements of our strategy include:

•	Extend our technology advantage. We intend to continue our research and development activities and expand our relationships with technology partners to enhance our product functionality, feature set and end user experience. We also intend to continue to develop additional applications for our systems and expand the interoperability of our systems with additional enterprise applications.

•	Grow our distribution network. We intend to increase our market penetration and extend our geographic reach by expanding our business with existing channel partners and by adding channel partners that serve specific target markets. We are particularly focused on expanding our relationships with channel partners that are focused on large enterprise accounts and with channel partners that operate in strategic international markets.

•	Maintain focus on customer satisfaction. We intend to continue to work closely with enterprise customers to gain valuable knowledge about their existing and future product requirements to help us develop new products and product enhancements that address their evolving requirements. We will continue to actively measure, and develop programs to continue to enhance, customer satisfaction.

•	Increase our brand awareness. We believe that increased visibility and awareness of the ShoreTel brand will enhance our ability to participate in enterprise customer evaluations of telecommunications systems, and will enable us to continue to grow our enterprise customer base. We intend to increase our sales and marketing activities to both channel partners and enterprise customers through targeted marketing programs, such as participation in seminars, trade shows and conferences, and advertising and public relations initiatives.

•	Increase penetration of our installed base. We plan to leverage our installed enterprise customer base to increase future sales. Since many organizations initially deploy our systems at a single location, we believe we can drive further penetration of our systems at multiple locations within these enterprises.

Corporate Information

We were originally incorporated in California in September 1996, and we reincorporated into Delaware in June 2007. Our principal offices are located at 960 Stewart Drive, Sunnyvale, CA 94085, and our telephone number is (408) 331-3300. Our world wide web address is http: //www.shoretel.com. The information found on, or accessible through, our website is not a part of this prospectus.

ShoreTel, our logo, ShorePhone, ShoreGear and ShoreWare are registered trademarks of ShoreTel. All other trademarks, tradenames and service marks appearing in this prospectus or the documents incorporated by reference in this prospectus are the property of their respective owners.

THE OFFERING

Shares of common stock offered by selling stockholders	4,400,000 shares

Shares of common stock to be outstanding after this offering	42,618,467 shares

Use of proceeds	The selling stockholders named in this prospectus are entities affiliated with Lehman Brothers Inc., one of the underwriters of this offering, and are offering all of the shares of common stock to be sold in this offering. The selling stockholders will receive all of the proceeds from this offering, and we will not receive any of the proceeds from the sale of the shares in this offering. See “Principal and Selling Stockholders” and “Underwriting — Relationships/FINRA Rules.”

NASDAQ Global Market symbol	SHOR

The number of shares of common stock to be outstanding after this offering is based on 42,618,467 shares outstanding as of September 30, 2007, and excludes:

•	5,304,613 shares of common stock issuable upon exercise of outstanding options as of September 30, 2007, at a weighted average exercise price of $6.01 per share;

•	599,425 shares of common stock issuable upon exercise of options granted between October 1, 2007 and November 15, 2007, at a weighted average exercise price of $16.19 per share;

•	69,612 shares of common stock issuable upon exercise of outstanding warrants as of September 30, 2007, at a weighted average exercise price of $2.11 per share;

•	2,693,729 shares of common stock reserved for future grant or issuance under our 2007 equity incentive plan; and

•	500,000 shares of common stock available for issuance under our 2007 employee stock purchase plan.

Except as otherwise noted, this prospectus reflects and assumes no exercise of the underwriters’ option to purchase up to an additional 660,000 shares from the selling stockholders.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following summary consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Selected Consolidated Financial Data” and our condensed consolidated financial statements and related notes included in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2007 and in our Annual Report on Form 10-K for the fiscal year ended June 30, 2007, each of which is included herein or incorporated by reference in this prospectus. The consolidated statements of operations data for the fiscal years ended June 30, 2005, 2006 and 2007 have been derived from our audited condensed consolidated financial statements incorporated by reference in this prospectus from our Annual Report on Form 10-K for the fiscal year ended June 30, 2007. The consolidated statement of operations data for the three months ended September 30, 2006 and 2007, and the consolidated balance sheet data as of September 30, 2007, have been derived from our unaudited condensed consolidated financial statements incorporated by reference in this prospectus from our Quarterly Report on Form 10-Q for the quarter ended September 30, 2007. The unaudited condensed consolidated financial statements include, in the opinion of management, all adjustments, which include only normal recurring adjustments, that management considers necessary for the fair presentation of the financial information set forth in those financial statements. Our historical results are not necessarily indicative of the results to be expected in any future period.

	Year Ended June 30,				Three Months Ended September 30,
	2005	2006		2007	2006		2007
	(In thousands, except per share amounts)

Consolidated statement of operations data:
Revenue:
Product	$31,970	$55,300		$87,095	$18,467		$28,125
Support and services	3,512	6,308		10,732	1,948		3,850

Total revenue	35,482	61,608		97,827	20,415		31,975
Cost of revenue:
Product (1)	13,961	21,855		29,751	6,507		9,404
Support and services (1)	2,907	5,425		6,837	1,445		2,159

Total cost of revenue	16,868	27,280		36,588	7,952		11,563
Gross profit	18,614	34,328		61,239	12,463		20,412

Operating expenses:
Research and development (1)	7,034	9,720		17,224	3,117		6,207
Sales and marketing (1)	10,050	15,699		26,126	5,677		8,322
General and administrative (1)	3,045	4,936		11,673	2,573		3,723

Total operating expenses	20,129	30,355		55,023	11,367		18,252

Operating income (loss)	(1,515)	3,973		6.216	1,096		2,160
Other income — net	124	248		273	157		1,203

Income (loss) before provision for income taxes	(1,391)	4,221		6,489	1,253		3,363
Income tax provision	(11)	(219)		(408)	(207)		(806)

Net income (loss)	(1,402)	4,002		6,081	1,046		2,557
Accretion of preferred stock	(32)	(51)		(50)	(13)		—

Net income (loss) available to common shareholders	$(1,434)	$3,951		6,031	$1,033		$2,557

Net income (loss) per share available to common shareholders (2):
Basic	$(0.27)	$0.60		$0.70	$0.13		$0.06
Diluted	$(0.27)	$0.12	(3)	$0.17	$0.03	(3)	$0.06
Shares used in computing net income (loss) per share available to common shareholders:
Basic	5,352	6,609		8,565	7,912		41,881
Diluted	5,352	33,431	(3)	35,531	35,243	(3)	44,989

(1)	Includes stock-based compensation expense as follows (in thousands):

				Three Months Ended
	Year Ended June 30,			September 30,
	2005	2006	2007	2006	2007

Cost of product revenue	$—	$—	$12	$1	$8
Cost of support and services revenue	—	16	99	5	58
Research and development	—	14	384	17	254
Sales and marketing	—	7	533	97	451
General and administrative	82	45	1,658	702	294

Total stock-based compensation expense	$82	$82	$2,686	$822	$1,065

Effective July 1, 2006, we adopted SFAS 123(R) “Share-Based Payment.” Stock-based compensation expense for years prior to fiscal 2007 was calculated based on provisions of APB 25 “Accounting for Stock Issued to Employees.”

(2)	See Note 3 to our consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended June 30, 2007, which is incorporated by reference in this prospectus, for a description of the method used to compute basic and diluted net income (loss) per share available to common stockholders.

(3)	See Note 2 to our consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended June 30, 2007, which is incorporated by reference in this prospectus, regarding the restatement of diluted net income per common share available to common stockholders and diluted shares used in computing net income per share available to common shareholders for the year ended June 30, 2006.

The consolidated balance sheet data as of September 30, 2007 have been derived from our unaudited consolidated financial statements incorporated by reference in this prospectus from our Quarterly Report on Form 10-Q for the quarter ended September 30, 2007.

As of September 30, 2007
(In thousands)

Consolidated balance sheet data:
Cash and cash equivalents	$99,192
Working capital	107,074
Total assets	133,636
Total shareholders’ equity	106,122

RISK FACTORS

This offering and an investment in our common stock involve a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this prospectus and our Annual Report on Form 10-K for the fiscal year ended June 30, 2007 and Quarterly Report on Form 10-Q for the quarter ended September 30, 2007, each of which is incorporated by reference in this prospectus, including the consolidated financial statements and the related notes contained therein, before deciding to invest in our common stock. If any of the following risks actually occurs, our business, financial condition, results of operations and future prospects could be materially and adversely affected. In that event, the market price of our common stock could decline and you could lose part or all of your investment.

Risks Related to Our Business

Our recent profitability and growth rates may not be indicative of our future growth, and we may not be able to continue to maintain or increase our profitability or growth.

While we have been profitable in recent periods, we had an accumulated deficit of $82.2 million as of September 30, 2007. This accumulated deficit is attributable to net losses incurred from our inception in September 1996 through the end of the third quarter of fiscal 2005. We may not succeed in maintaining or increasing our profitability and could incur losses in future periods. We expect to incur significant additional operating expenses associated with being a public company. We also expect that our operating expenses, including recognition of stock-based compensation, will continue to increase in all areas as we seek to grow our business. If our gross profit does not increase to offset these expected increases in operating expenses, our operating results will be negatively affected. You should not consider our recent growth rates in terms of revenue and net income as indicative of our future growth. Accordingly we cannot assure you that we will be able to maintain or increase our profitability in the future.

The market in which we operate is intensely competitive, and many of our competitors are larger, more established and better capitalized than we are.

The market for IP telecommunications and other telecommunications systems is extremely competitive. Our competitors include companies that offer IP systems, such as Cisco Systems, Inc. and 3Com Corporation, and that offer hybrid systems, such as Alcatel-Lucent, Avaya, Inc., Mitel Networks Corporation (which recently acquired Inter-Tel Incorporated) and Nortel Networks Corporation. Several of the companies that offer hybrid systems are beginning to also offer IP telecommunications systems. Many of our competitors are substantially larger and have greater financial, technical, research and development, sales and marketing, manufacturing, distribution and other resources. We could also face competition from new market entrants, whether from new ventures or from established companies moving in to the market. These competitors have various other advantages over us, including:

•	greater market presence, name recognition and brand reputation;

•	a larger installed base of telecommunications and networking systems with enterprise customers;

•	larger and more geographically distributed services and support organizations and capabilities;

•	a broader offering of telecommunications and networking products, applications and services;

•	a more established international presence to address the needs of global enterprises;

•	substantially larger patent and intellectual property portfolios;

•	longer operating histories;

•	a longer history of implementing large-scale telecommunications or networking systems;

•	more established relationships with industry participants, customers, suppliers, distributors and other technology companies; and

•	the ability to acquire technologies or consolidate with other companies in the industry to compete more effectively.

Given their capital resources, many of these competitors are in a better position to withstand any significant reduction in capital spending by enterprise customers on telecommunications equipment and are not as susceptible to downturns in a particular market. This risk is enhanced because we focus our business solely on the enterprise IP telecommunications market and do not have a diversified portfolio of products that are applicable to other market segments.

We compete primarily on the basis of price, feature set, reliability, scalability, usability, total cost of ownership and service. Because our competitors have greater financial strength than we do and are able to offer a more diversified bundle of products and services, they have offered and in the future may offer telecommunications products at lower prices than we do. These larger competitors can also bundle products with other services, such as hosted or managed services, effectively reducing the price of their products. In order to remain competitive from a cost perspective, we have in the past reduced the prices of our products, and we may be required to do so in the future, in order to gain enterprise customers. Price reductions could have a negative effect on our gross margins.

Our competitors may also be able to devote more resources to developing new or enhanced products, including products that may be based on new technologies or standards. If our competitors’ products become more accepted than our products, our competitive position will be impaired and we may not be able to increase our revenue or may experience decreased gross margins. If any of our competitors’ products or technologies become the industry standard, if they are successful in bringing their products to market earlier, or if their products are more technologically capable than ours, then our sales could be materially adversely affected. We may not be able to maintain or improve our competitive position against our current or future competitors, and our failure to do so could materially and adversely affect our business.

As voice and data networks converge, we are likely to face increased competition from companies in the information technology, personal and business applications and software industries.

The convergence of voice and data networks and their wider deployment by enterprises has led information technology and communication applications deployed on converged networks to become more integrated. This integration has created an opportunity for the leaders in information technology, personal and business applications and the software that connects the network infrastructure to those applications, to enter the telecommunications market and offer products that compete with our systems. Competition from these potential market entrants may take many forms, and they may offer products and applications similar to those we offer. For example, Microsoft Corporation has recently announced its unified communications product roadmap. This includes its recently introduced “Office Communicator 2007,” which Microsoft stated will allow end users to control communications, including voice over IP, through the Office Communicator application on their PC, which we expect will provide functionality similar to that offered by our Personal Call Manager application. Microsoft has also announced “Office Communications Server 2007”, a product that offers competing unified messaging capabilities. Microsoft has also developed an IP phone and has licensed the rights to produce such phones to third parties. In addition, Microsoft has also entered into alliances with several of our competitors, and in July 2006 announced an extensive relationship with Nortel for the production of IP-based communications equipment that will be integrated with the Microsoft systems and Office Communicator. Microsoft and other leaders in the information technology, personal and business applications and software industries, have substantial financial and other resources that they could devote to this market.

If Microsoft continues to move into the telecommunications market or if other new competitors from the information technology, personal and business applications or software industries enter the telecommunications market, the market for IP telecommunications systems will become increasingly competitive. If the solutions offered by Microsoft or other new competitors achieve substantial market penetration, we may not be able to maintain or improve our market position, and our failure to do so could materially and adversely affect our business and results of operations.

If the emerging market for enterprise IP telecommunications systems does not fully develop, our future business would be harmed.

The market for enterprise IP telecommunications systems has begun to develop only recently, is evolving rapidly and is characterized by an increasing number of market entrants. As is typical of a new and rapidly evolving industry, the demand for and market acceptance of, enterprise IP telecommunications systems products and services are uncertain. We cannot assure you that enterprise telecommunications systems that operate on IP networks will become widespread. In particular, enterprises that have already invested substantial resources in other means of communicating information may be reluctant or slow to implement an IP telecommunications system that can require significant initial capital expenditures as compared to a hybrid system that might require a lower initial capital expenditure despite higher potential total expenditures over the long term. If the market for enterprise IP telecommunications systems fails to develop or develops more slowly than we anticipate, our products could fail to achieve market acceptance, which in turn could significantly harm our business. This growth may be inhibited by a number of factors, such as:

•	initial costs of implementation for a new system;

•	quality of infrastructure;

•	security concerns;

•	equipment, software or other technology failures;

•	regulatory encroachments;

•	inconsistent quality of service;

•	perceived unreliability or poor voice quality over IP networks as compared to circuit-switched networks; and

•	lack of availability of cost-effective, high-speed network capacity.

Moreover, as IP-based data communications and telecommunications usage grow, the infrastructure used to support these services, whether public or private, may not be able to support the demands placed on them and their performance or reliability may decline. Even if enterprise IP telecommunications systems become more widespread in the future, we cannot assure you that our products will attain broad market acceptance.

Our operating results have fluctuated in the past and may fluctuate in the future, which could cause our stock price to decline.

Our quarterly and annual results of operations may fluctuate in the future as a result of a variety of factors, some of which may be outside of our control. If our results of operations fall below the expectations of securities analysts or investors, the price of our common stock could decline substantially. Fluctuations in our quarterly or annual results of operations may be due to a number of factors, including, but not limited to:

•	the timing and volume of shipments of our products during a particular period;

•	the timing and success of new product introductions by us or our competitors;

•	the timing of recognition of revenue from sales to our customers;

•	changes in our or our competitors’ pricing policies or sales terms;

•	changes in the mix of our products and services sold during a particular period;

•	the amount and timing of operating costs related to the maintenance and expansion of our business, operations and infrastructure;

•	our ability to control costs, including third-party manufacturing costs and costs of components;

•	our ability to obtain sufficient supplies of components;

•	our ability to maintain sufficient production volumes for our products;

•	volatility in our stock price, which may lead to higher stock compensation expenses pursuant to Statement of Financial Accounting Standards No. 123(R), Share-Based Payment, or SFAS 123(R);

•	publicly-announced litigation, such as the lawsuit by Mitel;

•	the timing of costs related to the development or acquisition of technologies or businesses;

•	conditions specific to the IP telecommunications market, such as rates of adoption of IP telecommunications systems and introduction of new standards;

•	changes in domestic and international regulatory environments affecting the Internet and telecommunications industries;

•	seasonality in our target markets; and

•	the purchasing and budgeting cycles of enterprise customers.

Because our operating expenses are largely fixed in the short-term, any shortfalls in revenue in a given period would have a direct and adverse effect on our operating results in that period. We believe that our quarterly and annual revenue and results of operations may vary significantly in the future and that period-to-period comparisons of our operating results may not be meaningful. You should not rely on the results of one period as an indication of future performance.

We rely on third-party resellers to sell our products, and disruptions to, or our failure to develop and manage, our distribution channels and the processes and procedures that support them could adversely affect our business.

Approximately 95% of our total revenue in the first quarter of fiscal 2008 was generated through indirect channel sales. These indirect sales channels consist of third-party resellers that market and sell telecommunications systems and other products and services to customers. We expect indirect channel sales will continue to generate a substantial majority of our total revenue in the future. Our future success is highly dependent upon establishing and maintaining successful relationships with a variety of third-party resellers of telecommunications products and services. In addition, we rely on these entities to provide many of the installation, implementation and support services for our products. Accordingly, our success depends in large part on the effective performance of these channel partners. By relying on channel partners, we may in some cases have little or no contact with the ultimate users of our products, thereby making it more difficult for us to establish brand awareness, ensure proper delivery and installation of our products, service ongoing enterprise customer requirements and respond to evolving enterprise customer needs. This difficulty could be more pronounced in international markets, where we expect that enterprise customers will purchase our systems from a channel partner that purchased through a distributor. Additionally, some of our channel partners are smaller companies that may not have the same financial resources as other of our larger channel partners, which could in some cases expose us to additional collections risk. As of June 30, 2007 and 2006, we had approximately 470 and 340 third-party resellers, respectively, in our channel partner program. Historically, we have experienced relatively low turnover of the resellers in our program, with 46 and 19 partners leaving the program in fiscal 2007 and fiscal 2006, respectively.

Recruiting and retaining qualified channel partners and training them in our technology and products requires significant time and resources. In order to develop and expand our distribution channel, we must continue to scale and improve our processes and procedures that support our channel, including investment in systems and training, and those processes and procedures may become increasingly complex and difficult to manage. We have no long-term contracts or minimum purchase commitments with any of our channel partners, and our contracts with these channel partners do not prohibit them from offering products or services that compete with ours. Our competitors may be effective in providing incentives to existing and potential channel partners to favor their products or to prevent or reduce sales of our products. Our channel partners may choose not to offer our products exclusively or at all. Our failure to establish and maintain successful relationships with channel partners would likely materially adversely affect our business, operating results and financial condition.

Our sales cycle can be lengthy and unpredictable, which makes it difficult to forecast the amount of our sales and operating expenses in any particular period.

The sales cycle for our products typically ranges from six to nine months, and in some cases can be over 12 months. Part of our strategy is to increasingly target our sales efforts on larger enterprises. Because the sales cycle for large enterprises is generally longer than for smaller enterprises, our sales cycle in the future may be even longer than it has been historically. As a result, we may have limited ability to forecast whether or in which period a sale will occur. The success of our product sales process is subject to many factors, some of which we have little or no control over, including:

•	the timing of enterprise customers’ budget cycles and approval processes;

•	a technical evaluation or trial by potential enterprise customers;

•	our ability to introduce new products, features or functionality in a manner that suits the needs of a particular enterprise customer;

•	the announcement or introduction of competing products; and

•	the strength of existing relationships between our competitors and potential enterprise customers.

We may expend substantial time, effort and money educating our current and prospective enterprise customers as to the value of, and benefits delivered by, our products, and ultimately fail to produce a sale. If we are unsuccessful in closing sales after expending significant resources, our operating results will be adversely affected. Furthermore, if sales forecasted for a particular period do not occur in such period, our operating results for that period could be substantially lower than anticipated and the market price of our common stock could decline.

Our products incorporate some sole sourced components and the inability of these sole source suppliers to provide adequate supplies of these components may prevent us from selling our products for a significant period of time or limit our ability to deliver sufficient amounts of our products.

We rely on sole or limited numbers of suppliers for several key components utilized in the assembly of our products. For example, we source semiconductors that are essential to the operation of our phones from separate single suppliers, and we have not identified or qualified any alternative suppliers for these components. We do not have supply agreements with our sole source suppliers, and the components for our products are typically procured by our contract manufacturers. If we lose access to these components we may not be able to sell our products for a significant period of time, and we could incur significant costs to redesign our products or to qualify alternative suppliers. This reliance on a sole source or limited number of suppliers involves several additional risks, including:

•	supplier capacity constraints;

•	price increases;

•	timely delivery; and

•	component quality.

This reliance is exacerbated by the fact that we maintain a relatively small amount of inventory and our contract manufacturers typically acquire components only as needed. As a result, our ability to respond to enterprise customer orders efficiently may be constrained by the then-current availability or the terms and pricing of these components. Disruption or termination of the supply of these components could delay shipments of our products and could materially and adversely affect our relationships with current and prospective enterprise customers. For example, in December 2004, our power supply component vendor was unable to provide sufficient components, and we had to obtain this component from another source. Also, from time to time we have experienced component quality issues with products obtained from our contract manufacturers. For example, in the first quarter of our 2005 fiscal year, we had to expend resources to fix keys that were not working properly on some of our phones. In addition, any increase in the price of these components could reduce our gross margin and adversely impact our profitability. We may not be able to obtain a sufficient quantity of these components to meet the demands of enterprise customers in a timely manner or the prices of these components may increase. In addition, problems with respect to yield and quality of these components and timeliness of deliveries could occur. These delays could also materially and adversely affect our operating results.

Our business may be harmed if our contract manufacturers are not able to provide us with adequate supplies.

We outsource the manufacturing of our products. Currently, we have arrangements for the production of our switches with a contract manufacturer in California and for the production of our phones with a contract manufacturer located in China. Our reliance on contract manufacturers involves a number of potential risks, including the absence of adequate capacity, ownership of certain elements of electronic designs, and reduced control over delivery schedules.

We depend on our contract manufacturers to finance the production of goods ordered and to maintain adequate manufacturing capacity. We do not exert direct control over our contract manufacturers, so we may be unable to procure timely delivery of acceptable products to our enterprise customers.

If sales of our products continue to grow, one or both of our contract manufacturers may not have sufficient capacity to enable it to increase production to meet the demand for our products. Moreover, both of our contract manufacturers could have manufacturing engagements with companies that are much larger than we are and whose production needs are much greater than ours. As a result, one or both of our contract manufacturers may choose to devote additional resources to the production of products other than ours if capacity is limited.

In addition, our contract manufacturers do not have any written contractual obligation to accept any purchase order that we submit for the manufacture of any of our products nor do we have any assurance that our contract manufacturers will agree to manufacture and supply any or all of our requirements for our products. Furthermore, either of our contract manufacturers may unilaterally terminate their relationship with us at any time upon 180 days notice with respect to the contract manufacturer of our switches and 120 days notice with respect to the contract manufacturer of our phones or seek to increase the prices they charge us. For example, in January 2005, one of our former contract manufacturers, which at the time was the sole manufacturer of our switches, notified us that it was terminating its relationship with us upon six months of advance notice, which required us to qualify and obtain a new contract manufacturer. As a result, we are not assured that our current manufacturers will continue to provide us with an uninterrupted supply of products of at an acceptable price in the future.

Even if our contract manufacturers accept and fulfill our orders, it is possible that the products may not meet our specifications. Because we do not control the final assembly and quality assurance of our products, there is a possibility that these products may contain defects or otherwise not meet our quality standards, which could result in warranty claims against us that could adversely affect our operating results and future sales.

If our contract manufacturers are unable or unwilling to continue manufacturing our products in required volumes and to meet our quality specifications, or if they significantly increase their prices, we will have to identify one or more acceptable alternative contract manufacturers. The process of identifying and qualifying a new contract manufacturer can be time consuming, and we may not be able to substitute suitable alternative contract manufacturers in a timely manner or at acceptable prices. Additionally, transitioning to new contract manufacturers may cause delays in supply if the new contract manufacturers have difficulty manufacturing products to our specifications or quality standards. Furthermore, we do not own the electronic design for our phones, hence it may be more difficult or costly for us to change the contract manufacturer of our phones or to arrange for an alternate of or a replacement for these products in a timely manner should a transition be required. This could also subject us to the risk that our competitors could obtain phones containing technology that is the same as or similar to the technology in our phones.

Any disruption in the supply of products from our contract manufacturers may harm our business and could result in a loss of sales and an increase in production costs, which could adversely affect our business and results of operations.

The gross margins on our products may decrease due to competitive pressures or otherwise, which could negatively impact our profitability.

It is possible that the gross margins on our products will decrease in the future in response to competitive pricing pressures, new product introductions by us or our competitors, changes in the costs of components or other factors. If we experience decreased gross margins and we are unable to respond in a timely manner by introducing and selling new, higher-margin products successfully and continually reducing our product costs, our gross margins may decline, which will harm our business and results of operations.

If we fail to make necessary improvements to address a material weakness in our internal control over financial reporting, we may not be able to report our financial results accurately and timely, which could harm our business, reputation and cause the price of our common stock to decline.

We had a material weakness in our internal control over financial reporting as of June 30, 2007 in that we did not have sufficient internal control over financial reporting related to the deferral of revenue for the entire arrangement fees associated with transactions in which vendor specific evidence of fair value, or VSOE, does not exist for undelivered product elements.

If VSOE of fair value does not exist for commitments to provide specified upgrades, services or additional products to customers in the future, as has been the case from time to time in the past, we defer all revenue from the arrangement until the earlier of the point at which VSOE of fair value does exist or all such elements from the arrangement have been delivered.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

This material weakness resulted in audit adjustments to our consolidated financial statements for the fiscal year ended June 30, 2007.

We are in the process of taking steps intended to remedy this material weakness, and we will not be able to fully address this material weakness until these steps have been completed. If we fail to maintain the number and expertise of our staff for our accounting and finance functions and to improve and maintain internal control over financial reporting adequate to meet the demands of a public company, including the requirements of the Sarbanes- Oxley Act, we may be unable to report our financial results accurately. If we cannot do so, our business, reputation and stock price may decline.

Even if we are able to report our financial statements accurately and timely, if we do not make all the necessary improvements to address the material weakness, continued disclosure of our material weakness will be required in future filings with the SEC, which could cause our reputation to be harmed and our stock price to decline.

We have incurred, and expect to continue to incur significant increased costs as a result of operating as a public company, and our management is required to devote substantial time to public company compliance initiatives. These added costs and required management focus could adversely affect our operating results.

As a public company, we have incurred and will continue to incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act, as well as rules subsequently implemented by the SEC and the NASDAQ Stock Market, have imposed a variety of new requirements on public companies, including requiring changes in corporate governance practices. Our management and other personnel have been required to devote a substantial amount of time to these new compliance initiatives. Moreover, these rules and regulations have increased our legal and financial compliance costs and have made some activities more time-consuming and costly. For example, these new rules and regulations have made it more expensive for us to obtain director and officer liability insurance.

In addition, the Sarbanes-Oxley Act requires, among other things, that we maintain effective internal control over financial reporting and disclosure controls and procedures. In particular, commencing in fiscal 2008, we must perform system and process evaluation and testing of our internal control over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. Our compliance with Section 404 will require that we incur substantial accounting expense and expend significant management efforts. We currently do not have an internal audit group. We have recently hired additional accounting and financial staff with public company experience and technical accounting knowledge. If we are not able to comply with the requirements of Section 404 in a timely manner, or if we or our independent registered public accounting firm continues to note or identify deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the market price of our stock could decline and we could be subject to sanctions or investigations by the NASDAQ Stock Market, the SEC or other regulatory authorities, which would require additional financial and management resources.

In the three month period ended September 30, 2007, the increased costs associated with operating as a public company have had an impact on our net income, and may in the future cause us to reduce costs in other areas of our business or increase the prices of our products or services to offset the effect of such increased costs. Additionally, if these requirements continue to significantly divert our management’s attention from other business concerns, they could have a material adverse effect on our business, financial condition and results of operations.

If we fail to develop and introduce new products and features in a timely manner, or if we fail to manage product transitions, we could experience decreased revenue or decreased selling prices in the future.

Our future growth depends on our ability to develop and introduce new products successfully. Due to the complexity of the type of products we produce, there are significant technical risks that may affect our ability to introduce new products and features successfully. In addition, we must commit significant resources to developing new products and features before knowing whether our investments will result in products that are accepted by the market. The success of new products depends on many factors, including:

•	the ability of our products to compete with the products and solutions offered by our competitors;

•	the cost of our products;

•	the reliability of our products;

•	the timeliness of the introduction and delivery of our products; and

•	the market acceptance of our products.

If we are unable to develop and introduce new products in a timely manner or in response to changing market conditions or enterprise customer requirements, or if these products do not achieve market acceptance, our operating results could be materially and adversely affected.

Product introductions by us in future periods may also reduce demand for, or cause price declines with respect to, our existing products. As new or enhanced products are introduced, we must successfully manage the transition from older products, avoid excessive levels of older product inventories and ensure that sufficient supplies of new products can be delivered to meet enterprise customer demand. Our failure to do so could adversely affect our revenue, gross margins and other operating results.

If we fail to respond to technological changes and evolving industry standards, our products could become obsolete or less competitive in the future.

The telecommunications industry is highly competitive and characterized by rapidly changing technologies and standards, frequent product introductions and short product life cycles. Accordingly, our operating results depend upon, among other things, our ability to develop and introduce new products and our ability to reduce production costs of existing products. The process of developing new technologies and products is complex, and if we are unable to develop enhancements to, and new features for, our existing products or acceptable new products that keep pace with technological developments or industry standards, our products may become obsolete, less marketable and less competitive and our business will be harmed.

In addition, as industry standards evolve, it is possible that one standard becomes predominant in the market. This could facilitate the entry into the market of competing products, which could result in significant pricing pressure. Additionally, if one standard becomes predominant and we adopt that standard, enterprises may be able to create a unified, integrated system by using phones, switches, servers, applications, or other telecommunications products produced by different companies. Therefore, we may be unable to sell complete systems to enterprise customers because the enterprise customers elect to purchase portions of their telecommunications systems from our competitors. For example, if a single industry standard is adopted, customers may elect to purchase our switches, but could purchase software applications and phones from other vendors. This could reduce our revenue and gross margins if enterprise customers instead purchase primarily lower-margin products from us. Conversely, if one standard becomes predominant, and we do not adopt it, potential enterprise customers may choose to buy a competing system that is based on that standard.

Our products are highly complex and may contain undetected software or hardware errors, which could harm our reputation and future product sales.

Because our enterprise customers rely on our products for telecommunications, an application that is critical to their business, any failure to provide high quality and reliable products, whether caused by our own failure or failures by our contract manufacturer or suppliers, could damage our reputation and reduce demand for our products. Our products have in the past contained, and may in the future contain, undetected errors or defects. Some errors in our products may only be discovered after a product has been installed and used by enterprise customers. Any errors or defects discovered in our products after commercial release could result in loss of revenue, loss of enterprise customers and increased service and warranty costs, any of which could adversely affect our business. In addition, we could face claims for product liability, tort or breach of warranty. Our purchase orders contain provisions relating to warranty disclaimers and liability limitations, which may not be upheld. Defending a lawsuit, regardless of its merit, is costly and may divert management’s attention and adversely affect the market’s perception of us and our products. In addition, if our business liability insurance coverage proves inadequate or future coverage is unavailable on acceptable terms or at all, our business, operating results and financial condition could be adversely affected.

Our business could be harmed by adverse economic conditions in our target markets or reduced spending on information technology and telecommunication products.

Our business depends on the overall demand for information technology, and in particular for telecommunications systems. The market we serve is emerging and the purchase of our products involves significant upfront expenditures. In addition, the purchase of our products can be discretionary and may involve a significant commitment of capital and other resources. Weak economic conditions in our target markets, or a reduction in information technology or telecommunications spending even if economic conditions improve, would likely adversely impact our business, operating results and financial condition in a number of ways, including longer sales cycles, lower prices for our products and reduced unit sales. For example, some of our sales are derived from the financial services market, which is experiencing a downturn related to the sub-prime mortgage market defaults, and this may cause a reduction in our sales to the financial services market in future periods.

Our future success depends on our ability to attract, integrate and retain key personnel, and our failure to do so could harm our ability to grow our business.

Our future success will depend, to a significant extent, on our ability to attract, integrate and retain our key personnel, namely our management team and experienced sales and engineering personnel. We may experience difficulty assimilating our newly hired personnel, which may adversely affect our business. In addition, we must retain and motivate high quality personnel, and we must also attract and assimilate other highly qualified employees. Competition for qualified management, technical and other personnel can be intense, and we may not be successful in attracting and retaining such personnel. Competitors have in the past and may in the future attempt to recruit our employees, and our management and key employees are not bound by agreements that could prevent them from terminating their employment at any time. If we fail to attract, integrate and retain key employees, our ability to manage and grow our business could be harmed.

If we fail to manage our growth effectively, our business could be harmed.

We have recently experienced a period of rapid growth in our headcount and operations. In the last year and a half, we have significantly expanded our workforce and channel partner network and the number and size of enterprise customers implementing our systems. We anticipate that we will further expand our operations. This growth has placed, and future growth will place, a significant strain on our management, administrative, operational and financial infrastructure. Our success will depend in part upon our ability to manage this growth effectively. To manage the expected growth of our operations and personnel, we will need to continue to improve our operational, financial and management controls and our reporting systems and procedures. Failure to effectively manage growth could result in difficulty in filling enterprise customer orders, declines in product quality or customer satisfaction, increases in costs or other production and distribution difficulties, and any of these difficulties could adversely impact our business performance and results of operations.

We are in the process of expanding our international operations, which exposes us to significant risks.

To date we have limited international operations and have not had material revenue from international enterprise customers. The future success of our business will depend, in part, on our ability to expand our operations and enterprise customer base successfully worldwide. Operating in international markets requires significant resources and management attention and will subject us to regulatory, economic and political risks that are different from those in the United States. Because of our limited experience with international operations, our international expansion efforts may not be successful. In addition, we will face risks in doing business internationally that could adversely affect our business, including:

•	our ability to comply with differing technical and environmental standards and certification requirements outside the United States;

•	difficulties and costs associated with staffing and managing foreign operations;

•	greater difficulty collecting accounts receivable and longer payment cycles;

•	the need to adapt our products for specific countries;

•	availability of reliable broadband connectivity and wide area networks in targeted areas for expansion;

•	unexpected changes in regulatory requirements;

•	difficulties in understanding and complying with local laws, regulations and customs in foreign jurisdictions;

•	tariffs, export controls and other non-tariff barriers such as quotas and local content rules;

•	more limited protection for intellectual property rights in some countries;

•	adverse tax consequences;

•	fluctuations in currency exchange rates, which could increase the price of our products outside of the United States, increase the expenses of our international operations and expose us to foreign currency exchange rate risk;

•	restrictions on the transfer of funds; and

•	new and different sources of competition.

Our failure to manage any of these risks successfully could harm our future international operations and our overall business.

Failure to protect our intellectual property could substantially harm our business.

Our success and ability to compete are substantially dependent upon our intellectual property. We rely on patent, trademark and copyright law, trade secret protection and confidentiality or license agreements with our employees, enterprise customers, strategic partners and others to protect our intellectual proprietary rights.

However, the steps we take to protect our intellectual property rights may be inadequate. We currently have three issued patents and 12 patent applications in the United States. We also have one foreign patent application relating to one of our U.S. patents. We cannot assure you that any additional patents will be issued. Even if patents are issued, they may not adequately protect our intellectual property rights or our products against competitors, and third-parties may challenge the scope, validity and/or enforceability of our issued patents. In addition, other parties may independently develop similar or competing technologies designed around any patents that may be issued to us.

In order to protect our intellectual property rights, we may be required to spend significant resources to monitor and protect such rights. We may not be able to detect infringement, and may lose our competitive position in the market before we are able to do so. In the event that we detect any infringement of our intellectual property rights, we intend to enforce such rights vigorously, and from time to time we may initiate claims against third parties that we believe are infringing on our intellectual property rights if we are unable to resolve matters satisfactorily through negotiation. Litigation brought to protect and enforce our intellectual property rights could be costly, time-consuming and distracting to management and could result in the impairment or loss of portions of our intellectual property. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights. Our failure to secure, protect and enforce our intellectual property rights could harm our brand and adversely impact our business, financial condition and results of operations.

If a third-party asserts that we are infringing its intellectual property, whether successful or not, it could subject us to costly and time-consuming litigation or expensive licenses, which could harm our business.

There is considerable patent and other intellectual property development activity in our industry. Our success depends, in part, upon our not infringing upon the intellectual property rights of others. Our competitors, as well have a number of other entities and individuals, own or claim to own intellectual property relating to our industry. From time to time, third parties may claim that we are infringing upon their intellectual property rights, and we may be found to be infringing upon such rights. Third-parties have in the past sent us correspondence regarding their intellectual property and have filed litigation against us, and in the future we may receive claims that our products infringe or violate their intellectual property rights. In this regard, Mitel Networks Corporation, one of our competitors, has filed a lawsuit alleging that we infringe upon six of its patents. See “Business — Legal Proceedings” for a further discussion of this lawsuit. Furthermore, we may be unaware of the intellectual property rights of others that may cover some or all of our technology or products. Any claims or litigation could cause us to incur significant expenses and, if successfully asserted against us, could require that we pay substantial damages or ongoing royalty payments, prevent us from selling our products, damage our reputation, or require that we comply with other unfavorable terms, any of which could materially harm our business. In addition, we may decide to pay substantial settlement costs in connection with any claim or litigation, whether or not successfully asserted against us. Even if we were to prevail, any litigation regarding our intellectual property could be costly and time-consuming and divert the attention of our management and key personnel from our business operations.

Litigation with respect to intellectual property rights in the telecommunications industries is not uncommon and can often involve patent holding companies who have little or no product revenue and against whom our own patents may provide little or no deterrence. We may also be obligated to indemnify our enterprise customers or business partners in connection with any such litigation, which could further exhaust our resources. Furthermore, as a result of an intellectual property challenge, we may be required to enter into royalty, license or other agreements. We may not be able to obtain these agreements on terms acceptable to us or at all. In addition, disputes regarding our intellectual property rights may deter distributors selling our products and dissuade potential enterprise customers from purchasing such products. As such, third-party claims with respect to intellectual property may increase our cost of goods sold or reduce the sales of our products, and may have a material and adverse effect on our business.

Our products include third-party technology and intellectual property, which could present additional risks.

We incorporate certain third-party technologies, such as our contact center, collaboration bridge and network monitoring software, into our products, and intend to utilize additional third-party technologies in the future. However, licenses to relevant third-party technology or updates to those technologies may not continue to be available to us on commercially reasonable terms, or at all. Furthermore, we do not own the electronic design for our phones, hence it may be difficult for us to arrange for an alternate of or a replacement for these products in a timely manner. Therefore, we could face delays in product releases until equivalent technology can be identified, licensed or developed, and integrated into our current products. These delays, if they occur, could materially adversely affect our business.

We are subject to environmental and other health and safety regulations that may increase our costs of operations or limit our activities.

We are subject to environmental and other health and safety regulations relating to matters such as reductions in the use of harmful substances, the use of lead-free soldering and the recycling of products and packaging materials. For example, the European Parliament and the Counsel of the European Union have published directives on waste electrical and electronic equipment and on the restriction of the use of certain hazardous substances in electrical and electronic equipment. These directives generally require electronics producers to bear the cost of collection, treatment, recovery and safe disposal of past and future products from end users and to ensure that new electrical and electronic equipment does not contain specified hazardous substances. While the cost of these directives to us cannot be determined before regulations are adopted in individual member states of the European Union, it may be substantial and may divert resources, which could detract from our ability to develop new products or operate our business, particularly if we increase international operations. We may not be able to comply in all cases with applicable environmental and other regulations, and if we do not, we may incur remediation costs or we may not be able to offer our products for sale in certain countries, which could adversely affect our results.

Some of our competitors could design their products to prevent or impair the interoperability of our products with enterprise customers’ networks, which could cause installations to be delayed or cancelled.

Our products must interface with enterprise customer software, equipment and systems in their networks, each of which may have different specifications. To the extent our competitors supply network software, equipment or systems to our enterprise customers, it is possible these competitors could design their technologies to be closed or proprietary systems that are incompatible with our products or to work less effectively with our products than their own. As a result, enterprise customers would be incentivized to purchase products that are compatible with the products and technologies of our competitors over our products. A lack of interoperability may result in significant redesign costs and harm relations with our enterprise customers. If our products do not interoperate with our enterprise customers’ networks, installations could be delayed or orders for our products could be cancelled, which would result in losses of revenue and enterprise customers that could significantly harm our business.

Our principal offices and the facilities of our contract manufacturers are located near known earthquake fault zones, and the occurrence of an earthquake or other catastrophic disaster could damage our facilities or the facilities of our contract manufacturers, which could cause us to curtail our operations.

Our principal offices and the facilities of one of our contract manufacturers are located in California near known earthquake fault zones and, therefore, are vulnerable to damage from earthquakes. We and our contract manufacturers are also vulnerable to damage from other types of disasters, such as power loss, fire, floods and similar events. If any disaster were to occur, our ability to operate our business could be seriously impaired. In addition, we may not have adequate insurance to cover our losses resulting from disasters or other similar significant business interruptions. Any significant losses that are not recoverable under our insurance policies could seriously impair our business and financial condition.

Our products require reliable broadband connections, and we may be unable to sell our products in markets where broadband connections are not yet widely available.

End users of our products must have reliable access to an enterprise customer’s wide area network in order for our products to perform properly. Accordingly, it is not likely that there will be demand for our products in geographic areas that do not have a sufficiently reliable infrastructure of broadband connections. Many geographic locations do not have reliable infrastructure for broadband connections, particularly in some international markets.

Our future growth could be limited if broadband connections are not or do not become widely available in markets that we target.

If our enterprise customers experience inadequate performance with their wide area networks, even if unrelated to our systems, our product performance could be adversely affected, which could harm our relationships with current enterprise customers and make it more difficult to attract new enterprise customers.

Our products depend on the reliable performance of the wide area networks of enterprise customers. If enterprise customers experience inadequate performance with their wide area networks, whether due to outages, component failures, or otherwise, our product performance would be adversely affected. As a result, when these types of problems occur with these networks, our enterprise customers may not be able to immediately identify the source of the problem, and may conclude that the problem is related to our products. This could harm our relationships with our current enterprise customers and make it more difficult to attract new enterprise customers, which could harm our business.

We might require additional capital to support our business in the future, and this capital might not be available on acceptable terms, or at all.

Although we anticipate that our current cash on hand and the proceeds from our initial public offering, which was completed in July 2007, will be sufficient to meet our currently anticipated cash needs through fiscal 2008, if our cash and cash equivalents balances and any cash generated from operations and from our initial public offering are not sufficient to meet our future cash requirements, we will need to seek additional capital, potentially through debt or equity financings, to fund our operations. We may also need to raise additional capital to take advantage of new business or acquisition opportunities. We may seek to raise capital by, among other things:

•	issuing additional common stock or other equity securities;

•	issuing debt securities; or

•	borrowing funds under a credit facility.

We may not be able to raise needed cash on terms acceptable to us or at all. Financings, if available, may be on terms that are dilutive or potentially dilutive to our stockholders, and the prices at which new investors would be willing to purchase our securities may be lower than the public offering price. The holders of new securities may also receive rights, preferences or privileges that are senior to those of existing holders of common stock. In addition, if we were to raise cash through a debt financing, such debt may impose conditions or restrictions on our operations, which could adversely affect our business. If new sources of financing are required but are insufficient or unavailable, we would be required to modify our operating plans to the extent of available funding, which would harm our ability to maintain or grow our business.

Risks Related to the Offering

The price of our common stock has been and may continue to be volatile and the value of your investment could decline.

In the past several years, technology stocks have experienced high levels of volatility. The trading price of our common stock since our initial public offering in July 2007 has fluctuated significantly, and may continue to fluctuate significantly in the future. Since our initial public offering in July 2007 through November 15, 2007, our stock has fluctuated from a low of $9.80 to a high of $19.96. Further, our common stock has a limited trading history. The price of our common stock that will prevail in the market after this offering may be higher or lower than the price you pay, depending on many factors, some of which are beyond our control and may not be related to our operating performance. These fluctuations could cause you to lose all or part of your investment in our common stock. Factors that could cause fluctuations in the trading price of our common stock include the following:

•	price and volume fluctuations in the overall stock market from time to time;

•	significant volatility in the market price and trading volume of technology companies;

•	actual or anticipated changes in our results of operations or fluctuations in our operating results;

•	actual or anticipated changes in the expectations of investors or securities analysts;

•	actual or anticipated developments in our competitors’ businesses or the competitive landscape generally;

•	litigation involving us, our industry or both;

•	regulatory developments in the United States, foreign countries or both;

•	general economic conditions and trends;

•	major catastrophic events;

•	sales of large blocks of our stock;

•	departures of key personnel; or

•	the expiration of lock-up agreements.

In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been brought against that company. If our stock price is volatile, we may become the target of securities litigation. Securities litigation could result in substantial costs and divert our management’s attention and resources from our business.

A significant portion of our outstanding common stock will soon be released from restrictions on resale and may be sold in the market in the near future. Future sales of outstanding shares of our common stock into the market could cause the market price of our common stock to drop significantly, even if our business is doing well.

If our existing stockholders sell a large number of shares of our common stock or the public market perceives that these sales may occur, the market price of our common stock could decline. Based on shares outstanding on September 30, 2007, we will have approximately 42,618,467 shares of common stock outstanding following completion of this offering. Of these shares, 13,485,000 shares, consisting of the 4,400,000 shares being sold in this offering, and the 9,085,000 shares sold in our initial public offering, will be freely tradable without restriction or further registration under the federal securities laws, unless purchased by our affiliates, in the public market immediately following the closing of this offering.

The remaining 29,133,467 shares, or 68.4% of our outstanding shares that are currently subject to market stand-off agreements entered into by our stockholders with us or lock-up agreements entered into by our stockholders with Lehman Brothers Inc. and J.P. Morgan Securities Inc., as representatives of the underwriters in connection with our initial public offering, will become freely tradable in the public market on December 30, 2007, subject to extension or reduction as described under “Shares Eligible for Future Sale” below, except for shares of common stock held by directors, executive officers and our other affiliates which will be subject to volume limitations under Rule 144 of the Securities Act and, in certain cases, up to 421,304 shares that are subject to our lapsing right to repurchase that will thereafter from time to time become eligible for sale in the public market as the shares subject to that right vest. Of these shares, 16,706,412 shares, or 39.2% of our outstanding shares as of September 30, 2007, are subject to additional lock-up agreements entered into by all of our directors and officers, the selling stockholders and certain other stockholders with Lehman Brothers Inc. and J.P. Morgan Securities Inc., as representatives of the underwriters for this offering, and as described under “Underwriting” below, will not be able to be sold in the public market 90 days after the date of this prospectus, subject to extension and certain exceptions. Lehman Brothers Inc. and J.P. Morgan Securities Inc., as representatives of the underwriters for this offering, currently do not anticipate releasing early any of the lock-up restrictions described above, other than releasing the selling stockholders to sell shares in this offering. Lehman Brothers Inc. and J.P. Morgan Securities Inc. may, however, release for sale in the public market all or any portion of the shares subject to the lock-up agreements.

Some of our existing stockholders and the holders of our outstanding warrants have rights with respect to the registration of these shares under the Securities Act. See “Description of Capital Stock — Registration Rights.” If

we register their shares of common stock following the expiration of the lock-up agreements, these stockholders can immediately sell those shares in the public market. These registration rights have been waived with respect to this offering.

We have also registered approximately 3,105,293 shares of common stock that are authorized for issuance pursuant to outstanding stock options granted under our 1997 stock option plan and a non-plan stock option, 5,000,000 shares of common stock that are subject to outstanding stock options or authorized for future issuance or grant under our 2007 stock option plan and 500,000 shares of common stock that are authorized for issuance under our 2007 employee stock purchase plan. As of September 30, 2007, 5,304,613 shares were subject to outstanding options under our 1997 stock option plan, our 2007 equity incentive plan and a non-plan option, of which 1,252,225 shares were vested as of that date, and of which an additional 995,010 shares will become vested as of September 30, 2008 (assuming no changes in current vesting schedules and continuous employment of the holders of these options). No shares have been issued under our 2007 employee stock purchase plan as of the date of this prospectus, although a purchase period commenced thereunder on November 1, 2007. All of these shares, except for shares issued under our 2007 employee stock purchase plan, when issued will be subject to the lock-up agreements referred to above and, following completion of this offering, 20,355,260 shares held by our affiliates will be subject to Rule 144 restrictions, assuming all the shares they are proposing to sell in this offering are sold. To the extent we register these shares, they can be freely sold in the public market upon issuance, subject to the lock-up agreements referred to above and Rule 144.

If securities analysts do not continue to publish research or reports about our business, or if they downgrade our stock, the price of our stock could decline.

The trading market for our common stock will continue to rely in part on the availability of research and reports that third-party industry or financial analysts publish about us. Further, if one or more of the analysts who do cover us downgrade our stock, our stock price may decline. If one or more of these analysts cease coverage of our company, we could lose visibility in the market, which in turn could cause the liquidity of our stock and our stock price to decline.

Concentration of ownership among our existing directors, executive officers, and principal stockholders may prevent new investors from influencing significant corporate decisions.

Upon closing of this offering, assuming the underwriters’ option to purchase additional shares is not exercised, based upon beneficial ownership as of October 31, 2007, our current directors, executive officers, holders of more than 5% of our common stock, including funds affiliated with Crosspoint Venture Partners, Foundation Capital and Lehman Brothers Venture Partners, and their respective affiliates will, in the aggregate, beneficially own approximately 56.3% of our outstanding common stock. As a result, these stockholders will be able to exercise a controlling influence over matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, and will have significant influence over our management and policies. Some of these persons or entities may have interests that are different from yours. For example, these stockholders may support proposals and actions with which you may disagree or which are not in your interests. The concentration of ownership could delay or prevent a change in control of our company or otherwise discourage a potential acquirer from attempting to obtain control of our company, which in turn could reduce the price of our common stock. In addition, these stockholders could use their voting influence to maintain our existing management and directors in office, delay or prevent changes of control of our company, or support or reject other management and board proposals that are subject to stockholder approval, such as amendments to our employee stock plans and approvals of significant financing transactions.

We do not intend to pay dividends for the foreseeable future.

We have never declared or paid any dividends on our common stock. We intend to retain any earnings to finance the operation and expansion of our business, and we do not anticipate paying any cash dividends in the future. As a result, you may only receive a return on your investment in our common stock if the market price of our common stock increases.

If you purchase shares of our common stock in this offering, the amount that you will pay for the shares will be significantly higher than the amount paid for the shares by the selling stockholders and by our officers, directors and affiliates.

The weighted average purchase prices that the selling stockholders, as a group, and our officers, directors and affiliates, as a group, originally paid for the shares of our common stock they acquired from us prior to our initial public offering were $2.92 and $2.28, respectively. Accordingly, if you purchase shares of our common stock in this offering, you will pay $12.52 per share and $13.16 per share more than those respective prices, based on an assumed public offering price of $15.44 per share, which was the last sale price of our common stock as reported by the NASDAQ Global Market on November 15, 2007. While this substantial disparity between the assumed public offering price and the weighted average prices per share paid by the selling stockholders, as a group, and our officers, directors and affiliates, as a group, reflects the current market price of our common stock, the market price of our common stock may decline below the public offering price or below the prices paid by the selling stockholders and our officers, directors and affiliates.

Our charter documents and Delaware law may inhibit a takeover that stockholders consider favorable and could also limit the market price of our stock.

Our restated certificate of incorporation and bylaws and applicable provisions of Delaware law may make it more difficult for or prevent a third party from acquiring control of us without the approval of our board of directors. These provisions:

•	prohibit stockholder action by written consent, thereby requiring all stockholder actions to be taken at a meeting of our stockholders;

•	limit who may call a special meeting of stockholders;

•	establish a classified board of directors, so that not all members of our board of directors may be elected at one time;

•	provide our board of directors with the ability to designate the terms of and issue a new series of preferred stock without stockholder approval;

•	require the approval of two-thirds of the shares entitled to vote at an election of directors to adopt, amend or repeal our bylaws or repeal certain provisions of our certificate of incorporation;

•	allow a majority of the authorized number of directors to adopt, amend or repeal our bylaws without stockholder approval;

•	do not permit cumulative voting in the election of our directors, which would otherwise permit less than a majority of stockholders to elect directors; and

•	set limitations on the removal of directors.

In addition, Section 203 of the Delaware General Corporation Law generally limits our ability to engage in any business combination with certain persons who own 15% or more of our outstanding voting stock or any of our associates or affiliates who at any time in the past three years have owned 15% or more of our outstanding voting stock. These provisions may have the effect of entrenching our management team and may deprive you of the opportunity to sell your shares to potential acquirers at a premium over prevailing prices. This potential inability to obtain a control premium could reduce the price of our common stock.

Please see “Description of Capital Stock — Anti-Takeover Provisions” for a more detailed description of these provisions.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INDUSTRY DATA

This prospectus and the documents incorporated by reference in this prospectus, particularly in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” contains forward-looking statements that are subject to substantial risks and uncertainties. All statements other than statements of historical facts contained in this prospectus and the documents incorporated by reference in this prospectus, including statements regarding our future financial position, the statements in this prospectus under the caption “Our Strategy” in the “Prospectus Summary” section, the statements under the caption “Our Strategy” in the “Business” section, other statements regarding our strategies for growth and current development initiatives, statements regarding planned expenditures, including capital expenditures, expansion of our research and development, sales and marketing and support organizations, and statements regarding other aspects of our business strategy, future financial results and plans and objectives for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” or “potential,” the negative of these terms or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions described in the section entitled “Risk Factors” and elsewhere in this prospectus and the documents incorporated by reference in this prospectus. We qualify all of our forward-looking statements by these cautionary statements.

Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. Before investing in our common stock, investors should be aware that the occurrence of the events described in the section entitled “Risk Factors” and elsewhere in this prospectus and the documents incorporated by reference in this prospectus could have a material adverse effect on our business, results of operations and financial condition.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. We undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus to conform these statements to actual results or to changes in our expectations.

This prospectus also contains statistical data and estimates, including those relating to market size and growth rates of the markets in which we participate, that we obtained from industry publications and reports generated by Gartner, Inc. and Nemertes Research Inc. These publications generally indicate that they have obtained their information from sources they believe to be reliable, but do not guarantee the accuracy and completeness of their information. Although we believe the publications are reliable, we have not independently verified their data.

You should read this prospectus, including the information and documents incorporated by reference in this prospectus, and the documents that we reference in this prospectus or in the documents incorporated by reference and have filed with the SEC as exhibits to the registration statement of which this prospectus is a part or the documents incorporated by reference, with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect.

USE OF PROCEEDS

The selling stockholders named in this prospectus are entities affiliated with Lehman Brothers Inc., one of the underwriters of this offering, and are offering all of the shares of common stock to be sold in this offering. The selling stockholders will receive all of the proceeds from this offering, and we will not receive any of the proceeds from the sale of the shares in this offering. See “Principal and Selling Stockholders” and “Underwriting — Relationships/FINRA Rules.”

PRICE RANGE OF COMMON STOCK

Our common stock is listed on the NASDAQ Global Market under the symbol “SHOR” since our initial public offering on July 3, 2007. Before then, there was no public market for our common stock. The following table sets forth, for the periods indicated, the high and low sales prices of our common stock as reported by the NASDAQ Global Market:

	High	Low

First Quarter (from July 3, 2007)	$17.00	$9.80
Second Quarter (through November 15, 2007)	19.96	14.37

On November 15, 2007, the closing price as reported on the NASDAQ Global Market of our common stock was $15.44 per share.

As of October 31, 2007, we had 262 holders of record of our common stock. The actual number of stockholders is greater than this number of record holders, and includes stockholders who are beneficial owners, but whose shares are held in street name by brokers and other nominees. This number of holders of record also does not include stockholders whose shares may be held in trust by other entities.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings to support our operations and finance the growth and development of our business. We do not intend to pay cash dividends on our common stock for the foreseeable future.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and related notes included in our Annual Report on Form 10-K for the fiscal year ended June 30, 2007 and Quarterly Report on Form 10-Q for the quarter ended September 30, 2007, each of which is incorporated by reference in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below, and those discussed above in the section entitled “Risk Factors.” We report results on a fiscal year ending June 30. For ease of reference within this section, 2007 refers to the fiscal year ended June 30, 2007, 2006 refers to the fiscal year ended June 30, 2006 and 2005 refers to the fiscal year ended June 30, 2005.

Overview

We are a leading provider of IP telecommunications systems for enterprises. Our solution is comprised of our ShoreGear switches, ShorePhone IP phones and ShoreWare software applications. We were founded in September 1996 and shipped our first system in 1998. We have continued to develop and enhance our product line since that time. We currently offer eleven models of our switches and ten models of our IP phones.

We sell our products primarily through channel partners that market and sell our systems to enterprises across all industries, including to small, medium and large companies and public institutions. We believe our channel strategy allows us to reach a larger number of prospective enterprise customers more effectively than if we were to sell directly. Channel partners typically purchase our products directly from us. Our internal sales and marketing personnel support these channel partners in their selling efforts. In some circumstances, the enterprise customer will purchase products directly from us, but in these situations we typically compensate the channel partner for its sales efforts. At the request of the channel partner, we often ship our products directly to the enterprise customer.

Our channel partners generally perform installation and implementation services for the enterprises that use our systems. In most cases, our channel partners provide the post-contractual support to the enterprise customer by providing first-level support services and purchasing additional services from us under a post-contractual support contract. For channel partners without support capabilities or that do not desire to provide support, we offer full support contracts to provide all of the support to enterprise customers.

We outsource the manufacturing of our products to contract manufacturers. Our outsourced manufacturing model allows us to scale our business without the significant capital investment and on-going expenses required to establish and maintain a manufacturing operation. Our switch products are manufactured by a contract manufacturer in San Jose, California and our phone products are manufactured by a contract manufacturer in China. Our contract manufacturers provide us with a range of operational and manufacturing services, including component procurement, assembly and final testing of our products. We work closely with our contract manufacturers to manage the cost of components, since our total manufacturing costs are directly tied to component costs. We regularly provide forecasts to our contract manufacturers, and we order products from our contract manufacturers based on our projected sales levels well in advance of receiving actual orders from our enterprise customers. We seek to maintain sufficient levels of finished goods inventory to meet our forecasted product sales with limited levels of inventory to compensate for unanticipated shifts in sales volume and product mix.

Although we have historically sold our systems primarily to small and medium sized enterprises, we have expanded our sales and marketing activities to increase our focus on larger enterprise customers. Accordingly, we have implemented a major accounts program whereby our sales personnel assist our channel partners to sell to large enterprise accounts, and we coordinate with our channel partners to enable them to better serve large multi-site enterprises. To the extent we are successful in penetrating larger enterprise customers, we expect that the sales cycle for our products will increase, and that the demands on our sales and support infrastructure will also increase.

We are headquartered in Sunnyvale, California and the majority of our personnel work at this location. Sales and support personnel are located throughout the United States and, to a lesser extent, in the United Kingdom, Germany, Spain, Australia and Hong Kong. While we expanded our operations to Europe in 2005 and to the Asia

Pacific region in 2006, most of our enterprise customers are located in the United States. Revenue from international sales was less than 5% of our total revenue for 2005, 2006 and 2007 and the three months ended September 30, 2007, respectively. Although we intend to focus on increasing international sales, we expect that sales to enterprise customers in the United States will continue to comprise the significant majority of our sales.

We have experienced significant growth in recent periods, with our total revenue growing to $97.8 million for 2007 from $35.5 million for 2005 and $32.0 million in the three months ended September 30, 2007 from $20.4 million in the same period of 2006. This growth in revenue has largely been driven by increased demand for IP telecommunications systems from new enterprise customers, as well as sales of additional products to our installed enterprise customer base. Our operating expenses have also increased significantly to $55.0 million for 2007 from $20.1 million for 2005 and to $18.3 million for the three months ended September 30, 2007 from $11.4 million for the same period of 2006. This growth in operating expenses has primarily been driven by our growth in headcount, to 285 employees at June 30, 2007, as compared with 174 employees at June 30, 2006 and 118 employees at June 30, 2005 and 295 employees at September 30, 2007 as compared with 199 employees at September 30, 2006, as well as the adoption of FAS 123(R) which resulted in a significant increase in stock-based compensation expense. We expect to continue to add personnel in all functional areas.

Key Business Metrics

We monitor a number of key metrics to help forecast growth, establish budgets, measure the effectiveness of sales and marketing efforts and measure operational effectiveness.

Initial and repeat sales orders.  Our goal is to attract a significant number of new enterprise customers and to encourage existing enterprise customers to purchase additional products and support. Many enterprise customers make an initial purchase and deploy additional sites at a later date, and also buy additional products and support as their businesses expand. As our installed enterprise customer base has grown we have experienced an increase in revenue attributable to existing enterprise customers, which currently represents a significant portion of our total revenue.

Deferred revenue.  Nearly all system sales include the purchase of post-contractual support contracts with terms of up to five years, and our renewal rates on these contracts have been high historically. We recognize support revenue on a ratable basis over the term of the support contract. Since we receive payment for support in advance of our recognizing the related revenue, we carry a deferred revenue balance on our consolidated balance sheet. This deferred revenue helps provide predictability to our future support and services revenue. Accordingly, the level of purchases of post-contractual support with our product sales is an important metric for us along with the renewal rates for these services. Our deferred revenue balance at September 30, 2007 was $15.6 million, consisting of $2.4 million of deferred product revenue and $13.2 million of deferred support and services revenues, of which $11.2 million is expected to be recognized within one year.

Gross margin.  Our gross margin for products is primarily affected by our ability to reduce hardware costs faster than the decline in average overall system prices. We have been able to increase our product gross margin by reducing hardware costs through product redesign and from volume discount pricing from our suppliers. We have also introduced new, lower cost hardware following these introductions, which has continued to improve our product gross margin. In general, product gross margin on our switches is greater than product gross margin on our IP phones. As the prices and costs of our hardware components have decreased over time, our software components, which have lower costs than our hardware components, have represented a greater percentage of our overall system sales. We consider our ability to monitor and manage these factors to be a key aspect of maintaining product gross margins and increasing our profitability.

Gross margin for support and services is significantly lower than gross margin for products, and is impacted primarily by personnel costs and labor related expenses. The primary goal of our support and services function is to ensure maximum customer satisfaction and our investments in support personnel and infrastructure are made with this goal in mind. We expect that as our installed enterprise customer base grows, we will be able to improve gross margin for support and services through economies of scale. However, the timing of additional investments in our support and services infrastructure could materially affect our cost of support and services revenue, both in absolute dollars and as a percentage of support and services revenue and total revenue, in any particular period.

Operating expense management.  We have managed our operating expenses so that they have generally increased consistent with our revenue growth. However, because of the additional expenses we incurred related to the growth of our general and administrative function in connection with becoming a public company, as well as our litigation-related expenses, our operating expenses may increase at a more rapid rate than our revenue. Our operating expenses are comprised primarily of compensation and benefits for our employees and, therefore, the increase in operating expenses has been primarily related to increases in our headcount. We intend to expand our workforce to support our anticipated growth, and therefore our ability to forecast revenue is critical to managing our operating expenses.

Basis of Presentation

Revenue.  We derive our revenue from sales of our IP telecommunications systems and related support and services. Our typical system includes a combination of IP phones, switches and software applications. Channel partners buy our products directly from us. Prices to a given channel partner for hardware and software products depend on that channel partner’s volume and customer satisfaction metrics, as well as our own strategic considerations. In circumstances where we sell directly to the enterprise customer in transactions that have been assisted by channel partners, we report our revenue net of any associated payment to the channel partners that assisted in such sales. This results in recognized revenue from a direct sale approximating the revenue that would have been recognized from a sale of a comparable system through a channel partner. Product revenue accounted for 89%, 90% and 90% of our total revenue for 2007, 2006 and 2005, respectively and 88% and 90% of our total revenue for the three months ended September 30, 2007 and 2006, respectively.

Support and services revenue primarily consists of post-contractual support, and to a lesser extent revenue from training services, professional services and installations that we perform. Post-contractual support includes software updates which grant rights to unspecified software license upgrades and maintenance releases issued during the support period. Post-contractual support also includes both Internet- and phone-based technical support. Post-contractual support revenue is recognized ratably over the contractual service period.

Cost of revenue.  Cost of product revenue consists primarily of hardware costs, royalties and license fees for third-party software included in our systems, salary and related overhead costs of operations personnel, freight, warranty costs and provision for excess inventory. The majority of these costs vary with the unit volumes of product sold. Cost of support and services revenue consists of salary and related overhead costs of personnel engaged in support and services, and hence is substantially fixed in the near term.

Research and development expenses.  Research and development expenses primarily include personnel costs, outside engineering costs, professional services, prototype costs, test equipment, software usage fees and facilities expenses. Research and development expenses are recognized when incurred. We are devoting substantial resources to the development of additional functionality for existing products and the development of new products and related software applications. We intend to continue to make significant investments in our research and development efforts because we believe they are essential to maintaining and improving our competitive position. Accordingly, we expect research and development expenses to continue to increase in absolute dollars.

Sales and marketing expenses.  Sales and marketing expenses primarily include personnel costs, sales commissions, travel, marketing promotional and lead generation programs, advertising, trade shows, professional services fees and facilities expenses. We plan to continue to invest in development of our distribution channel by increasing the size of our field sales force and the number of our channel partners to enable us to expand into new geographies, including Europe and Asia Pacific, and further increase our sales to large enterprises. In conjunction with channel growth, we plan to increase the investment in our training and support of channel partners to enable them to more effectively sell our products. We also plan to continue investing in our domestic and international marketing activities to help build brand awareness and create sales leads for our channel partners. We expect that sales and marketing expenses will increase in absolute dollars and remain our largest operating expense category.

General and administrative expenses.  General and administrative expenses relate to our executive, finance, human resources, legal and information technology organizations. Expenses primarily include personnel costs, professional fees for legal, accounting, tax, compliance and information systems, travel, recruiting expense, software amortization costs, depreciation expense facilities expenses and allowance for bad debts. We have incurred, and we expect to continue to incur, significant additional accounting, legal and compliance costs, including costs to comply with Sarbanes-Oxley 404 as well as additional insurance, investor relations and other costs associated with being a public company. We also expect to incur additional general and administrative expenses related to our litigation with Mitel. In addition, as we expand our business, we expect to increase our general and administrative expenses.

In May 2007, we entered into a new lease for our existing headquarters facility that extends until October 2009. In addition, in May 2007, we executed a new two-year lease for additional operational space in another location near our corporate headquarters that expires in September 2009. In addition, in March 2007, we executed a new three-year lease for our Australian subsidiary that expires in June 2010. As a result of these new leases, our operating lease obligations have increased significantly beginning in the fourth quarter of 2007.

Other income.  Other income primarily consists of interest earned on cash balances and the change in fair value of preferred stock warrants.

Income tax provision.  Income tax provision includes federal, state and foreign tax on our income. From inception through 2005 we accumulated substantial net operating loss and tax credit carryforwards. We fully reserved the significant majority of the deferred tax asset from these losses and tax credits on our financial statements. We were profitable in the three month periods ending September 30, 2007 and 2006 and had an effective tax rate of approximately 24% and 17%, respectively, as a result of utilizing portions of the deferred tax asset and reducing the related valuation allowance.

Results of Operations

The following table sets forth selected consolidated statements of operations data for the periods indicated.

				Three Months Ended
	Year Ended June 30,			September 30
	2005	2006	2007	2006	2007
	(In thousands)

Revenue:
Product	$31,970	$55,300	$87,095	$18,467	$28,125
Support and services	3,512	6,308	10,732	1,948	3,850

Total revenue	35,482	61,608	97,827	20,415	31,975
Cost of revenue:
Product(1)	13,961	21,855	29,751	6,507	9,404
Support and services(1)	2,907	5,425	6,837	1,445	2,159

Total cost of revenue	16,868	27,280	36,588	7,952	11,563

Gross profit	18,614	34,328	61,239	12,463	20,412
Operating expenses:
Research and development(1)	7,034	9,720	17,224	3,117	6,207
Sales and marketing(1)	10,050	15,699	26,126	5,677	8,322
General and administrative(1)	3,045	4,936	11,673	2,573	3,723

Total operating expenses	20,129	30,355	55,023	11,367	18,252

Operating income (loss)	(1,515)	3,973	6,216	1,096	2,160
Other income — net	124	248	273	157	1,203

Income before provision for income tax	(1,391)	4,221	6,489	1,253	3,363
Income tax provision	(11)	(219)	(408)	(207)	(806)

Net income (loss)	$(1,402)	$4,002	$6,081	$1,046	$2,557

(footnotes appear on next page)

(1)	Includes stock-based compensation as follows (in thousands):

				Three Months Ended
	Year Ended June 30,			September 30,
	2005	2006	2007	2006	2007

Cost of product revenue	$—	$—	$12	$1	$8
Cost of support and services revenue	—	16	99	5	58
Research and development	—	14	384	17	254
Sales and marketing	—	7	533	97	451
General and administrative	82	45	1,658	702	294

Total stock-based compensation expense	$82	$82	$2,686	$822	$1,065

The following table sets forth selected consolidated statements of operations data as a percentage of total revenue for each of the periods indicated.

	Year Ended June 30,			Three Months Ended September 30,
	2005	2006	2007	2006	2007

Revenue:
Product	90%	90%	89%	90%	88%
Support and services	10%	10%	11%	10%	12%

Total revenue	100%	100%	100%	100%	100%
Cost of revenue:
Product	40%	35%	30%	32%	29%
Support and services	8%	9%	7%	7%	7%

Total cost of revenue	48%	44%	37%	39%	36%

Gross profit	52%	56%	63%	61%	64%
Operating expenses:
Research and development	20%	16%	18%	15%	19%
Sales and marketing	28%	26%	27%	28%	26%
General and administrative	8%	8%	12%	13%	12%

Total operating expenses	56%	50%	57%	56%	57%

Operating income (loss)	(4)%	6%	6%	5%	7%
Other income, net	—	—	—	1%	4%

Income before provision for income tax	(4)%	6%	6%	6%	11%
Provision for income taxes	—	—	—	(1)%	(3)%

Net income (loss)	(4)%	6%	6%	5%	8%

First Quarter of Fiscal 2008 compared to First Quarter of Fiscal 2007

Revenue.  Total revenue was $32.0 million in the three month period ended September 30, 2007, an increase of $11.6 million, or 57%, from $20.4 million in the three month period ended September 30, 2006. This increase was primarily attributable to increased sales of our products and services. Product revenue was $28.1 million in the three month period ended September 30, 2007, an increase of $9.6 million, or 52%, from $18.5 million in the three month period ended September 30, 2006. Support and services revenue was $3.9 million in the three month period ended September 30, 2007, an increase of $1.9 million, or 98%, from approximately $2.0 million in the three month period ended September 30, 2006, as a result of increased revenue associated with post-contractual support contracts accompanying new system sales, post-contractual support contract renewals and increased revenue from training and professional services and installation services.

Gross margin.  Total gross margin increased to 64% in the three month period ended September 30, 2007 from 61% in the three month period ended September 30, 2006. Product gross margin increased to 67% in the three month period ended September 30, 2007 from 65% in the three month period ended September 30, 2006. The increase in product gross margin was due to improved margins on hardware products as a result of an improved mix of hardware products that have higher margins than the comparable hardware products sold in the same period of the prior year. Support and services gross margin increased to 44% in the three month period ended September 30, 2007 from 26% in the three month period ended September 30, 2006. The increase in support and services gross margin was due to support and service revenue increasing by 98% and service costs only increasing 49%, compared to the same period in 2006. Compensation for support and services employees, the largest category of support and service costs, increased 23% over the same period in 2006, as headcount increased from 33 employees at September 30, 2006 to 40 employees at September 30, 2007.

Research and development.  Research and development expenses increased $3.1 million, or 99%, to $6.2 million in the three month period ended September 30, 2007 from $3.1 million in the three month period ended September 30, 2006. These expenses represented 19% and 15% of total revenue, respectively, in those periods. Compensation, including stock based compensation, for research and development employees accounted for $2.0 million of the increase, primarily as a result of an increase in headcount to 103 employees at September 30, 2007, from 59 employees at September 30, 2006. Non-recurring engineering, facility expense and customer beta trial products accounted for $467,000, $162,000 and $128,000, respectively, of the increase. The remainder of the increase was primarily attributable to various expenses increasing including depreciation, software licenses and maintenance, and travel.

Sales and marketing.  Sales and marketing expenses were $8.3 million in the three month period ended September 30, 2007, an increase of $2.6 million, or 47%, from $5.7 million in the three month period ended September 30, 2006. These expenses represented 26% and 28% of total revenue, respectively, in those periods. Compensation, including stock based compensation for sales and marketing employees represented $1.7 million of this increase, primarily as a result of an increase in headcount, to 101 employees at September 30, 2007 from 76 employees at September 30, 2006. Additionally, travel, marketing shows and events, and consulting and temporary help accounted for $293,000, $165,000 and $134,000 respectively, of the increase. The remainder of the increase was primarily attributable to various expenses increasing including training and channel partner conference events, accounting and payroll services for international offices, lead generation activities, and recruiting.

General and administrative.  General and administrative expenses were $3.7 million in the three month period ended September 30, 2007, an increase of $1.1 million, or 45%, from $2.6 million in the three month period ended September 30, 2006. These expenses represented 12% and 13% of total revenue, respectively, in those periods. Compensation, including stock-based compensation, for general and administrative employees accounted for $327,000 of the increase, primarily as a result of an increase in headcount, to 34 employees at September 30, 2007, from 19 employees at September 30, 2006. General and administrative compensation expense in the three month period ended September 30, 2006 included $702,000 of stock-based compensation expense, most of which was associated with an outstanding option granted prior to the adoption of SFAS 123(R) that was subject to variable accounting. Variable accounting on this outstanding option ceased in March 2007 upon the repayment of the related note receivable in exchange for the surrender of shares of our common stock having a value equal to the amounts outstanding under the note. Legal, consulting and temporary help, audit and tax fees, and travel accounted for $414,000, $227,000, $178,000 and $164,000, respectively, of the increase. These increases were partially offset by a decrease in the bad debt provision of $120,000.

Other income.  Other income was $1.2 million in the three month period ended September 30, 2007, an increase of $1.0 million, from $157,000 in the three month period ended September 30, 2006. The increase was due primarily to higher interest income of $1.0 million associated with a significantly higher average cash balance resulting from raising $77.4 million net cash proceeds from our initial public offering in July 2007.

Income tax provision.  The income tax provision was $0.8 million for the three months ended September 30, 2007, as compared to $0.2 million for the three months ended September 30, 2006. The increase in the tax provision was primarily due to an increase in our taxable income and a reduction in available net operating loss and tax credit carryforwards.

Fiscal 2007 compared to Fiscal 2006

Revenue.  Total revenue was $97.8 million in 2007, an increase of $36.2 million, or 59%, from $61.6 million in 2006. This increase was primarily attributable to increased sales of our products and services. Product revenue was $87.1 million in 2007, an increase of $31.8 million, or 57%, from $55.3 million in 2006. Support and services revenue was $10.7 million in 2007, an increase of $4.4 million, or 70%, from $6.3 million in 2006, as a result of increased revenue associated with post-contractual support contracts accompanying new system sales, post-contractual support contract renewals and increased revenue from training services and installations.

Gross margin.  Total gross margin increased to 63% in 2007 from 56% in 2006. Product gross margin increased to 66% in 2007 from 60% in 2006. The increase in product gross margin was due to improved margins on hardware products as a result of sales of hardware products introduced in April 2006 that have higher margins than the hardware products that they replaced. Support and services gross margin increased to 36% in 2007 from 14% in 2006. The increase in support and services gross margin was due to support and service revenue increasing by 70% and service costs only increasing 26%, compared to the same period in 2006. Compensation for support and services employees, the largest category of support and service costs, increased 41% in 2007, as headcount increased from 31 employees at June 30, 2006 to 42 employees at June 30, 2007.

Research and development.  Research and development expenses increased $7.5 million, or 77%, to $17.2 million in 2007 from $9.7 million in 2006. These expenses represented 18% and 16% of total revenue, respectively, in those years. Compensation, including stock based compensation, for research and development employees accounted for $5.1 million of the increase, primarily as a result of an increase in headcount to 102 employees at June 30, 2007, from 48 employees at June 30, 2006. Additionally, consulting and professional services, non-recurring engineering charges, software license and maintenance fees and equipment costs accounted for $785,000, $478,000, $290,000 and $230,000, respectively, of the increase.

Sales and marketing.  Sales and marketing expenses were $26.1 million in 2007, an increase of $10.4 million, or 66%, from $15.7 million in 2006. These expenses represented 27% and 26% of total revenue, respectively, in those years. Compensation, including stock based compensation, for sales and marketing employees represented $7.2 million of this increase, primarily as a result of an increase in headcount, to 94 employees at June 30, 2007 from 66 employees at June 30, 2006. Additionally, travel, promotional and lead generation programs, marketing shows and events and advertising and public relations accounted for $1.0 million, $952,000, $668,000 and $575,000, respectively, of the increase.

General and administrative.  General and administrative expenses were $11.7 million in 2007, an increase of $6.7 million, or 136%, from $4.9 million in 2006. These expenses represented 12% and 8% of total revenue, respectively, in those years. Compensation, including stock-based compensation, for general and administrative employees accounted for $2.6 million of the increase, primarily as a result of an increase in headcount, to 33 employees at June 30, 2007 from 18 employees at June 30, 2006. General and administrative compensation expense in 2007 also included $1.7 million of stock-based compensation expense most of which is associated with an outstanding option granted prior to the adoption of SFAS 123(R) that was subject to variable accounting. Variable accounting on this outstanding option ceased in March 2007 upon the repayment of the related note receivable in exchange for the surrender of shares of our common stock having a value equal to the amounts outstanding under the note. Audit and legal fees and professional services fees accounted for $1.5 million and $1.5 million, respectively, of the increase. The remainder of the increase was primarily attributable to various expenses including travel expenses, software license and maintenance, training, and facility expenses.

Other income.  Other income was $273,000 in 2007, an increase of $25,000, from $248,000 in 2006. The increase was due to increased interest income of $511,000 associated with higher average cash balances and interest rates in 2007 as compared to 2006. The increase was substantially offset by an expense of $508,000 associated with the increase in fair value of preferred stock warrants issued in 2001 and 2003 in conjunction with a line of credit.

Income tax provision.  The income tax provision was $408,000 in 2007, an increase of $189,000 from $219,000 in 2006, primarily due to an increase in our taxable income and in our effective tax rate from 5.2% to 6.3%.

Fiscal 2006 compared to Fiscal 2005

Revenue.  Total revenue was $61.6 million in 2006, an increase of $26.1 million, or 74%, from $35.5 million in 2005. This increase was primarily attributable to increased sales of our products, including hardware and software, and services. Product revenue was $55.3 million in 2006, an increase of $23.3 million, or 73%, from $32.0 million in 2005. Support and services revenue was $6.3 million in 2006, an increase of $2.8 million, or 80%, from $3.5 million in 2005, as a result of increased revenue associated with post-contractual support contracts accompanying new system sales and post-contractual support contract renewals and, to a lesser extent, revenue from training services and installations. The increase in support and services revenue reflected our increasing strategic focus on large enterprise customers and overall growth in system sales.

Gross margin.  Total gross margin was 56% in 2006, an increase from 52% in 2005. Product gross margin was 60% in 2006, an increase from 56% in 2005. The increase in product gross margin was due to improved margins on hardware products as a result of sales of new hardware products with higher margins and reduced costs for some existing hardware products. Support and services gross margin was 14% in 2006, a decrease from 17% in 2005. The decrease was due to hiring new support and services employees to build our support and service infrastructure at a faster rate than the growth in our support and service revenue.

Research and development.  Research and development expenses were $9.7 million in 2006, an increase of $2.7 million, or 38%, from $7.0 million in 2005. These expenses represented 16% and 20% of total revenue in 2006 and 2005, respectively. Of the increase, $2.0 million was for salaries and benefits primarily as a result of an increase in headcount to 48 employees at June 30, 2006, from 38 employees at June 30, 2005. Engineering costs for new products, prototype expenses, facilities expenses and software usage fees accounted for $288,000, $133,000, $104,000 and $99,000, respectively, of the increase.

Sales and marketing.  Sales and marketing expenses were $15.7 million in 2006, an increase of $5.6 million, or 56%, from $10.1 million in 2005. These expenses represented 26% and 28% of total revenue in 2006 and 2005, respectively. Of the increase, $3.7 million was for salaries, sales commissions and related employee benefits primarily as a result of an increase in headcount to 66 employees at the end of 2006, from 37 employees at the end of 2005. Promotional and lead generation programs, travel, recruiting, training and professional services accounted for $959,000, $583,000, $140,000, $114,000 and $93,000, respectively, of the increase.

General and administrative.  General and administrative expenses were $4.9 million in 2006, an increase of $1.9 million, or 62%, from $3.0 million in 2005. These expenses represented 8% and 8% of total revenue in 2006 and 2005, respectively. Of the increase, $912,000 was for salaries and benefits primarily as a result of an increase in headcount to 18 employees at the end of 2006, from 14 employees at the end of 2005. Professional services and facilities maintenance costs accounted for $576,000 and $153,000, respectively, of the increase. The remainder of the increase was attributable to various expenses including facilities expenses, expensed equipment, and an increase in the allowance for bad debts.

Other income.  Other income was $248,000 in 2006, an increase of $124,000 from $124,000 in 2005. The increase was primarily due to an increase in interest income, partially offset by an increase in foreign currency exchange losses and interest expense. Interest income increased $155,000 due to higher average cash balances in 2006.

Income tax provision.  The income tax provision was $219,000 in 2006, an increase of $208,000 from $11,000 in 2005, primarily due to an increase in our taxable income.

Quarterly Results of Operations

The following table sets forth our unaudited quarterly condensed consolidated statement of operations data in dollars and as a percentage of total revenue for each of our last nine quarters in the period ended September 30, 2007. The quarterly data presented below have been prepared on a basis consistent with the audited condensed consolidated financial statements incorporated by reference in this prospectus, and in the opinion of management reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of this information. You should read this information together with our consolidated financial statements and related notes included in our Annual Report on Form 10-K for the fiscal year ended June 30, 2007 and Quarterly Report on Form 10-Q for the quarter ended September 30, 2007, each of which is incorporated by reference in this prospectus. Our quarterly results of operations may fluctuate in the future due to a variety of factors. As a result, comparing our operating results on a period-to-period basis may not be meaningful. Our results for these quarterly periods are not necessarily indicative of the results of operations for a full year or any future period.

	Three Months Ended
	Sep. 30,	Dec. 30,	Mar. 31,	Jun. 30,	Sep. 30,	Dec. 31,	Mar. 31,	Jun. 30,	Sep. 30,
	2005	2005	2006	2006	2006	2006	2007	2007	2007
	(In thousands)

Revenue:
Product	$10,000	$13,498	$14,474	$17,328	$18,467	$19,864	$23,142	$25,622	$28,125
Support and services	1,214	1,219	2,119	1,756	1,948	2,616	2,867	3,301	3,850

Total revenue	11,214	14,717	16,593	19,084	20,415	22,480	26,009	28,923	31,975
Cost of revenue:
Product(1)	4,044	5,668	6,011	6,132	6,507	6,767	7,997	8,480	9,404
Support and services(1)	1,078	1,109	1,755	1,483	1,445	1,595	1,813	1,984	2,159

Total cost of revenue	5,122	6,777	7,766	7,615	7,952	8,362	9,810	10,464	11,563

Gross profit	6,092	7,940	8,827	11,469	12,463	14,118	16,199	18,459	20,412
Operating expenses:
Research and development(1)	2,051	2,083	2,386	3,200	3,117	4,051	4,282	5,774	6,207
Sales and marketing(1)	3,067	3,873	3,916	4,843	5,677	5,755	7,009	7,685	8,322
General and administrative(1)	875	995	1,238	1,828	2,573	2,837	2,973	3,290	3,723

Total operating expenses	5,993	6,951	7,540	9,871	11,367	12,643	14,264	16,749	18,252

Operating income	99	989	1,287	1,598	1,096	1,475	1,935	1,710	2,160
Other income(expense) — net	30	6	61	151	157	(395)	231	280	1,203

Income before provision for income tax	129	995	1,348	1,749	1,253	1,080	2,166	1,990	3,363
Provision for income taxes	(13)	(51)	(76)	(79)	(207)	22	(126)	(97)	(806)

Net income	$116	$944	$1,272	$1,670	$1,046	$1,102	$2,040	$1,893	$2,557

(1) Includes stock-based compensation as follows:

	Three Months Ended
	Sep. 30,	Dec. 31,	Mar. 31,	Jun. 30,	Sep. 30,	Dec. 31,	Mar. 31,	Jun. 30,	Sep. 30,
	2005	2005	2006	2006	2006	2006	2007	2007	2007
	(In thousands)

Cost of product revenue	$—	$—	$—	$—	$1	$3	$3	$5	$8
Cost of support and services revenue	14	—	—	2	5	24	26	44	58
Research and development	—	—	6	8	17	82	91	194	254
Sales and marketing	—	—	2	5	97	111	123	202	451
General and administrative	9	13	2	21	703	415	353	187	294

Total stock-based compensation expense	$23	$13	$10	$36	$823	$635	$596	$632	$1,065

	As a Percentage of Total Revenue
	Three Months Ended
	Sep. 30,	Dec. 31,	Mar. 31,	Jun. 30,	Sep. 30,	Dec. 31,	Mar. 31,	Jun. 30,	Sep. 30,
	2005	2005	2006	2006	2006	2006	2007	2007	2007

Revenue:
Product	89%	92%	87%	91%	90%	88%	89%	89%	88%
Support and services	11%	8%	13%	9%	10%	12%	11%	11%	12%

Total revenue	100%	100%	100%	100%	100%	100%	100%	100%	100%
Cost of revenue:
Product	36%	39%	36%	32%	32%	30%	31%	29%	29%
Support and services	10%	7%	11%	8%	7%	7%	7%	7%	7%

Total cost of revenue	46%	46%	47%	40%	39%	37%	38%	36%	36%

Gross profit	54%	54%	53%	60%	61%	63%	62%	64%	64%
Operating expenses:
Research and development	18%	14%	14%	17%	15%	18%	16%	20%	19%
Sales and marketing	27%	26%	24%	25%	28%	26%	27%	27%	26%
General and administrative	8%	7%	7%	10%	13%	12%	12%	11%	12%

Total operating expenses	53%	47%	45%	52%	56%	56%	55%	58%	57%

Operating income	1%	7%	8%	8%	5%	7%	7%	6%	7%
Other income (expense) — net	0%	0%	0%	1%	1%	(2)%	1%	1%	4%

Income before provision for income tax	1%	7%	8%	9%	6%	5%	8%	7%	11%
Provision for income taxes	0%	0%	0%	0%	(1)%	0%	0%	0%	(3)%

Net income	1%	6%	8%	9%	5%	5%	8%	7%	8%

Revenue has increased sequentially in each of the quarters presented due to increased sales of our products, an increase in the number of channel partners and company sales staff, an increase in lead generation activities and additional products sold to new and existing enterprise customers. Because of the rapid growth of our revenue, we have not yet experienced the effects of seasonality on a quarter-to-quarter basis, but we expect that, over the longer term, we will experience seasonally reduced activity in the first and third quarters of each calendar year, as is the case with comparable companies in our industry. Product gross margins improved in the quarter ended June 30, 2006, and remained higher in succeeding quarters, primarily as a result of newly introduced products that have higher margins than the products that they replaced. Operating expenses increased sequentially in each of the quarters presented as we continued to add personnel and related costs to accommodate our growth. We have invested substantially in research and development in recent quarters as we believe technology leadership is an important element to our continued growth. Starting largely in the quarter ended June 30, 2006, we also increased general and administrative spending in information technology systems, outside audit and Sarbanes-Oxley-related consulting services. General and administrative expenses for the quarters ended September 30, 2006, December 31, 2006, and March 31, 2007, included $699,000, $367,000 and $311,000 respectively, of non-cash stock-based compensation associated with an outstanding option granted prior to the adoption of SFAS 123(R) that was subject to variable accounting. In addition, other income (expense) for the quarters ended December 31, 2006, March 31, 2007, and June 30, 2007 included $579,000, $45,000, and ($117,000), respectively, of non-cash expenses (benefits) associated with the change in fair value of preferred stock warrants.

Liquidity and Capital Resources

As of September 30, 2007, our principal sources of liquidity consisted of cash and cash equivalents of $99.2 million and accounts receivable net of $21.7 million. On July 9, 2007, we closed our initial public offering of

9,085,000 shares of common stock at a price of $9.50 per share, resulting in net proceeds to us of approximately $77.4 million after deducting underwriting discounts and payment of other offering costs.

Our principal uses of cash historically have consisted of the purchase of finished goods inventory from our contract manufacturers, payroll and other operating expenses related to the development of new products and purchases of property and equipment.

We believe that our $99.2 million of cash and cash equivalents at September 30, 2007, together with cash flows from our operations will be sufficient to fund our operating requirements for at least 12 months. However, we may need to raise additional capital or incur indebtedness to continue to fund our operations in the future. Our future capital requirements will depend on many factors, including our rate of revenue growth, the expansion of our sales and marketing activities, the timing and extent of our expansion into new territories, the timing of introductions of new products and enhancements to existing products, the continuing market acceptance of our products and acquisition and licensing activities. We may enter into agreements relating to potential investments in, or acquisitions of, complementary businesses or technologies in the future, which could also require us to seek additional equity or debt financing. Additional funds may not be available on terms favorable to us or at all.

The following table shows our cash flows from operating activities, investing activities and financing activities for the stated periods:

				Three Months Ended
	Year Ended June 30,			September 30,
	2005	2006	2007	2006	2007
	(In thousands)

Cash provided by (used for) operating activities	$(4,957)	$7,266	$7,910	$1,384	$2,231
Cash used in investing activities	(590)	(1,293)	(2,224)	(508)	(679)
Cash provided by financing activities	10,197	987	(693)	81	80,314

Cash flows from operating activities

Our cash flows from operating activities are significantly influenced by our cash expenditures to support the growth of our business in operating expense areas such as research and development, sales and marketing and administration. Our operating cash flows are also influenced by our working capital needs to support growth and fluctuations in inventory, accounts receivable, vendor accounts payable and other current assets and liabilities. We procure finished goods inventory from our contract manufacturers and typically pay them in 30 days. We extend credit to our channel partners and typically collect in 50 to 60 days. In some cases we also prepay for license rights to third-party products in advance of sales.

Net cash provided by operating activities was $2.2 million and $1.4 million in the three month period ended September 30, 2007 and 2006, respectively. This increase was primarily attributable to net income of $2.6 million for the three months ended September 30, 2007 as compared to $1.0 million for the three months ended September 30, 2006. Noncash adjustments were higher in the three month period ended September 30, 2007 including stock-based compensation expense, which was higher by $0.2 million, and depreciation and amortization, which was higher by $0.1 million. In addition to the net income and non-cash charges, the period-to-period change in cash flows relating to operating activities was also positively affected by an increase in deferred revenue of $1.7 million, due primarily to the deferral of revenue from sales of post contractual support contracts exceeding the revenue recognized from post contractual support contracts, a decrease in inventories of $1.0 million due to strong period-end revenues and inventory management and an increase in accrued liabilities of $0.7 million and other due to an increase of income taxes payable of $0.8 million at September 30, 2007. These sources of cash were partially offset by uses of cash associated with an increase in accounts receivable of $2.3 million due to increased sales in the first quarter of fiscal 2008 compared to the same period a year ago and an increase in accounts payable of $2.6 million due to increased purchasing activity to support our business growth and increased headcount.

Net cash provided by operating activities in the first three months of fiscal 2007 consisted primarily of net income of $1.0 million, an increase in accounts payable of $1.3 million and deferred revenue of $1.2 million as well as stock-compensation expense of $0.8 million which was a non-cash charge. These sources of cash were partially offset by uses of cash associated with an increase in accounts receivable of $2.2 million due to the growth in revenues and a decrease of $0.6 million in accrued employee compensation costs as bonuses were paid in the first quarter of fiscal 2007.

Net cash provided by (used in) operating activities was $7.9 million, $7.3 million, and ($5.0) million, in 2007, 2006 and 2005, respectively. Net cash provided by operating activities in 2007 primarily consisted of net income of $6.1 million. Noncash adjustments were higher in 2007 compared to 2006, including stock-based compensation expense, which was higher by $2.7 million due to $1.4 million of stock-based compensation expense associated with an award that was subject to variable accounting and the adoption of SFAS 123(R) on July 1, 2006, and an increase in fair value of the preferred stock warrants by $508,000. In addition to the higher net income and non-cash adjustments, the period-to-period change in cash flows relating to operating activities was also affected by an increase in deferred revenue of $7.4 million, due primarily to the deferral of revenue from sales of post contractual support contracts exceeding the revenue recognized from post contractual support contracts, and an increase in accounts payable of $2.0 million, primarily attributable to increased purchasing activity required to support our business growth and increased headcount. These sources of cash were partially offset by uses of cash associated with an increase in accounts receivable of $8.2 million due to increased sales in 2007 compared to 2006, an increase in prepaid expenses and other current assets of $2.5 million and an increase in inventory of $2.4 million. Net cash provided by operating activities in 2006 primarily consisted of net income of $4.0 million, depreciation and amortization expense of $716,000 and an increase of $2.3 million related to net changes in working capital. Of this $2.3 million, the primary sources of cash were a $1.9 million increase to accrued employee compensation, largely employee bonuses relating to company performance, increased deferred revenue relating to support contracts of $1.5 million and increased accounts payable of $809,000, which was partially offset by increases to accounts receivable of $2.4 million. Net cash used in operating activities in 2005 primarily consisted of net losses of $1.4 million, reduced by depreciation and amortization expense of $592,000 and a use of $4.2 million related to net changes in working capital. Of this $4.2 million, the increased accounts receivable and inventories were $4.7 million and $3.5 million, respectively. These increases were partially offset by cash provided due to increased accounts payable of $1.0 million and increases in deferred revenue of $2.8 million.

Cash flows from investing activities

Cash flows from investing activities primarily relate to capital expenditures to support our growth.

Net cash used in investing activities was $0.7 million and $0.5 million in the three months ended September 30, 2007 and 2006, respectively. Net cash used in investing activities in the three months ended September 30, 2007 and 2006 was primarily for capital expenditures, primarily related to manufacturing tooling for the production of our hardware products, computer equipment for our research and development lab and to support our growth in headcount.

Net cash used in investing activities was $2.2 million, $1.3 million, and $590,000, in 2007, 2006 and 2005, respectively. Net cash used in investing activities in 2007 was primarily for capital expenditures, primarily related to manufacturing tooling for the production of our hardware products, computer equipment for our research and development lab and to support our growth in headcount. Net cash used in investing activities in 2006 was for capital expenditures, primarily related to computer and lab equipment to support our growth in headcount and manufacturing tooling for production of our hardware products. Net cash used in investing activities in 2005 was for capital expenditures, primarily related to computer equipment to support our growth in headcount. Our requirements for additional capital expenditures are subject to change depending upon several factors, including our needs based on our changing business and industry and market conditions.

Cash flows from financing activities

Net cash provided by financing activities was $80.3 million and $81,000 in the three months ended September 30, 2007 and 2006, respectively. In the first quarter of fiscal 2008, we generated proceeds of $80.3 million from our initial public offering prior to payment of other offering costs. Additionally, $49,000 and $70,000 was generated from the exercise of common stock options in the three months ended September 30, 2007 and 2006, respectively.

Net cash provided by (used in) financing activities was ($693,000), $1.0 million, and $10.2 million, in 2007, 2006 and 2005, respectively. In 2007, we incurred $1.3 million of costs related to our initial public offering and generated $573,000 of net proceeds from the exercise of common stock options. In 2006, we generated $1.0 million of net proceeds from the exercise of common stock options. In 2005, we issued Series H redeemable convertible preferred stock for net proceeds of $9.9 million and received $222,000 from the repayment of shareholder notes issued in connection with stock option exercises.

Contractual Obligations

The following is a summary of our contractual obligations as of June 30, 2007:

	Payments Due by Period
		Less Than
	Total	1 Year	1-3 Years	3-5 Years	Thereafter
	(In thousands)

Operating Lease Obligations	$3,528	$1,367	$2,161	$—	$—
Purchase Obligations(1)	11,875	11,875	—	—	—

Total	$15,403	$13,242	$2,161	$—	$—

(1)	Purchase obligations represent commitments under non-cancelable orders for finished goods inventory with our contract manufacturers

Off-Balance Sheet Arrangements

We do not have any material off-balance sheet arrangements nor do we have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which are established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, or GAAP. These accounting principles require us to make certain estimates and judgments that can affect the reported amounts of assets and liabilities as of the dates of the consolidated financial statements, the disclosure of contingencies as of the dates of the consolidated financial statements, and the reported amounts of revenue and expenses during the periods presented. Although we believe that our judgments and estimates are reasonable under the circumstances, actual results may differ from those estimates.

We believe the following to be our critical accounting policies because they are important to the portrayal of our financial condition and results of operations and they require critical management judgments and estimates about matters that are uncertain:

•	Revenue recognition;

•	Allowance for doubtful accounts;

•	Stock-based compensation;

•	Inventory valuation; and

•	Accounting for income taxes.

If actual results or events differ materially from those contemplated by us in making these estimates, our reported financial condition and results of operations for future periods could be materially affected. See “Risk Factors” for certain matters that may affect our future financial condition or results of operations.

Revenue Recognition

Product Revenue.  Our software is integrated with our hardware and is essential to the functionality of the integrated system product. Product sales typically include a perpetual license to our software, except in limited circumstances such as sales of spare or replacement handsets, back-up switches and additional business applications. We recognize revenue for these sales in accordance with Statement of Position (SOP) No. 97-2, Software Revenue Recognition, or Staff Accounting Bulletin (SAB) No. 104, Revenue Recognition in Financial Statements, as applicable, depending on whether the hardware is sold in a multiple-element arrangement with software and post-contractual support or on a standalone basis if the enterprise customer purchases hardware, software, or maintenance support separately. For the initial sale, we generally bundle together the hardware, software, and post-contractual support contracts with terms of up to five years. Thereafter, if the enterprise customer increases the number of end user deployments and/or functionality, it may add more hardware, software, and related post-contractual support by purchasing them separately. We have established vendor-specific objective evidence, or VSOE, of fair value for post-contractual support and, installation and services and training, as noted below.

We recognize product revenue when persuasive evidence of an arrangement exists, product has shipped or delivery has occurred (depending on when title passes), the sales price is fixed or determinable and free of contingencies and significant uncertainties, and collection is probable. Our fee is considered fixed or determinable at the execution of an agreement, based on specific products and quantities to be delivered at specified prices. Our agreements generally do not include rights of return or acceptance provisions. To the extent that our agreements contain such terms, we recognize revenue once the acceptance provisions have been met or the right of return lapses. We maintain a reserve for sales returns based on historical experience. Payment terms generally range from net 30 to net 60 days. In the event payment terms are extended materially from our standard business practices, the fees are deemed to not be fixed or determinable and revenue is recognized when the payments become due. We assess the ability to collect from channel partners based on a number of factors, including creditworthiness and past transaction history. If the channel partner is not deemed creditworthy, we defer all revenue from the arrangement until payment is received and all other revenue recognition criteria have been met. Shipping charges are included in product revenue and the related shipping costs are included in cost of product revenue.

We monitor and analyze the accuracy of sales returns estimates by reviewing actual returns and adjust it for future expectations to determine the adequacy of our current and future reserve needs. If actual future returns and allowances differ from past experience and expectation, additional allowances may be required.

We have arrangements with channel partners of their products to reimburse the channel partners for cooperative marketing costs meeting specified criteria. The reimbursements are limited to 50% of the actual costs charged to the channel partners by third-party vendors for advertising, trade shows and other related sales and marketing activities for which we receive an identifiable benefit, subject to a limit of the total cooperative marketing allowance earned by each channel partner. In accordance with EITF Issue No. 01-9, Accounting for Consideration Given by a Vendor to a Customer (including a Reseller of the Vendor’s Products), we record the reimbursements to the channel partners meeting such specified criteria within sales and marketing expenses in the accompanying consolidated statements of operations. The marketing allowance can also be used by the channel partners to purchase demonstration products from us at greater than the standard discount for products sold to channel partners. Such discounts provided to the channel partners are recorded as a reduction of revenue upon shipment of the demonstration units.

Post-Contractual Support.  Our support and services revenue is primarily derived from post-contractual support. We account for post-contractual support revenue based on SOP 97-2, which states that if an arrangement includes multiple elements, the fee should be allocated to the various elements based on VSOE of fair value, regardless of any separate prices stated within the contract for each element. VSOE of fair value is limited to the price charged when the same element is sold separately. VSOE of fair value is established for support through prior renewals of post-contractual support contracts, which establishes a price which is based on a standalone sale.

We use the residual method, as allowed by SOP No. 98-9, Modification of SOP 97-2, Software Revenue Recognition With Respect to Certain Transactions, to determine the amount of product revenue to be recognized. Under the residual method, the fair value of the undelivered elements, such as post-contractual support, installation services and training, are deferred and the remaining portion of the sales amount is recognized as product revenue.

The fair value of the post-contractual support is recognized as support and services revenue on a straight-line basis over the term of the related support period, which can be up to five years in length.

If VSOE of fair value does not exist for commitments to provide specified upgrades, services or additional products to customers in the future, as has been the case from time to time in the past, we defer all revenue from the arrangement until the earlier of the point at which VSOE of fair value does exist or all such elements from the arrangement have been delivered.

Installation and training.  Installation services are sold on an elective basis. Channel partners or enterprise customers generally perform installations without our involvement, so we do not recognize substantial revenue from installation services. As installation is typically performed by the channel partner or enterprise customer, it is not considered essential to the functionality of the delivered elements. Installation is generally priced at established rates based on estimated hours to install our systems. Training services are also sold on an elective basis, both to channel partners and to enterprise customers, and is purchased both with system orders and on a standalone basis. VSOE of fair value is established for training through sales made independent of a bundled order. We recognize revenue related to installation services and training upon delivery of the service.

Allowance for Doubtful Accounts

We review our allowance for doubtful accounts on a quarterly basis by assessing individual accounts receivable that materially exceed due dates. Risk assessment for these accounts includes historical collections experience with the specific account and with our similarly situated accounts coupled with other related credit factors that may evidence a risk of default and loss to us. Accordingly, the amount of this allowance will fluctuate based upon changes in revenue levels, collection of specific balances in accounts receivable and estimated changes in channel partner credit quality or likelihood of collection. If the financial condition of our channel partners were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. The allowance for doubtful accounts represents management’s best estimate, but changes in circumstances, including unforeseen declines in market conditions and collection rates, may result in additional allowances in the future or reductions in allowances due to future recoveries.

Stock-Based Compensation

Prior to July 1, 2006, we accounted for employee stock options using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, or APB 25, and Financial Accounting Standards Board Interpretation No. (FIN) 44, Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB No. 25, and had adopted the disclosure only provisions of Statement of Financial Accounting Standards, or SFAS No. 123, Accounting for Stock-Based Compensation, or SFAS 123, and SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure, or SFAS 148.

In accordance with APB 25, stock-based compensation expense, which is a non-cash charge, resulted from stock option grants at exercise prices that, for financial reporting purposes, were deemed to be below the estimated fair value of the underlying common stock on the date of grant.

Effective July 1, 2006, we adopted the fair value recognition provisions of SFAS No. 123(revised 2004), Share-Based Payment, or SFAS 123(R), using the prospective transition method, which requires us to apply the provisions of SFAS 123(R) only to awards newly granted, modified, repurchased or cancelled, after the adoption date. Under this transition method, our stock-based compensation expense recognized beginning July 1, 2006 is based on the grant date fair value of stock option awards we grant or modify after July 1, 2006. We categorize our options into two classes. Class One includes all options granted with standard four-year vesting and no ability to exercise prior to vesting. Class Two includes options granted with standard four-year vesting but allow for early exercisability. We discontinued granting Class Two options as of June 30, 2007. We recognize stock-based compensation expense for both Class One and Class Two on a straight-line basis over the options’ expected vesting terms. We estimated the grant date fair value of stock option awards under the provisions of SFAS 123(R) using the Black-Scholes option valuation model with the following assumptions:

	Year Ended		Three Months
	June 30, 2007		Ended
	Class One	Class Two	September 30, 2007

Expected life	6.08 years	4.0 years	6.08 years
Interest rate range	4.6-4.8%	4.6-4.8%	4.5%
Volatility	71	55	55
Dividend yield	0	0	0

During 2007, we recorded non-cash stock-based compensation expense of $1.2 million under SFAS 123(R). In future periods, stock-based compensation expense is expected to increase as we issue additional equity-based awards to continue to attract and retain key employees. Additionally, SFAS 123(R) requires that we recognize compensation expense only for the portion of stock options that are expected to vest, assuming an expected forfeiture rate in determining stock-based compensation expense, which could affect the stock-based compensation expense recorded if there is a significant difference between actual and estimated forfeiture rates. Our estimated forfeiture rate in the year ended June 30, 2007 was 11.4%. As of June 30, 2007, total unrecognized compensation cost related to stock-based awards granted to employees and non-employee directors was $10.5 million, net of estimated forfeitures of $3.2 million. This cost will be amortized on a straight-line basis over a weighted-average vesting period of approximately four years. As a result of adopting SFAS 123(R) on July 1, 2006, our net income for the year ended June 30, 2007 was $309,000 lower than if we had continued to account for stock-based compensation under APB 25. Basic and diluted net income per share for the year ended June 30, 2007 were $0.04 and $0.01 lower, respectively, than if we had continued to account for stock-based compensation under APB 25.

During the three-month period ended September 30, 2007, we recorded non-cash stock-based compensation expense of $1.1 million under SFAS 123(R). Our estimated forfeiture rate for the three-month period ended September 30, 2007 was 11.5%. As of September 30, 2007, total unrecognized compensation cost related to stock-based awards granted to employees and non-employee directors was $13.8 million, net of estimated forfeitures of $4.4 million. This cost will be amortized on a straight-line basis over a weighted-average vesting period of approximately four years.

Estimation of Fair Value of Warrants to Purchase Preferred Stock

FASB Staff Position No. 150-5, Issuer’s Accounting under FASB Statement No. 150 for Freestanding Warrants and Other Similar Instruments on Shares That Are Redeemable, or FSP 150-5, provides that the warrants we have issued to purchase shares of Series E and Series F preferred stock are subject to the requirements in FSP 150-5, which requires us to classify these warrants as current liabilities and to adjust the value of these warrants to their fair value at the end of each reporting period. We recorded $508,000 of expenses in other income (expense) for 2007, to reflect increase in the estimated fair value of the warrants. We estimated the fair value of these warrants at June 30, 2007 using the Black-Scholes option valuation model. This model utilizes the estimated fair value of the underlying preferred stock at the valuation measurement date, the remaining term of the warrant, risk-free interest rates, and expected dividends and expected volatility of the price of the underlying convertible preferred stock.

Upon our initial public offering, subsequent to June 30, 2007, these warrants converted into warrants to purchase shares of our common stock and, as a result, are no longer subject to FSP 150-5. At that time, the then-current aggregate fair value of these warrants was reclassified from liabilities to common stock, a component of stockholders’ deficit, and we ceased to record any related periodic fair value adjustments.

Inventory Valuation

Inventories consist principally of finished goods and are stated at the lower of cost or market value, with cost being determined under a standard cost method that approximates first-in, first out. A small portion of our inventory also relates to evaluation units located at enterprise customer locations and service inventory. Inventory valuation reserves are established to reduce the carrying amounts of our inventories to their net estimated realizable values. Inventory valuation reserves are based on historical usage, expected demand and, with respect to evaluation units, conversion rate and age. Inherent in our estimates of market value in determining inventory valuation reserves are estimates related to economic trends, future demand for our products and technological obsolescence of our products. If future demand or market conditions are less favorable than our projections, additional inventory valuation reserves could be required and would be reflected in cost of product revenue in the period in which the reserves are taken. Inventory valuation reserves were $303,000, $365,000 and $598,000 as of September 30, 2007, June 30, 2007 and 2006, respectively. Once a reserve is established, it is maintained until the unit to which it relates is sold or scrapped. The reduced costs associated with the revenue from this unit results in an increase in gross profit and gross margin.

Accounting for Income Taxes

We account for income taxes using an asset and liability approach, in accordance with SFAS No. 109, Accounting for Income Taxes, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in our financial statements, but have not been reflected in our taxable income. A valuation allowance is established to reduce deferred tax assets to their estimated realizable value. Therefore, we provide a valuation allowance to the extent we do not believe it is more likely than not that we will generate sufficient taxable income in future periods to realize the benefit of our deferred tax assets. To date, as a result of our uncertainty regarding the realizability of our deferred tax assets, consisting principally of net operating loss and tax credit carryforwards, we have recorded a 100% valuation allowance.

At June 30, 2007, we had $72.6 million and $26.5 million of net operating loss carryforwards for federal and state purposes, respectively. Net operating loss carryforwards will begin to expire in 2020 and 2007 for federal and California purposes, respectively. As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves estimating our actual current tax exposure, including assessing the risks associated with tax audits, and assessing temporary differences resulting from different treatment of items for tax and accounting purposes. The ability to maintain our current effective tax rate is contingent upon existing tax laws in both the United States and the respective countries in which our international subsidiaries are located, and the availability of our net operating loss and tax credit carryforwards.

We believe we have had multiple ownership changes as defined under Section 382 of the Internal Revenue Code and we are currently analyzing these ownership changes to determine the limitations on our ability to utilize our net operating loss and tax credit carryforwards under Sections 382 and 383 of the Internal Revenue Code in future periods due to significant stock transactions in previous years, which may limit the future realization of our net operating losses and tax credits. Based on estimates prepared to date, we believe the provisions of Section 382 could result in the forfeiture of substantially all of our net operating losses for U.S. federal income tax purposes. We believe there could also be an impact on our ability to utilize California net operating loss carryforwards as well.

As of June 30, 2007, we had research and development tax credit carryforwards of approximately $1.9 million and $3.5 million, which can be used to reduce future federal and California income taxes, respectively. Federal research and development tax credit carryforwards will expire beginning in fiscal 2012 through 2027. California research and development tax credits will carry forward indefinitely. In addition, a portion of the federal research tax credit carryforwards may be subject to forfeiture due to Section 383 limitations. We are in the process of determining the impact of Section 383 on the tax credit carryforwards.

Recent Accounting Pronouncements

In June 2006, the FASB issued FIN No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109. (“FIN 48”). FIN 48 applies to all tax positions within the scope of FASB Statement No. 109, applies a “more likely than not” threshold for tax benefit recognition, identifies a defined methodology for measuring benefits and increases the disclosure requirements for companies. We adopted FIN 48 effective July 1, 2007. The cumulative effect of our adoption of FIN 48 did not result in an adjustment to our tax liability for unrecognized income tax benefits.

In September 2006, the SEC issued Staff Accounting Bulletin (“SAB”) No. 108 regarding the process of quantifying financial statement misstatements. SAB No. 108 states that registrants should use both a balance sheet approach and an income statement approach when quantifying and evaluating materiality of a misstatement. The interpretations in SAB No. 108 contain guidance on correcting errors under the dual approach as well as provide transition guidance for correcting errors. This interpretation does not change the requirements within SFAS No. 154 for the correction of an error in financial statements. SAB No. 108 is effective for annual financial statements covering the first fiscal year ending after November 15, 2006. The adoption of SAB 108 in fiscal 2007 did not have an impact on our results of operations or financial position.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS No. 157”). This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This statement applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. We do not expect the adoption of SFAS No. 157 in fiscal year 2009 to have a material impact on our results of operations or financial position.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS 159”). SFAS 159 permits entities to choose, at specified election dates, to measure eligible items at fair value (or “fair value option”) and to report in earnings unrealized gains and losses on those items for which the fair value option has been elected. SFAS 159 also requires entities to display the fair value of those assets and liabilities on the face of the balance sheet. SFAS 159 establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS 159 is effective for us as of the first quarter of 2009. We are currently evaluating the impact of this pronouncement on our financial statements.

Internal Control Over Financial Reporting

We had a material weakness in our internal control over financial reporting as of June 30, 2007 in that we did not have sufficient internal control over financial reporting related to the deferral of revenue for the entire arrangement fees associated with transactions in which vendor specific evidence of fair value, or VSOE, does not exist for undelivered product elements.

If VSOE of fair value does not exist for commitments to provide specified upgrades, services or additional products to customers in the future, as has been the case from time to time in the past, we defer all revenue from the arrangement until the earlier of the point at which VSOE of fair value does exist or all such elements from the arrangement have been delivered.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

This material weakness resulted in audit adjustments to our consolidated financial statements for the fiscal year ended June 30, 2007.

We are addressing the material weakness through process improvements and we have hired additional finance personnel, including a revenue recognition accounting manager and a corporate controller.

To further address the material weakness, we are implementing additional procedures and training programs for all personnel involved in the selling and marketing of our products and services and in the preparation of our financial statements. We have also analyzed product roadmaps used for sales presentations to determine when or if a specified upgrade right has been provided to a customer notwithstanding that a contract does not explicitly provide for that right. If it is determined that these presentations resulted in commitments for specified upgrades or enhancements, we would be required to defer the recognition of revenue attributable to such sales until such commitments had been satisfied.

We will not be able to assess whether the steps we are taking will fully remedy the material weakness in our internal control over financial reporting until we have fully implemented them and a sufficient time passes in order to evaluate their effectiveness.

If we fail to maintain the number and expertise of our staff for our accounting and finance functions and to improve and maintain internal control over financial reporting adequate to meet the demands of a public company, including the requirements of the Sarbanes-Oxley Act, we may be unable to report our financial results accurately.

BUSINESS

Overview

We are a leading provider of Internet Protocol, or IP, telecommunications systems for enterprises. Our systems are based on our distributed software architecture and switch-based hardware platform which enable multi-site enterprises to be served by a single telecommunications system. Our systems enable a single point of management, easy installation and a high degree of scalability and reliability, and provide end users with a consistent, full suite of features across the enterprise, regardless of location. As a result, we believe our systems enable enhanced end user productivity and provide lower total cost of ownership and higher customer satisfaction than alternative systems.

Our solution is comprised of ShoreGear switches, ShorePhone IP telephones and ShoreWare software applications. We provide our systems to enterprises across all industries, including to small, medium and large companies and public institutions. Our enterprise customers include multi-site Fortune 500 companies with tens of thousands of employees. We have sold our IP telecommunications systems to thousands of enterprise customers, including CNET Networks, Robert Half International and Wedbush Morgan Securities, and the City of Oakland, California. We sell our systems through our extensive network of value added channel partners.

We have achieved broad industry recognition for our technology and high customer satisfaction. Our enterprise IP telecommunications systems received PC Magazine’s Best of the Year 2005 Editors’ Choice designation. For the last four years, IT executives interviewed by Nemertes Research, an independent research firm, have rated ShoreTel highest in customer satisfaction among leading enterprise IP telephony systems providers.

Industry Background

Enterprises have historically operated separate networks for voice and data communications which resulted in significant complexity and high cost. Multi-site enterprises typically operated separate telecommunications systems at each of their sites that often were difficult to install and manage. These systems also required significant additional investments to scale and did not enable delivery of a uniform set of features and functions across all sites. Enterprises are increasingly migrating to a single IP network for both voice and data communications to reduce costs and network complexity and increase end user productivity. This migration has created a significant market opportunity for enterprise IP telecommunications systems providers. Gartner, Inc., an independent research firm, estimated in its Forecast: Enterprise Telephony Equipment, Worldwide, 2002-2011, July 2007, that worldwide enterprise telephony systems equipment end user revenue was $17.8 billion in 2006, including legacy time division multiplexing (TDM) equipment and IP equipment. According to this report, the IP equipment market was estimated to have been $6.3 billion in 2006 and is expected to grow to $15.2 billion by 2011, which represents a 19.2% compound annual growth rate. We refer to the TDM equipment as “TDM systems” and IP equipment as “IP systems.” IP equipment includes IP-enabled PBX equipment, which we refer to as “hybrid systems.”

Multi-site enterprises typically have deployed one of three primary types of telecommunications systems: TDM systems, hybrid systems or IP systems, which include server-centric and switch-based systems. These systems are comprised of multiple phones that are independently connected to a switch within the enterprise, called the private branch exchange, or PBX. This switch aggregates the calls from these phones and transports them across the telecommunications network. In evaluating telecommunications systems, enterprises consider several factors, including: cost, scalability, reliability, ease of use, functionality, ease of management and installation and ability to integrate with existing applications.

Challenges of TDM-based enterprise telecommunications systems

Developed in the 1980’s, TDM systems require a dedicated voice network that consists of circuits and phones, as well as a separate PBX switch for each office site, which results in a series of standalone telecommunications systems within a single enterprise. These multiple independent systems are connected by private, dedicated lines. Although enterprises can scale their TDM systems by adding switches, the associated installation and integration costs and on-going management and maintenance costs are usually significant. Enterprises deploying TDM systems typically also incur other telecommunications services expenses, such as costs associated with dedicated circuits and service charges. As a result of these characteristics, TDM systems are complicated and costly to install, upgrade, scale, manage and maintain. In addition, because these systems operate on dedicated voice networks, independent of the data network, an enterprise cannot integrate its voice applications, such as voicemail, fax, end user presence and outbound call initiation and handling, with software that operates on its data network, such as customer relationship management applications.

Challenges of hybrid enterprise telecommunications systems

In an effort to address some of the limitations of TDM systems and to extend the life of their existing telecommunications infrastructure, some enterprises implement hybrid systems. A hybrid system is a modification of a TDM system that supports IP phones and enables voice signals to be sent as IP packets over data networks, such as local area networks, or LANs, and wide area networks, or WANs, instead of dedicated TDM lines. Although hybrid system technology enables enterprises to migrate some of their existing TDM infrastructure to an IP-based system, all switching is still accomplished with the TDM infrastructure. Thus, a hybrid system suffers from some of the same disadvantages of a TDM system. In addition, hybrid systems require enterprises to maintain two telecommunications systems, further increasing management complexity and cost and leading to inconsistent features for end users across the enterprise. Accordingly, we believe increased operating costs associated with maintaining two networks typically outweigh the short-term capital savings realized from implementing a hybrid system. In order to achieve the full benefits of a converged voice and data network, enterprises will ultimately need to implement an all-IP telecommunications system.

Challenges of server-centric enterprise IP telecommunications systems

Server-centric IP systems seek to address the limitations of TDM and hybrid systems by allowing enterprises to combine their voice and data networks into a single IP network. Some vendors offer server-centric enterprise IP telecommunications systems that rely on servers and routers with IP telecommunications modules for call management and applications. These systems typically have a centralized software architecture and require system management to be performed on a site-by-site basis. Although the management and control of these systems can be carried out from a single computer, management often must be performed on an application-by-application basis. In addition, these systems also run on operating systems that were not optimized for real-time voice processing which can result in lower reliability and decreased performance. Most applications require a dedicated server to run on these systems, increasing the cost and complexity of adding applications to the existing network. In addition, server-centric IP systems can be costly to scale because significant additional equipment is often required to accommodate growth while maintaining adequate redundancy. Server-centric IP systems also tend to be less reliable because they require mechanical disk drives to be available for placing and receiving calls. Further, to achieve higher reliability, server-centric IP systems typically maintain a backup server for each primary server, which increases the cost and complexity of the enterprise’s entire telecommunications system.

The Opportunity

Because of the limitations of TDM, hybrid and server-centric IP systems, we believe enterprises need an IP-based telecommunications system that provides management of the entire system using a single software application from any computer, is easy to install and use, provides scalability and reliability, provides end users with a consistent, full suite of features across the enterprise, regardless of location, and has a low total cost of ownership.

Our Solution

We provide switch-based IP telecommunications systems for enterprises that address the limitations of TDM, hybrid and server-centric IP systems. Our systems consist of our ShoreGear switches, ShorePhone IP phones and ShoreWare software applications, all based on our proprietary distributed software architecture and switch-based hardware platform. In contrast to server-centric IP systems, our switch-based hardware platform uses flash memory and an embedded operating system, which minimizes the use of expensive servers. As such, our solution is designed to provide a more reliable, secure and scalable system. Our proprietary software applications are distributed across each site of an enterprise, providing end users with a consistent, full suite of features across the enterprise, regardless of location. Our Personal Call Manager and other desktop applications are easy to use and enable improved end user productivity. Our browser-based system management provides enterprises with a single point of management, enabling IT administrators to view and manage the entire telecommunications system of the enterprise using a single application at any location. Through our distributed software architecture and innovative switch design, we believe our system provides scalability and reliability, a single point of management, is easy to install and use and provides end users with a consistent, full suite of features across the enterprise, regardless of location, all for a low total cost of ownership.

Benefits of our distributed software architecture and switch-based hardware platform

As a result of our distributed software architecture and switch-based hardware platform, we provide enterprise customers with a number of key benefits, including:

Ease of use.  We provide a wide range of innovative, high performance phones that we combine with our feature-rich desktop software application, Personal Call Manager. Personal Call Manager allows end users to control their phones from their PCs, regardless of their location and integrates with enterprise software applications, such as Microsoft Outlook and salesforce.com. With the click of a mouse, the end user can make phone calls from contact lists, convene and manage participation in conference calls, listen to voicemail and check the availability of others on the network.

Ease of installation and management.  Our systems are easy to install as a result of our proprietary installation software, which automatically recognizes and configures the elements of our solution as they are added to the systems. Our systems also feature a single point of management with a simple, intuitive interface that allows IT managers to modify their systems from anywhere through a web browser, which reduces administrative complexity, resulting in reduced IT management costs for enterprises. As a result of our architecture, we believe our systems are also easier to install and manage because they require fewer hardware elements than alternative systems.

Scalability.  We believe our distributed software architecture and the modular design of our system hardware allow enterprises to incrementally scale our systems more cost-effectively than alternative systems, which can require replacement of substantial amounts of system equipment to increase capacity. In contrast, all of the investment an enterprise customer makes in our systems will continue to operate as their implementation of our systems expand to support their growth. Our systems are designed to seamlessly support more than 10,000 lines and enterprises may scale beyond that size by adding additional ShoreTel systems. As a result, our systems can cost-effectively scale to support enterprises of all sizes.

Reliability.  Our switches are designed to be highly reliable and operate independently. Each switch in the system is capable of independently establishing and terminating calls without relying on a centralized call control server, as is the case with alternative systems. As a result, enterprise telecommunications based on our systems can survive a variety of LAN, WAN and hardware failures using our systems. For increased reliability, a single additional switch can be added cost-effectively to the site to create “n+1” redundancy, rather than requiring a dedicated back-up switch for each primary switch to improve reliability as needed by alternative systems.

Low total cost of ownership.  Our systems allow enterprise customers to lower the overall capital expenditures and on-going operating expenses typically associated with the deployment and management of enterprise telecommunications systems. In particular, the scalable nature and the lack of multiple redundant units required in our systems can significantly reduce investments in equipment. Although the initial capital expenditure associated with the implementation of our systems may be greater than those required to extend a TDM system to a hybrid system, we believe that the total expenditures required to deploy, maintain and upgrade ShoreTel systems result in significantly lower total cost of ownership over time. We also believe enterprises that use our systems incur lower operating, maintenance and upgrade costs than those that use competing systems.

We believe that as a result of these key benefits and our superior customer service, we maintain the industry’s highest level of customer satisfaction. According to Nemertes Research, for the last four years, we have delivered the highest level of customer satisfaction of any leading IP-based telecommunications vendor rated in its enterprise benchmarks across all surveyed criteria, including value, technology, value-added reseller expertise, customer service, solution experience, product features, installation/troubleshooting and performance.

Our Strategy

Our goal is to become the leading provider of IP telecommunications systems for enterprises. Key elements of our strategy include:

Extend our technology advantage.  We believe that our distributed software architecture and switch-based hardware platform provide us with a key competitive advantage. To further differentiate our systems, we intend to continue our research and development activities to enhance the functionality of our systems, feature set and end user experience. We also intend to develop new and expand existing relationships with technology partners to provide additional system applications, such as multi-media capabilities. We also intend to continue to develop additional applications for our systems and expand the interoperability of our systems with additional enterprise applications.

Grow our distribution network.  We intend to increase our market penetration and extend our geographic reach by expanding our business with existing channel partners and by adding channel partners that serve specific target markets. We are focused on expanding relationships with channel partners that will enable us to increase adoption of our systems by large enterprises. We also intend to further develop our relationships with channel partners that operate in strategic international markets. We believe international markets represent a significant growth opportunity, since those markets are expected to increasingly adopt IP telecommunications systems.

Maintain focus on customer satisfaction.  We believe that satisfied enterprise customers are likely to purchase more of our products and to serve as advocates for our systems. We intend to continue to work closely with enterprise customers to gain valuable knowledge about their existing and future product requirements to help us develop new products and product enhancements that address their evolving requirements. We also intend to actively measure, and develop programs to continue to enhance, customer satisfaction.

Increase our brand awareness.  We believe that increased visibility and awareness of the ShoreTel brand will enhance our ability to participate in enterprise customer evaluations of telecommunications systems, and will enable us to continue growing our enterprise customer base. We intend to increase our sales and marketing activities with both channel partners and enterprise customers through targeted marketing programs, such as participation in seminars, trade shows and conferences, and advertising and public relations initiatives.

Increase penetration of our installed base.  We plan to leverage our installed enterprise customer base to increase future sales. Since many organizations initially deploy our systems at a single location, we believe we can drive further penetration of our systems at multiple locations within these enterprises. By increasing our penetration, we believe we can continue to realize increased operating efficiencies while driving a wider adoption of our systems.

Products

We provide a switch-based IP telecommunications system for enterprises. Our systems are based on our distributed software architecture and switch-based hardware platform that enable a single telecommunications system to serve multi-site enterprises. This architecture provides high network reliability and allows for a single point of management and administration of a system across all sites of a multi-site enterprise. System administrators can make changes anywhere throughout the system through a web browser interface that presents a user-friendly view of the system’s configuration. Our architecture also provides end users with a consistent and full set of features across an enterprise, regardless of location.

We introduced our first suite of products in 1998 and have continued to add features and functionality throughout our history. Our bundled solution is comprised of ShoreGear switches, ShorePhone IP phones and ShoreWare software applications. As new software versions of our solution have been released, existing enterprise customers have been able to upgrade their switches, phones and applications, allowing them to preserve their ShoreTel investment.

ShoreGear switches.  Our switches provide call management functionality, and each switch in the system is capable of independently establishing and terminating calls without relying on a centralized call control server. As a result, enterprise telecommunications can survive a variety of LAN, WAN and hardware failures. The high reliability of our switches is enhanced by two key design features: the use of flash memory in lieu of disk drives and running an embedded operating system optimized for real-time processing, such as call management. Unlike disk drives, flash memory does not rely on mechanical movement, and therefore is less likely to break down and cause our systems to fail. Furthermore, our embedded operating system enables a higher performing and more reliable software platform relative to server-centric IP systems because it is optimized for real-time processing. The reliability of each site within the system can be further improved by adding a single additional switch to that site to create “n+1” redundancy, rather than requiring a dedicated back-up switch for each primary switch to improve reliability as needed by alternative systems. In addition, our switches connect directly to the public telephone network via one of several interfaces, including T1 and E1 interfaces for high-density connectivity to the public telephone network. We offer eleven switches of varying sizes and interfaces to meet the needs of enterprises of all sizes. The modular nature of our switches allows our enterprise customers to easily expand their system capacity by deploying additional switches across their network.

ShorePhone IP phones.  We offer a range of innovative, high performance phones to meet the needs of the different types of end users across the enterprise. Our phones are designed to provide a superior combination of ergonomics, sound quality and appearance. We offer ten phones that vary by size, display features, color screen options and line capacity. ShorePhone IP phones are designed to function without any configuration, simplifying installation. Our systems also support Wi-Fi phones for mobile workers. Our range of IP phones include the following models, which are offered in silver and black:

ShoreWare software applications.  Our ShoreWare software features a number of applications that facilitate the end user experience and enterprise system management. In addition, we offer additional business applications that integrate with core business processes to provide improved functionality and enhanced end user productivity. An industry standard server is used to support these applications, as opposed to the call management functions of our systems, which run entirely on ShoreGear switches. Our ShoreWare software consists of our proprietary software as well as third-party applications and includes:

•	ShoreWare desktop applications. ShoreWare desktop applications for end users include the following primary offerings: Personal Call Manager, Unified Messaging, Office Anywhere, Automated Attendant and a softphone.

•	Personal Call Manager. Personal Call Manager is an application that allows end users to manage their voice communications from their desktops. With the click of a mouse, end users can initiate, manage, terminate, and receive calls, convene and manage conference calls, and see the availability of others on the network. This functionality is enhanced by the integration of our Personal Call Manager application with Microsoft Outlook, which allows the end user to initiate calls from a contact list.

•	Unified Messaging. Unified Messaging integrates our voicemail application with Microsoft Outlook. This enables end users to receive, send, be notified of and play voice mail messages through their Microsoft Outlook email.

•	Office Anywhere. Office Anywhere enables end users outside the office to manage calls with Personal Call Manager and to enjoy the same call handling productivity benefits as their office-based colleagues. Communications directed to the end user’s office phone are forwarded to the end user’s location, and the end user’s outbound calls appear to the called party as if they originated in the end user’s office. Using Office Anywhere, end users have the same call management and unified messaging features and functionality at remote locations as they have in their offices.

•	Softphone. ShoreTel’s softphone application allows an end user to turn a PC into an IP phone by simply connecting a headset to the PC and activating the application.

•	Mobile Call Manager. Mobile Call Manager is an application that allows end users to manage their voice communications from selected smart phones. This application provides end users with a visual interface for managing their communications that is similar to the interface they use on their desktops with Personal Call Manager, and enables them to use the Office Anywhere feature from their mobile devices. With a click of a button, end users can find and connect with other people by searching the corporate directory and personal address book, review and respond to current voicemails and review call histories of an office extension and respond.

•	Automated Attendant. Automated Attendant provides end users with a 24-hour automated call answering and routing capability that enables the enterprise to direct callers to appropriate individuals, workgroups or messages.

•	Workgroup. Workgroup is an entry-level contact center application that provides real-time handling of incoming calls to enterprises, with call routing, queuing and reporting tools.

•	ShoreWare system management. Our browser-based system management applications consist of ShoreWare Director and ShoreWare System Monitor.

•	ShoreWare Director. ShoreWare Director provides enterprises with a single point of system management, enabling IT administrators to view and manage the entire telecommunications system of the enterprise from any location using a single application. A new end user’s extension, mailbox and automated attendant profile can be added from a single management screen, avoiding the additional work required with many PBXs, voice mail systems and automated attendants.

•	ShoreWare System Monitor. ShoreWare System Monitor is an IP voice management tool that is designed to continuously measure the performance of every link in the network, enabling an enterprise to identify and address voice quality issues.

•	Additional business applications. We offer other business applications, such as ShoreTel Contact Center, ShoreTel Converged Conferencing and salesforce.com integration. ShoreTel Contact Center allows enterprises to efficiently manage significant inbound or outbound call activities. ShoreTel Converged Conferencing enables enterprises to conduct large audio conferences and provides collaboration tools for application sharing, desktop sharing, instant messaging and end user availability information. Our salesforce.com integration application is designed to improve the productivity of end users that use salesforce.com by seamlessly integrating voice communications capabilities into their data driven workflow. We offer similar integrations for NetSuite, a customer relationship management package, and Copitrac and Equitrac, cost recovery applications for professional service firms.

ShoreTel Global Services

We complement our product offerings with a broad range of services that help us maintain and expand our relationships with enterprise customers and channel partners and, in the case of post-contractual support, provide us with recurring revenue. Typically, our channel partners provide many of these services, although we provide back up and escalation support as needed, or if requested by the enterprise customer, we provide these services directly.

The ShoreTel Global Services include post-contractual support, training, system design and installation, and professional services.

•	Post-contractual support services include web-based access support services and tools, access to technical support engineers, hardware replacement and software updates. These services are typically offered under support contracts with terms of up to five years.

•	Training services include certification programs for channel partners, training programs at enterprise customer or channel partner locations and self-paced, desktop training programs.

•	System design and installation services include the assessment of the telecommunications requirements of a particular enterprise, the configuration of a system to maximize its efficiency, the management of the installation, and the subsequent testing and implementation of our systems.

•	Professional services include software development to improve system performance, enable integration of our systems with third party applications or legacy systems, streamline business processes and address enterprise customer-specific business opportunities.

Technology

Our systems are based on a combination of our proprietary software, industry-standard interfaces and protocols, and customized and off-the-shelf hardware components. We have developed proprietary technologies that are critical to the operation of the servers and ShoreGear switches within our systems and provide our systems with the properties that distinguish them from alternative IP systems.

The key elements of our distributed software architecture are:

•	software that enables calling between switches and allows calls to be distributed among switches instead of using a single centralized switch;

•	software that enables ShoreGear switches to obtain call routing information;

•	software that monitors the bandwidth consumed on each WAN segment and prevents the system from exceeding bandwidth limitations;

•	software that monitors all call activity on ShoreGear switches, and enables integration of ShoreTel and third-party applications;

•	software that coordinates the functions of all servers on the system, allowing them to perform as a single, virtual server;

•	software that enables remote ShoreTel and third-party applications to access and modify our systems;

•	software that enables the switch to communicate with the application server, and receive system configuration information;

•	software that allows each switch to maintain a comprehensive view of the system; and

•	software that provides a graphical user interface for our phones.

Our switch-based software also uses industry-standard Media Gateway Control Protocol, or MGCP, and Session Initiation Protocol, or SIP, for setting up calls.

ShoreGear switches are comprised of off-the-shelf, embedded microprocessors and networking components, such as Ethernet controllers, and customized integrated circuits. These switches run on Wind River VxWorks, a widely-used embedded operating system, and use random access memory and flash memory and our switch call management software for application processing. ShorePhone IP phones are comprised of enterprise IP phone chips manufactured by Broadcom Corporation and customized LCD displays, microphones and speaker circuitry.

Enterprise Customers

Our enterprise customers include small, medium and large companies and public institutions in a wide range of vertical markets, including the financial services, government, education, health care, manufacturing, non-profit organizations, professional services and technology industries. As of June 30, 2007, we had sold our IP telecommunications systems to more than 5,000 enterprise customers, including CNET Networks, Robert Half International and Wedbush Morgan Securities, and the City of Oakland, California. We sell our systems primarily through our extensive network of value added channel partners, and also sell our systems directly to enterprise customers. Our broad enterprise customer base reflects our historical strength in the small and medium-sized business and public institution sectors.

We believe that maintaining the highest possible levels of customer satisfaction is critical to our ability to retain existing and gain new enterprise customers. We believe that satisfied enterprise customers will purchase more of our products and serve as advocates for our systems, and we work closely with them as they deploy and use our systems. We follow implementation with a formal review with the enterprise customer that involves contacts with our internal staff and third-party technical personnel, and take prompt action to resolve any issues that might have been identified. We also have frequent follow-up contacts with our enterprise customers to promptly resolve issues and to ensure that they are fully satisfied with their system. We also survey enterprise customers that use technical support services to ensure that high-quality support services are being provided. Through this process, we gain valuable insights into the existing and future requirements of our enterprise customers’ activities and this helps us develop product enhancements that address the evolving requirements of enterprises.

Additionally, to promote high-quality support throughout our services organization, we measure key performance indicators and operational metrics of our services organization, including call answer times, call abandon rates, customer satisfaction with technical support, time to issue resolution, call interaction quality, as well as customer satisfaction with system implementation, training services and technical support, and use the results to direct the management of our services organization.

We also monitor our enterprise customers’ satisfaction with our channel partners by surveying our enterprise customers after the system is installed. We actively encourage our channel partners to maintain and improve our enterprise customers’ levels of satisfaction. We also monitor our channel partners’ satisfaction with ShoreTel, as their satisfaction with and advocacy of ShoreTel is also very important to our success.

Sales and Marketing

We sell our products and services primarily through an extensive network of channel partners. As of June 30, 2007, we had 470 channel partners in our network. These channel partners range in size from single-site, regional firms with specialized products and services to multi-national firms that provide a full range of IT products and services, such as AT&T, CDW and Blackbox. Our channel partners market and sell our products into both the large enterprise and small-to-medium enterprise markets. We maintain a sales organization that recruits, qualifies and trains new channel partners, participates in sales presentations to potential enterprise customers and assesses customer feedback to assist in developing product roadmaps. As part of our increased focus on sales to large accounts, we have also implemented a major accounts program whereby senior sales executives assist our channel partners in selling to and providing support for large enterprise customer accounts. No single channel partner accounted for 10% or more of our total revenue in fiscal 2007 or the three-month period ended September 30, 2007. As of September 30, 2007, we had 101 personnel in sales and marketing activities.

We believe our channel partner network allows us to effectively sell our systems without the need to build large dedicated in-house sales and service capabilities. We continue to work with existing channel partners to expand their sales of our systems and to recruit new channel partners with a focus on increasing market coverage.

Our internal marketing team focuses on increasing brand awareness, communicating product advantages and generating qualified leads for our sales force and channel partners. In addition to providing marketing materials, we communicate product and service offerings through our installed base and news letters, direct mail campaigns, web postings, press releases and web-based training.

Research and Development

We believe that our ability to enhance our current products, develop and introduce new products on a timely basis, maintain technological competitiveness and meet enterprise customer requirements is essential to our success. To this end, we have assembled a team of engineers with expertise in various fields, including voice and IP communications, telecommunications network design, data networking and software engineering. Our principal research and development activities are conducted in Sunnyvale, California. We have invested significant time and financial resources into the development of our architecture, including our switches and related software. We intend to continue to expand our product offerings, improve the features available on our products and integrate our systems with third-party enterprise applications. As of September 30, 2007, we had a total of 103 personnel in research and development and related technical service and support functions. Research and development expenses were $17.2 million, $9.7 million, $7.0 million and $6.2 million in fiscal 2007, 2006 and 2005 and the three-month period ended September 30, 2007, respectively.

Manufacturing and Suppliers

We outsource the manufacturing of our hardware products. This outsourcing allows us to:

•	avoid costly capital expenditures for the establishment of manufacturing operations;

•	focus on the design, development, sales and support of our hardware products; and

•	leverage the scale, expertise and purchasing power of specialized contract manufacturers.

We outsource the manufacturing of our products. Currently, we have arrangements for the production of our switches with a contract manufacturer in California and for the production of our phones with a contract manufacturer located in China. Our contract manufacturers provide us with a range of operational and manufacturing services, including component procurement and performing final testing and assembly of our products. We depend on our contract manufacturers to procure components and to maintain adequate manufacturing capacity. We typically fulfill product orders out of our Fremont, California location. Our reliance on contract manufacturers involves a number of potential risks, including the absence of adequate capacity, ownership of certain elements of electronic designs, and reduced control over delivery schedules.

We regularly provide forecasts for orders, and we order products from our contract manufacturers based on our projected sales levels. However, enterprise customers may generally cancel or reschedule orders without penalty, and delivery schedules requested by enterprise customers in these orders frequently vary based upon each enterprise customer’s particular needs.

We also rely on sole or limited numbers of suppliers for several key components utilized in the assembly of our products. For example, our contract manufacturers purchase semiconductors that are essential to the production of our phones from a single source supplier, and we have not identified any alternative suppliers for these components. This reliance is amplified by the fact that we and our contract manufacturers maintain relatively low inventories and acquire components only as needed. As a result, our ability to respond to enterprise customer orders efficiently may be constrained by the then-current availability or terms and pricing of these components. We cannot assure you that we will be able to obtain a sufficient quantity of these components in a timely manner to meet the demands of our enterprise customers or that prices of these components will not increase. These delays or any disruption of the supply of these components could also materially and adversely affect our operating results.

Competition

The market for enterprise IP telecommunications systems is quickly evolving, highly competitive and subject to rapid technological change. As a result of the convergence of voice and data networking technologies that characterize IP enterprise telecommunications systems, we compete with providers of enterprise voice communications systems, such as:

•	Providers of IP systems, including 3Com and Cisco Systems; and

•	Providers of hybrid systems, including Avaya, Alcatel-Lucent, Mitel Networks (which recently acquired Inter-Tel) and Nortel Networks.

In addition, because the market for our products is subject to rapid technological change, as the market evolves we may face competition in the future from companies that do not currently compete in the enterprise communications market, including companies that currently compete in other sectors of the information technology, communications and software industries or communications companies that serve residential rather than enterprise customers. In particular, as more enterprises converge their voice and data networks, the business information technology and communication applications deployed on converged networks become more integrated. We may face increased competition from current leaders in information technology infrastructure, information technology, personal and business applications and the software that connects the network infrastructure to those applications, such as Microsoft. We could also face competition from new market entrants, whether from new ventures or from established companies moving into the market. Competition from these and other potential market entrants may take many forms, including offering products and applications similar to those we offer as part of a larger, bundled offering. In addition, technological developments and consolidation within the communications industry result in frequent changes to our group of competitors. Many of our current and potential competitors are substantially larger than we are and have significantly greater financial, sales, marketing, distribution, technical, manufacturing and other resources. We believe that we compete favorably with regard to the principal competitive factors applicable to our products, which include:

•	price of products and services and total cost of ownership;

•	system reliability;

•	voice quality and product features;

•	ease of administration and installation, including system scalability;

•	customer service and technical support;

•	relationships with buyers and decision makers and brand recognition;

•	an installed base of similar or related products;

•	the ability to integrate various products into an enterprise customer’s existing networks, including the ability of a provider’s products to interoperate with other providers’ communications products; and

•	size and financial stability of our operations compared to those of our competitors.

For more information concerning competition, please see “Risk Factors — Risks Related To Our Business — The market in which we operate is intensely competitive, and many of our competitors are larger, more established and better capitalized than we are” and “— As voice and data networks converge, we are likely to face increased competition from companies in the information technology, personal and business applications and software industries.”

Intellectual Property

Our success as a company depends upon our ability to protect our core technology and intellectual property. To accomplish this, we rely on a combination of intellectual property rights, including patents, trade secrets, copyrights and trademarks, as well as customary contractual protections.

We have three patents issued in the United States, which expire in 2019, 2023 and 2023, and have twelve patent applications in the United States. We also have one foreign patent application relating to one of our U.S. patents. We intend to file other counterparts for these patents and patent applications in foreign jurisdictions around the world.

ShoreTel, our logo, ShorePhone, ShoreGear and ShoreWare are registered trademarks of ShoreTel.

The steps we have taken to protect our intellectual property rights may not be adequate. Third parties may infringe or misappropriate our intellectual property rights and may challenge our issued patents. In addition, other parties may independently develop similar or competing technologies designed around any patents that are or may be issued to us. We intend to enforce our intellectual property rights vigorously, and from time to time, we may initiate claims against third parties that we believe are infringing on our intellectual property rights if we are unable to resolve matters satisfactorily through negotiation. If we fail to protect our proprietary rights adequately, our competitors could offer similar products, potentially significantly harming our competitive position and decreasing our revenue.

Employees

As of September 30, 2007, we had 295 employees in North America, Europe and Australia, of which 101 were in sales and marketing, 103 were in engineering, 40 were in global support services, 34 were in general and administrative functions and 17 were in operations. None of our employees are represented by labor unions, and we consider current employee relations to be good.

Facilities

Our headquarters is located in Sunnyvale, California in a 63,781 square foot facility that we lease through October 2009. We also maintain leased sales offices in Europe and Australia.

We do not maintain a dedicated warehouse facility for our inventory, rather we rent space as needed at a third-party warehouse. In May 2007, we entered into a lease for a shipping and receiving facility with warehouse capacity and occupied it in July 2007. The lease expires in September 2009. Our inventory is expected to be kept at our facility and at the third party facility.

We believe that our current facilities are suitable and adequate to meet our current needs, and we intend to add new facilities or expand existing facilities as we add employees. We believe that suitable additional or substitute space will be available on commercially reasonable terms as needed to accommodate our operations.

Legal Proceedings

On June 27, 2007, a lawsuit was filed against us by Mitel Networks Corporation in the United States District Court for the Eastern District of Texas. Mitel alleges that we infringe four of its U.S. patents: U.S. Patent No. 5,940,834, entitled “Automatic Web Page Generator,” U.S. Patent No. 5,703,942 entitled “Portable Telephone User Profiles Using Central Computer,” U.S. Patent No. 5,541,983 entitled “Automatic Telephone Feature Selector” and U.S. Patent No. 5,657,446 entitled “Local Area Communications Server.” On August 21, 2007, Mitel filed an amended complaint, which alleges that we infringe two additional U.S. patents held by Mitel: U.S. Patent No. 5,007,080, entitled “Communications System Supporting Remote Operations,” and U.S. Patent No. 5,657,377, entitled “Portable Telephone User Profiles.” The lawsuit includes claims that relate to components or features that are material to our products. In relation to its claims under each patent, Mitel seeks a permanent injunction against infringement, attorney’s fees and compensatory damages.

On July 31, 2007, we filed counterclaims in the Eastern District of Texas. In addition to denying all of Mitel’s claims of patent infringement, our counterclaim alleged that Mitel’s IP phone systems, including the Mitel 3300 IP Communications Platform, infringes ShoreTel’s U.S. Patent No. 7,167,486 B2 entitled “Voice Traffic Through a Firewall.” We also filed claims for approximately $10 million in damages to our initial public offering and an injunction against Mitel in Ontario Superior Court for making false or misleading statements about ShoreTel’s alleged infringement.

This litigation is causing us to incur significant expenses and costs. Negative developments with respect to the lawsuit could cause our stock price to decline, and an unfavorable resolution of this lawsuit could have an adverse and possibly material effect on our business and results of operations. If we do not prevail, we may be required to pay substantial damages, an injunction may be entered against us that prevents us from manufacturing, using, selling and importing our products; and a license to continue selling our products may not be available to us at all or may require us to pay substantial ongoing royalties and comply with unfavorable terms, any of which could materially harm our business. Even if we were to prevail, this litigation could be costly and time-consuming, divert the attention of our management and key personnel from our business operations and deter distributors from selling our products and dissuade potential enterprise customers from purchasing our products. We believe we have meritorious defenses to Mitel’s claims. We intend to vigorously defend the lawsuit.

We could become involved in litigation from time to time relating to claims arising out of our ordinary course of business or otherwise.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information about our executive officers and directors as of November 16, 2007:

Name	Age	Position

John W. Combs	60	Chairman, President and Chief Executive Officer
Edwin J. Basart	58	Founder, Chief Technology Officer and Director
Michael E. Healy	46	Chief Financial Officer
Pedro E. Rump	52	Vice President, Engineering and Operations
Joseph A. Vitalone	45	Vice President, Sales
Walter Weisner	51	Vice President, Global Support Services
Ava M. Hahn	34	General Counsel and Secretary
Mark F. Bregman(3)	50	Director
Gary J. Daichendt(2)(3)	56	Director
Kenneth D. Denman(1)(2)	49	Director
Charles D. Kissner*(1)(3)	60	Director
Thomas van Overbeek(2)	58	Director
Edward F. Thompson(1)	69	Director

*	Lead independent director.

(1)	Member of our audit committee.

(2)	Member of our compensation committee.

(3)	Member of our corporate governance and nominating committee.

John W. Combs has served as our President and Chief Executive Officer and as a director since July 2004 and as our Chairman since February 2007. From July 2002 to May 2004, Mr. Combs served as Chairman and Chief Executive Officer of Littlefeet Inc., a wireless infrastructure supplier. From September 1999 to July 2002, Mr. Combs served as Chief Executive Officer of InternetConnect Inc., a broadband networking solutions provider. Mr. Combs has also held senior management positions at Nextel Communications, Inc., a wireless digital communications system provider, L.A. Cellular, a wireless network operator, Mitel Inc., a manufacturer of private branch exchanges and Fujitsu Business Communication Systems, Inc., a provider of telecommunications products. Mr. Combs holds a B.S. in engineering from California Polytechnic State University, San Luis Obispo.

Edwin J. Basart co-founded ShoreTel in 1996 and has served as our Chief Technology Officer and as a director since inception. Prior to co-founding ShoreTel, Mr. Basart co-founded Network Computing Devices, Inc., a provider of thin client computing hardware and software, where he served as Vice President of Engineering, and Ridge Computers, Inc. where he served as Vice President of Software. Mr. Basart began his career as a software engineer at Hewlett Packard. Mr. Basart holds a B.S. in English from Iowa State University and an M.S. in electrical engineering from Stanford University.

Michael E. Healy has served as our Chief Financial Officer since May 2007. From February 2004 to May 2007, he served as Chief Financial Officer and Senior Vice President of Finance of Genesis Microchip Inc., a supplier of display image processors. From November 2002 to February 2004, Mr. Healy served as Chief Financial Officer of Jamcracker, Inc., a software and application service provider. From September 1997 to June 2002, Mr. Healy held senior level finance positions at Exodus Communications, Inc., an Internet infrastructure outsourcing services provider (Exodus Communications sold substantially all of its assets in January 2002 and changed its name to EXDS, Inc. in February 2002), including as Senior Vice President of Finance prior to February 2002, and as its Chief Financial Officer and Corporate Treasurer from February 2002 to June 2002. From 1987 to 1997, Mr. Healy held various financial management positions at Apple Computer, Inc., and was an auditor at Deloitte & Touche LLP from 1983 to 1987. Mr. Healy holds a B.S. in accounting from Santa Clara University and is a Certified Public

Accountant. Mr. Healy is a member of the American Institute of Certified Public Accountants and the California Society of Certified Public Accountants.

Pedro E. Rump has served as our Vice President of Engineering and Operations since January 2006. From July 2004 to January 2006, Mr. Rump served as Vice President of Engineering and Operations at Dust Networks, Inc., a developer of embedded wireless sensor networking products. From January 2004 to July 2004, Mr. Rump served as Vice President of Engineering at Sonim Technologies, Inc., a provider of voice over IP applications. From January 2003 to January 2004, Mr. Rump served as Vice President of Engineering at Littlefeet Inc. From January 2002 to October 2002, Mr. Rump served as Vice President of Inviso, a developer of signal transport and display solutions for television and telecommunications. Mr. Rump holds a B.S. and M.S. in electrical engineering from the Swiss Federal Institute of Technology.

Joseph A. Vitalone has served as our Vice President of Sales since October 2005. From February 2003 to October 2005, Mr. Vitalone served as Vice President of Worldwide Sales for CoVI Technologies, Inc., a provider of digital surveillance solutions. From June 2001 to July 2003, Mr. Vitalone served as Senior Vice President of Sales for Wire One Communications, Inc., a video conferencing solutions provider. Prior to joining Wire One Communications, Mr. Vitalone served as Vice President of Sales for Polycom, Inc., a provider of broadband communications solutions, and held sales positions at ViaVideo Communications, Inc., a developer of group video communications systems, Mitel, PictureTel Corporation, a video conferencing solutions provider, Siemens A.G., and AT&T Wireless Services, Inc. Mr. Vitalone holds a B.A. in business and public relations from Western Kentucky University.

Walter Weisner has served as our Vice President of Global Services since July 2005. From April 2002 to June 2005, Mr. Weisner served as Vice President, Global Support Services for Webex Communications, Inc., a web communications services provider. From October 1999 to March 2002, Mr. Weisner served as Executive Vice President of Operations and Support for InternetConnect. Prior to joining InternetConnect, Mr. Weisner served as Senior Director of Customer Operations and Support for Nextel Communications, Southwest region, and also held positions in product management and product development with Nextel. Mr. Weisner holds a B.A. in business administration from Cleveland State University.

Ava M. Hahn has served as our General Counsel and Secretary since June 2007. From August 2002 to June 2007, Ms. Hahn served in various capacities at Genesis Microchip, Inc., a supplier of display image processors, including General Counsel, Secretary, Corporate Counsel and Associate General Counsel. From August 2000 to August 2002, Ms. Hahn was Director, Legal Affairs at LuxN, Inc., an optical networking company. From August 1997 to August 2000, Ms. Hahn was an associate attorney with Wilson Sonsini Goodrich & Rosati, P.C. Ms. Hahn holds a B.A. in history from the University of California, Berkeley and a J.D. from Columbia Law School.

Mark F. Bregman has served as a director of ShoreTel since May 2007. Dr. Bregman has served as Executive Vice President and Chief Technology Officer of Symantec Corporation, an infrastructure software company, since it acquired VERITAS Software Corporation, a provider of software and services to enable storage and backup, in July 2005. Prior to the acquisition of VERITAS Software, Dr. Bregman served as that company’s Executive Vice President, Chief Technology Officer and acting manager of the Application and Service Management Group from September 2004 to July 2005, and as its Executive Vice President, Product Operations from February 2002 to September 2004. From August 2000 to October 2001, Dr. Bregman served as the Chief Executive Officer of AirMedia, Inc., a wireless Internet company. Prior to joining AirMedia, Dr. Bregman served a 16-year career with International Business Machines Corporation, most recently as general manager of IBM’s RS/6000 and pervasive computing divisions from 1995 to August 2000. Dr. Bregman holds a B.S. in physics from Harvard College and a Ph.D. in physics from Columbia University.

Gary J. Daichendt has served as a director of ShoreTel since April 2007. Mr. Daichendt has been principally occupied as a private investor since June 2005 and has been a managing member of TheoryR Properties LLC, a commercial real estate firm, since October 2002. He served as President and Chief Operating Officer of Nortel Networks Corporation, a supplier of communication equipment, from March 2005 to June 2005. Prior to joining Nortel Networks, from 1994 until his retirement in December 2000, Mr. Daichendt served in a number of positions at Cisco Systems, Inc., a manufacturer of communications and information technology networking products, including most recently as Executive Vice President, Worldwide Operations from August 1998 to December 2000, and as Senior Vice President, Worldwide Operations from September 1996 to August 1998. Mr. Daichendt is a member of the Board of Directors of NCR Corporation. Mr. Daichendt holds a B.A. in mathematics from Youngstown State University and M.S. in mathematics from The Ohio State University.

Kenneth D. Denman has served as a director of ShoreTel since May 2007. Mr. Denman has served as Chairman of iPass, Inc. a platform-based enterprise mobility services company since January 2003, as director since December 2001 and as President and Chief Executive Officer since October 2001. From January 2000 to March 2001, Mr. Denman served as President and Chief Executive Officer of AuraServ Communications Inc., a managed service provider of broadband voice and data applications. From August 1998 to May 2000, Mr. Denman served as Senior Vice President, National Markets Group of MediaOne, Inc., a broadband cable and communications company. From June 1996 to August 1998, Mr. Denman served as Chief Operating Officer, Wireless, at MediaOne International, a broadband and wireless company. Mr. Denman also serves on the board of Openwave Systems, Inc., a provider of open standards software products and services for the telecommunications industry. Mr. Denman holds a B.S. in accounting from Central Washington University and an M.B.A. in finance and international business from the University of Washington. Mr. Denman is a member of the Advisory Board at the University of Washington’s Michael G. Foster School of Business.

Charles D. Kissner has served as our lead independent director since April 2007 and as a director of ShoreTel since April 2006. Mr. Kissner is Chairman of Harris Stratex Networks, Inc., formerly Stratex Networks, a provider of wireless transmission systems. He previously served as Chairman of Stratex Networks from July 1995 to January 2007 and as its President and Chief Executive Officer from July 1995 to May 2000 as well as from October 2001 to May 2006. Prior to joining Stratex Networks, Mr. Kissner served as Vice President and General Manager of M/A-Com, Inc., a manufacturer of radio and microwave communications products, as Executive Vice President of Fujitsu Network Switching of America, Inc., a switch manufacturer and as President and Chief Executive Officer of Aristacom International, Inc., a provider of computer/telephony integration solutions. Mr. Kissner also previously held several executive positions at AT&T for over thirteen years. He also serves on the Board of Directors of SonicWALL, Inc., a provider of Internet security products. Mr. Kissner is a member of the Advisory Board of Santa Clara University’s Leavey School of Business and holds a B.S. in industrial management and engineering from California State Polytechnic University and an M.B.A. from Santa Clara University.

Thomas van Overbeek has served as a director of ShoreTel since February 2002. Mr. van Overbeek served as Chief Executive Officer and President of ShoreTel from February 2002 until he retired in July 2004. He also served as a consultant to ShoreTel from December 2001 to February 2002. Prior to joining ShoreTel, Mr. van Overbeek served as President and Chief Executive Officer of WavTrace Inc., a developer of broadband wireless technology. Prior to joining WavTrace, Mr. van Overbeek served as President and Chief Executive Officer of Cornerstone Imaging.

Edward F. Thompson has served as a director of ShoreTel since January 2006. Mr. Thompson has served as a senior advisor to Fujitsu Limited and as a director of several Fujitsu subsidiaries or portfolio companies since 1995. From 1976 to 1994, Mr. Thompson held a series of management positions with Amdahl Corporation including Chief Financial Officer and Secretary from August 1983 to June 1994, and Chief Executive Officer of Amdahl Capital Corporation from October 1985 to June 1994. Mr. Thompson is a member of the board of directors of Harris Stratex Networks, Inc. (formerly Stratex Networks) and SonicWALL Inc., and also serves as audit committee chair of those companies. He is also a member of the Advisory Board of Santa Clara University’s Leavey School of Business. Mr. Thompson holds a B.S. in aeronautical engineering from the University of Illinois, and an M.B.A. with an emphasis in operations research from Santa Clara University.

TRANSACTIONS WITH RELATED PERSONS

In addition to the executive and director compensation arrangements discussed above under “Compensation Discussion and Analysis” and “Director Compensation” in our definitive proxy statement in connection with our 2007 annual meeting of stockholders, which is incorporated by reference in this prospectus, the following is a description of transactions since July 1, 2004 to which we have been a party, in which the amount involved in the transaction exceeds or will exceeds $120,000, and in which any of our directors, executive officers or beneficial holders of more than 5% of our capital stock, or any immediate family member of, or person sharing the household with, any of these individuals, had or will have a direct or indirect material interest.

Sales of our Series H Preferred Stock

In October 2004, we sold an aggregate of 4,716,978 shares of our Series H preferred stock at $2.12 per share for an aggregate purchase price of approximately $10.0 million. Each share of preferred converted automatically into one share of our common stock upon the completion of our initial public offering in July 2007. The following table identifies the number of shares of Series H preferred stock purchased by current holders of more than 5% of our outstanding stock. Although none of our executive officers or directors purchased Series H preferred stock, pursuant to a voting agreement among us and our stockholders, entities affiliated with Crosspoint Venture Partners, Lehman Brothers Venture Partners and Foundation Capital had representatives serving on our board of directors at the time these shares were purchased, and these directors may have been considered to beneficially own the shares purchased by the entities with which they were affiliated. The terms of these purchases were the same as those made available to unaffiliated purchasers.

	Shares of Series H	Aggregate	Percentage of
Investor	Preferred Stock	Purchase Price	Total Issued

Entities affiliated with Crosspoint Venture Partners(1)	1,729,575	$3,666,699.64	36.7%
Entities affiliated with Lehman Brothers Venture Partners(2)	1,424,409	3,019,749.41	30.2
Entities affiliated with Foundation Capital(3)	1,234,594	2,617,340.34	26.2

(1)	Represents 1,551,998 shares held by Crosspoint Venture Partners 2000 Q L.P. and 177,577 shares held by Crosspoint Venture Partners 2000 L.P.

(2)	Represents 824,431 shares held by LB I Group, Inc.; 272,632 shares held by Lehman Brothers P.A LLC; 172,655 shares held by Lehman Brothers Venture Capital Partners II, L.P.; 122,834 shares held by Lehman Brothers Partnership Account 2000/2001, L.P.; and 31,857 shares held by Lehman Brothers Offshore Partnership Account 2000/2001, L.P.

(3)	Represents 1,202,527 shares held by Foundation Capital Leadership Fund, L.P. and 32,067 shares held by Foundation Capital Leadership Principals Fund, LLC.

Stockholder and Other Agreements

In connection with the sale of our Series H Preferred Stock, we entered into agreements that grant customary preferred stock rights to all of our major stockholders who held preferred stock prior to completion of initial public offering, including the current holders of more than 5% of our outstanding stock. These rights include registration rights, rights of first refusal, information rights, co-sale rights with respect to stock transfers, a voting agreement providing for the election of investor designees to the board of directors, information rights and other similar rights. The Seventh Amended and Restated Rights Agreement, which contains the registration rights and many of the other rights described above, is filed as an exhibit to the registration statement of which this prospectus is a part. All of these rights, other than the registration rights, will terminate upon the completion of this offering. For a description of the registration rights, please see the section entitled “Description of Capital Stock — Registration Rights.”

Underwriters

Lehman Brothers Inc. and J.P. Morgan Securities Inc. acted as underwriters in connection with our initial public offering in July 2007, for which they received customary underwriting discounts and commissions and reimbursement of certain expenses pursuant to the terms of an underwriting agreement we entered into with them. Lehman Brothers Inc. and J.P. Morgan Securities Inc. are also acting as underwriters of this offering, and we will enter into an underwriting agreement with them. For a description of the terms of the underwriting agreement, see the section entitled “Underwriting.” Entities affiliated with Lehman Brothers Inc. and J.P. Morgan Securities Inc. beneficially own 17.8% and 4.1%, respectively, of our outstanding capital stock as of October 31, 2007. Entities affiliated with J.P. Morgan Securities Inc. also participated in the transactions described above under “ — Sales of Series H Preferred Stock” and “— Stockholder and Other Agreements.”

Review, Approval or Ratification of Transactions with Related Parties

ShoreTel has adopted and maintains a code of conduct and ethics that applies to all directors, executive officers and employees. The code covers matters that we believe are supportive of high standards of ethical business conduct, including those regarding legal compliance, conflicts of interest, insider trading, corporate opportunities, competition and fair dealing, maintenance of corporate books and records, gifts and entertainment, political contributions, international business laws, confidentiality, protection of company assets, public communications, special obligations applicable to our Chief Executive Officer and senior financial officers, and standards and procedures for compliance with the code. The code can be found under the heading “Corporate Governance” in the investor relations section of our website at www.shoretel.com.

The code does not distinguish between potential conflict of interest transactions involving directors or executive officers and those involving other employees. It notes that all covered persons are expected to avoid conflicts of interest. The code provides some examples of activities that could involve conflicts of interest, including aiding our competitors, involvement with any business that does business with us or seeks to do so, owning a significant financial interest in a competitor or a business that does business with us or seeks to do so, soliciting or accepting payments or other preferential treatment from any person that does business with us or seeks to do so, taking personal advantage of corporate opportunities and transacting company business with a family member.

The code defines a “related party transaction” to mean any transaction that is required to be disclosed in this section by the rules and regulations of the Securities and Exchange Commission. The compliance officer under the code will conduct a review of all related party transactions for potential conflict of interest situations. Further, all related party transactions must be approved or ratified by our audit committee or another independent body of our board of directors. The code does not expressly set forth the standards that would be applied in reviewing, approving or ratifying transactions in which our directors, executive officers or 5% stockholders have a material interest. We expect that in connection with the review, approval or ratification of any such transaction, our compliance officer and audit committee or independent body of our board of directors will be provided with all material information then available regarding the transaction, the nature and extent of the director’s, executive officer’s or 5% stockholder’s interest in the transaction, and the terms upon which the products, services or other subject matter of the transaction could be provided by alternative sources. We expect that any such transaction would be approved or ratified only if our audit committee or independent body of our board of directors concluded in good faith that it was in our interest to proceed with it. We expect that that pre-approval will be sought for any such transaction when practicable, and when pre-approval is not obtained, for any such transaction to be submitted for ratification as promptly as practicable.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table presents information concerning beneficial ownership of our common stock as of October 31, 2007 and as adjusted to reflect the sale of common stock in this offering by:

•	each of our named executive officers;

•	each of our directors;

•	all of our directors and executive officers as a group;

•	each stockholder known by us to be the beneficial owner of more than 5% of our common stock; and

•	the selling stockholders.

We have determined beneficial ownership in accordance with the rules of the SEC. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to applicable community property laws. Shares of our common stock subject to options that are currently exercisable or exercisable within 60 days of October 31, 2007 are deemed to be outstanding and to be beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

The number of shares beneficially owned and percentage of our common stock outstanding before and after the offering is based on 42,622,671 shares of our common stock outstanding on October 31, 2007. Except as otherwise noted below, the address for each person or entity listed in the table is c/o ShoreTel, Inc., 960 Stewart Drive, Sunnyvale, CA 94085.

	Shares Beneficially Owned			Shares Beneficially Owned
	Prior to the Offering		Shares	After the Offering
Name of Beneficial Owner	Number	Percentage	Offered	Number	Percentage

Directors and Named Executive Officers
John W. Combs(1)	2,081,779	4.9%	—	2,081,779	4.9%
Michael E. Healy(2)	—	*	—	—	*
John Finegan(3)	279,000	*	—	279,000	*
Pedro Rump(4)	325,500	*	—	325,500	*
Walter. Weisner(5)	239,999	*	—	239,999	*
Joseph A. Vitalone(6)	315,500	*	—	315,500	*
Edwin J. Basart(7)	785,809	1.8		785,809	1.8
Mark F. Bregman(8)	7,291	*	—	7,291	*
Gary J. Daichendt(9)	8,333	*	—	8,333	*
Kenneth D. Denman(10)	7,291	*	—	7,291	*
Charles D. Kissner(11)	50,000	*	—	50,000	*
Thomas van Overbeek(12)	1,356,504	3.2	—	1,356,504	3.2
Edward F. Thompson(13)	50,000	*	—	50,000	*
All directors and executive officers as a group (13 persons)(14)	5,228,006	12.1	—	5,228,006	12.1
5% Stockholders
Entities affiliated with Crosspoint Venture Partners(15)	9,321,548	21.9	—	9,321,548	21.9
Entities affiliated with Foundation Capital(16)	6,815,679	16.0	—	6,815,679	16.0
Entities affiliated with Lehman Brothers Venture Partners(17)	7,566,831	17.8	4,400,000	3,166,831	7.4

*	Less than 1%

(footnotes continued on next page)

(1)	Consists of shares issued upon early exercise of a stock option, a portion of which shares remain subject to vesting. The vesting schedule for these shares is described in footnote 3 to the “Outstanding Equity Awards at June 30, 2007” table under “Executive Compensation” in our definitive proxy statement in connection with our 2007 annual meeting of stockholders, which is incorporated by reference in this prospectus.

(2)	Mr. Healy joined the Company in May 2007 and was granted an option to purchase 324,999 shares of common stock. This option will not be vested within 60 days of October 31, 2007. The vesting schedules for this option is described in footnote 4 to the “Outstanding Equity Awards at June 30, 2007” table under “Compensation Discussion and Analysis” in our definitive proxy statement in connection with our 2007 annual meeting of stockholders, which is incorporated by reference in this prospectus.

(3)	Consists of 208,395 shares issued upon early exercise of stock options, and 70,605 shares subject to outstanding stock options, which options are immediately exercisable subject to our lapsing right of repurchase upon termination of service or employment. The vesting schedules for these shares and stock options are described in footnotes 5-7 to the “Outstanding Equity Awards at June 30, 2007” table under “Compensation Discussion and Analysis” in our definitive proxy statement in connection with our 2007 annual meeting of stockholders, which is incorporated by reference in this prospectus. Mr. Finegan ceased serving as our Chief Financial Officer in May 2007.

(4)	Consists of 25,000 shares issued upon early exercise of stock options and 300,500 shares subject to outstanding stock options, which options are immediately exercisable subject to our lapsing right of repurchase upon termination of service or employment. The vesting schedules for these stock options are described in footnotes 8 and 9 to the “Outstanding Equity Awards at June 30, 2007” table under “Compensation Discussion and Analysis” in our definitive proxy statement in connection with our 2007 annual meeting of stockholders, which is incorporated by reference in this prospectus.

(5)	Consists of 82,500 shares issued upon early exercise of stock options, a portion of which shares remain subject to vesting, and 157,499 shares subject to immediately exercisable stock options subject to our lapsing right of repurchase upon termination of service or employment. The vesting schedules for these shares and stock option are described in footnotes 11 and 12 to the “Outstanding Equity Awards at June 30, 2007” table under “Compensation Discussion and Analysis” in our definitive proxy statement in connection with our 2007 annual meeting of stockholders, which is incorporated by reference in this prospectus.

(6)	Consists of 132,750 shares issued upon early exercise of a stock option, a portion of which shares remain subject to vesting, and 182,750 shares subject to outstanding stock options, which options are immediately exercisable subject to our lapsing right of repurchase upon termination of service or employment. The vesting schedules for these shares and stock option are described in footnotes 13-14 to the “Outstanding Equity Awards at June 30, 2007” table under “Executive Compensation” in our definitive proxy statement in connection with our 2007 annual meeting of stockholders, which is incorporated by reference in this prospectus.

(7)	Consists of 452,000 shares held by Mr. Basart, and 333,809 shares subject to outstanding stock options, which options are immediately exercisable subject to our lapsing right of repurchase upon termination of service or employment.

(8)	Consists of 50,000 shares subject to outstanding stock options, of which 7,291 shares will be exercisable within sixty days of October 31, 2007. The vesting schedule for these stock options are described in footnote 6 to the Director Compensation table under “Director Compensation” in our definitive proxy statement in connection with our 2007 annual meeting of stockholders, which is incorporated by reference in this prospectus.

(9)	Consists of 50,000 shares subject to outstanding stock options, of which 8,333 shares will be exercisable within sixty days of October 31, 2007. The vesting schedule for these stock options are described in footnote 7 to the Director Compensation table under “Director Compensation” in our definitive proxy statement in connection with our 2007 annual meeting of stockholders, which is incorporated by reference in this prospectus.

(10)	Consists of 50,000 shares subject to outstanding stock options, of which 7,291 shares will be exercisable within sixty days of October 31, 2007. The vesting schedule for these stock options are described in footnote 8

(footnotes continued on next page)

to the Director Compensation table under “Director Compensation” in our definitive proxy statement in connection with our 2007 annual meeting of stockholders, which is incorporated by reference in this prospectus.

(11)	Consists of 50,000 shares issuable pursuant to an immediately exercisable stock option subject to our lapsing right of repurchase upon termination of service. The vesting schedules for this stock option is described in footnote 9 to the Director Compensation table under “Director Compensation” in our definitive proxy statement in connection with our 2007 annual meeting of stockholders, which is incorporated by reference in this prospectus.

(12)	Consists of 1,344,004, shares held by Mr. van Overbeek and 12,500 shares issuable upon exercise of outstanding stock options which shares will be exercisable within sixty days of October 31, 2007.

(13)	Consists of 50,000 shares issued upon early exercise of a stock option, a portion of which remain subject to vesting in accordance with the vesting schedule described in footnote 11 to the Director Compensation table under “Director Compensation” in our definitive proxy statement in connection with our 2007 annual meeting of stockholders, which is incorporated by reference in this prospectus.

(14)	Includes 369,219 shares subject to our lapsing right of repurchase upon termination of service or employment and 1,102,852 shares issuable upon exercise of immediately exercisable stock options, of which 474,164 shares, if these options are exercised in full, will be subject to our lapsing right of repurchase upon termination of service or employment, which rights in each case lapse according to the vesting schedule of the original options.

(15)	Consists of 7,132,372 shares held by Crosspoint Venture Partners 2000 Q, L.P., 816,073 shares held by Crosspoint Venture Partners 2000, L.P., 812,314 shares held by Crosspoint Venture Partners 1996, L.P., and 560,789 shares held by Crosspoint Venture Partners LS 2000, L.P. Crosspoint Associates 2000, L.L.C. is the general partner of Crosspoint Venture Partners 2000 Q, L.P., Crosspoint Venture Partners 2000, L.P. and Crosspoint Venture Partners LS 2000, L.P. Crosspoint Associates 1996, L.L.C. is the general partner of Crosspoint Venture Partners 1996, L.P. Seth D. Neiman, a managing member of Crosspoint Associates 2000, L.L.C. and Crosspoint Associates 1996, L.L.C., has voting and investment authority over the shares held by Crosspoint Venture Partners 2000 Q, L.P., Crosspoint Venture Partners 2000, L.P., Crosspoint Venture Partners 1996, L.P. and Crosspoint Venture Partners LS 2000, L.P. The address of Crosspoint Venture Partners is 2925 Woodside Road, Woodside, CA 94062.

(16)	Consists of 4,098,394 shares held by Foundation Capital, L.P., 2,203,148 shares held by Foundation Capital Leadership Fund, L.P., 455,375 shares held by Foundation Capital Entrepreneurs Fund, L.L.C. and 58,762 shares held by Foundation Capital Leadership Principals Fund, L.L.C. Foundation Capital Management, L.L.C. is the general partner of Foundation Capital, L.P. and managing member of Foundation Capital Entrepreneurs, L.L.C. Jim Anderson, William Elmore, Kathryn Gould and Paul Koontz are the managing members of Foundation Capital Management, L.L.C. and share voting and investment control over the shares. The managing members of Foundation Capital Management, L.L.C. disclaim beneficial ownership of the shares, except to the extent of their direct pecuniary interest in the shares. Foundation Capital Leadership Management Company, L.L.C. is the general partner of Foundation Capital Leadership Fund, L.P. and managing member of Foundation Capital Leadership Principals Fund, L.L.C. William Elmore, Kathryn Gould, Adam Grosser, Paul Koontz, and Mike Schuh are the managing members of Foundation Capital Leadership Management Company, L.L.C. and share voting and investment power of the shares. The managing members of Foundation Capital Leadership Management Company, L.L.C. disclaim beneficial ownership of the shares, except to the extent of their direct pecuniary interest in the shares. Each of these entities is affiliated with Foundation Capital. The address of Foundation Capital is 70 Willow Road, Suite 200, Menlo Park, CA 94025.

(17)	Consists of 3,203,592 shares held by Lehman Brothers VC Partners 2002 L.P., 1,448,292 shares held by Lehman Brothers P.A. LLC, 1,176,001 shares held by LB I Group Inc., 917,190 shares held by Lehman Brothers Venture Capital Partners II, L.P., 652,525 shares held by Lehman Brothers Partnership Account 2000/2001, L.P. and 169,231 shares held by Lehman Brothers Offshore Partnership Account 2000/2001, L.P. Lehman Brothers Holdings Inc., a reporting company under the Securities Exchange Act of 1934, has voting

(footnotes continued on next page)

and investment control over the shares held by these entities. These stockholders are affiliated with Lehman Brothers Inc., which acted as an underwriter of our initial public offering in July 2007 and is acting as an underwriter of this offering. In addition, during the past three years, prior to our initial public offering Lehman Brothers Venture Partners had the right to designate representatives to serve on our board of directors. Brian K. Paul, a partner at Lehman Brothers Venture Partners, which is an affiliate of Lehman Brothers Inc., was a member of our board of directors from June 2001 to May 2007. The number of shares offered and the number and percentage of shares beneficially owned after the offering by entities affiliated with Lehman Brothers Venture Partners assume that the underwriters do not exercise their option to purchase additional shares of common stock from the selling stockholders. If the underwriters exercise this option up to the full amount available, entities affiliated with Lehman Brothers Venture Partners will offer and sell an additional 660,000 shares in this offering, and the shares beneficially owned by entities affiliated with Lehman Brothers Venture Partners after the offering and percentage ownership will be 2,506,831 and 5.9%, respectively. The address of Lehman Brothers Venture Partners is 3000 Sand Hill Road, Building 3, Suite 190, Menlo Park, CA 94025.

DESCRIPTION OF CAPITAL STOCK

A description of the material terms and provisions of our certificate of incorporation and bylaws affecting the rights of holders of our capital stock is set forth below. The description is intended as a summary, and is qualified in its entirety by reference to our restated certificate of incorporation and our bylaws that are exhibits to the registration statement of which to this prospectus forms a part.

Our authorized capital stock consists of 500,000,000 shares of common stock, $0.001 par value per share, and 5,000,000 shares of preferred stock, $0.001 par value per share

Common Stock

As of September 30, 2007, there were outstanding 42,618,467 shares of our common stock.

Dividend rights.  Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of our common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and only then at the times and in the amounts that our board of directors may determine.

Voting rights.  Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. Our certificate of incorporation eliminates the right of stockholders to cumulate votes for the election of directors. Our certificate of incorporation establishes a classified board of directors, to be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms.

No preemptive or similar rights.  Our common stock is not entitled to preemptive rights and is not subject to conversion, redemption or sinking fund provisions.

Right to receive liquidation distributions.  Upon our dissolution, liquidation or winding-up, the assets legally available for distribution to our shareholders are distributable ratably among the holders of our common stock, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights and payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Preferred Stock

As of September 30, 2007, there were no shares of preferred stock outstanding. Our board of directors is authorized, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series and to fix the designation, powers, preferences and rights of the shares of each series and any of its qualifications, limitations or restrictions. Our board of directors can also increase or decrease the number of shares of any series, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of our company and may adversely affect the market price of our common stock and the voting and other rights of the holders of common stock. We have no current plan to issue any shares of preferred stock.

Options

As of September 30, 2007, we had outstanding options to purchase 5,304,613 shares of our common stock outstanding under our 1997 stock option plan, our 2007 equity incentive plan and a non-plan stock option.

Warrants

As of September 30, 2007, we had outstanding four warrants to purchase an aggregate of 69,612 shares of our common stock, at a weighted average exercise price of $2.11. The exercise price of each warrant may be paid either in cash or by surrendering the right to receive shares of common stock having a value equal to the exercise price. The largest of the four warrants is a warrant to purchase 62,367 shares that expires in 2013.

Registration Rights

Holders of 27,486,500 shares of our common stock and common stock [issued][issuable] upon conversion of warrants are entitled to rights with respect to the registration of these shares under the Securities Act, as described below. To the extent the selling stockholders do not sell all the shares they are offering in connection with this offering, the number of shares entitled to registration rights will increase on a share-for-share basis. The application of these registration rights to this offering has been waived.

Demand Registration Rights.  At any time following December 26, 2007, upon the request of holders of at least a majority of the shares having registration rights, or of holders requesting registration of shares having an aggregate value of at least $20.0 million, we will be obligated to use our best efforts to register such shares. We are required to file no more than two registration statements upon exercise of these demand registration rights. We may postpone the filing of a registration statement for up to 90 days once in a 12-month period if we determine that the filing would be seriously detrimental to us and our stockholders.

Piggyback registration rights.  If we register any of our securities for public sale, the stockholders with registration rights will have the right to include their shares in the registration statement. However, this right does not apply to a registration relating to any of our employee benefit plans or a corporate reorganization. The managing underwriter of any underwritten offering will have the right to limit, due to marketing reasons, the number of shares registered by these holders to 25% of the total shares covered by the registration statement.

Form S-3 registration rights.  If we register any securities for public sale, the holders of at least 20% of the shares having registration rights can request that we register all or a portion of their shares on Form S-3 if we are eligible to file a registration statement on Form S-3 and the aggregate price to the public of the shares offered is at least $1.0 million. We are required to file no more than two registration statements on Form S-3 upon exercise of these rights per 12-month period. We may postpone the filing of a registration statement on Form S-3 for up to 90 days once in a 12-month period if we determine that the filing would be seriously detrimental to us and our stockholders.

Registration expenses.  We will pay all expenses incurred in connection with each of the registrations described above, except for underwriters’ and brokers’ discounts and commissions. However, we will not pay for any expenses of any demand registration if the request is subsequently withdrawn by a majority of the holders requesting that we file such a registration statement, subject to limited exceptions.

Expiration of registration rights.  The registration rights described above will expire five years after this offering is completed. The registration rights will terminate earlier with respect to a particular stockholder to the extent the shares held by and issuable to such holder may be sold under Rule 144 of the Securities Act in any 90-day period.

The selling stockholders who are entitled to registration rights have signed agreements with the underwriters prohibiting the exercise of their registration rights for 90 days, subject to a possible extension of up to 34 additional days beyond the end of such 90-day period, following the date of this prospectus. These agreements are described below under “Shares Eligible for Future Sale.” Additionally, holders of substantially all of our shares with these registration rights have signed agreements with the underwriters prohibiting the exercise of their registration rights through and including December 29, 2007, subject to a possible extension of up to 34 additional days beyond such date, following the date of this prospectus.

Anti-takeover Provisions

Some of the provisions of Delaware law, our restated certificate of incorporation and our bylaws may have the effect of delaying, deferring or discouraging another person from acquiring control of our company.

Delaware Law

We are subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. This section prevents some Delaware corporations from engaging, under some circumstances, in a business combination, which includes a merger or sale of at least 10% of the corporation’s assets with any interested stockholder, meaning a stockholder who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of the corporation’s outstanding voting stock, unless:

•	the transaction is approved by the board of directors prior to the time that the interested stockholder became an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder’s becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

•	at or subsequent to such time that the stockholder became an interested stockholder the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

A Delaware corporation may “opt out” of these provisions with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from a stockholders’ amendment approved by at least a majority of the outstanding voting shares. We do not plan to “opt out” of these provisions. The statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us.

Charter and Bylaw Provisions

Our restated certificate of incorporation or bylaws provide that:

•	no action shall be taken by our stockholders except at an annual or special meeting of our stockholders called in accordance with our bylaws and that our stockholders may not act by written consent;

•	our stockholders may not call special meetings of our stockholders or fill vacancies on our board of directors;

•	our board of directors is divided into three classes and the directors in each class will serve for a three-year term, with our stockholders electing one class each year;

•	our board of directors may designate the terms of and issue a new series of preferred stock with voting or other rights without stockholder approval;

•	the approval of holders of two-thirds of the shares entitled to vote at an election of directors will be required to adopt, amend or repeal our bylaws or amend or repeal the provisions of our bylaws or repeal the provisions of our certificate of incorporation regarding the fixing of the authorized number of directors, the election and removal of directors the classification of our board of directors into three classes, indemnification of directors and the ability of stockholders to take action or call special meetings of stockholders;

•	a majority of the authorized number of directors will have the power to adopt, amend or repeal our bylaws without stockholder approval;

•	our stockholders may not cumulate votes in the election of directors;

•	directors can only be removed for cause by the holders of at least two-thirds of the shares entitled to vote at an election of directors; and

•	we will indemnify directors and officers against losses that they may incur in investigations and legal proceedings resulting from their services to us, which may include services in connection with takeover defense measures.

These provisions of our restated certificate of incorporation or bylaws may have the effect of delaying, deferring or discouraging another person or entity from acquiring control of us.

NASDAQ Global Market Listing

Our common stock is listed on the NASDAQ Global Market under the trading symbol “SHOR.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A. Its telephone number is (312) 588-4990.

SHARES ELIGIBLE FOR FUTURE SALE

Only a portion of our outstanding shares will be available for sale immediately after this offering due to contractual and securities law restrictions on resale. Nevertheless, sales of substantial amounts of our common stock, including shares issued upon exercise of outstanding options and warrants, in the public market after the restrictions lapse could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through the sale of our equity securities in the future.

Of the shares currently outstanding, 13,485,000 shares, consisting of the 4,400,000 shares being sold in this offering, and the 9,085,000 shares sold in our initial public offering, will be freely tradable without restriction or further registration under the federal securities laws, unless purchased by our affiliates, in the public market immediately following the closing of this offering.

Sales of Restricted Securities

Of the remaining 29,133,467 shares of common stock, 29,048,155 shares will be deemed restricted securities as defined under Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144, 144(k) or 701 promulgated under the Securities Act, which rules are summarized below. In addition, as a result of the lock-up agreements described below, market stand-off agreements between us and our stockholders, and the provisions of Rule 144 and Rule 701 (subject in some cases to a right of repurchase by us), these shares of our common stock (excluding the shares sold in this offering) will be available for sale in the public market as follows (subject in some cases to volume limitations under Rule 144):

•	11,752,199 shares will be eligible for sale upon the expiration of lock-up agreements for our initial public offering, as described below, beginning on December 30, 2007 (subject to a possible extension of up to 34 additional days), subject to early release by Lehman Brothers Inc. and J.P. Morgan Securities Inc., in their sole discretion and subject in some cases to the provisions of Rule 144;

•	168,240 shares that are not subject to the lock-up agreements described below and are subject to market stand-off agreements with us will be eligible for sale upon expiration of the market stand-off agreements, beginning on December 30, 2007, subject to early release by us, in our sole discretion, and subject in some cases to the provisions of Rule 144;

•	421,304 shares will be eligible for sale from time to time after December 30, 2007 upon the lapse of our right of repurchase with respect to any unvested shares, of which 369,219 are held by stockholders who have entered into lock-up agreements for this offering, as described below; and

•	16,706,412 shares will be eligible for sale upon the expiration of lock-up agreements for this offering, as described below, beginning on the 91st day (subject to a possible extension of up to 34 additional days), after the date of this prospectus, subject to early release by Lehman Brothers Inc. and J.P. Morgan Securities Inc., in their sole discretion, and subject to the provisions of Rule 144 and in some cases our lapsing right to repurchase with respect to any unvested shares.

Lock-up Agreements

In connection with our initial public offering, we and all of our officers and directors and the holders of substantially all of our outstanding common stock, stock options and warrants entered into lock-up agreements with the underwriters. Under the lock-up agreements, we may not issue any new shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock, and the holders of common stock, options and warrants may not sell, transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock without the prior written consent of Lehman Brothers Inc. and J.P. Morgan Securities Inc. through and including December 29, 2007, subject to specified exceptions and a possible extension of up to 34 additional days beyond that date.

The lock-up restrictions described above for lock-up agreements entered into in connection with our initial public offering will be extended if:

•	between December 13, 2007 and December 29, 2007 we issue an earnings release or material news or a material event relating to us occurs; or

•	prior to December 30, 2007, we announce that we will issue an earnings release or other material news on or before January 14, 2008,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on and including the date of the issuance of the earnings release or the announcement of the material news or occurrence of a material event, unless such extension is waived in writing by Lehman Brothers Inc. and J.P. Morgan Securities Inc.

In addition, in connection with this offering, we, all of our directors and officers, the selling stockholders, and certain other stockholders have entered into, or will enter into lock-up agreements with the underwriters of this offering, which agreements, subject to certain exceptions, prohibit the sale, transfer or disposal of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock without the prior written consent of Lehman Brothers Inc. and J.P. Morgan Securities Inc. for a period of 90 days after the date of this prospectus. These new lock-up agreements are described below under “Underwriting.”

Lehman Brothers Inc. and J.P. Morgan Securities Inc. currently do not anticipate releasing early any of the lock-up restrictions, other than releasing the selling stockholders to sell shares in this offering, but they have the power to do so in their sole discretion.

Rule 144

In general, under Rule 144 promulgated under the Securities Act as currently in effect, a person, or group of persons whose shares are required to be aggregated, who has beneficially owned shares that are restricted securities as defined in Rule 144 for at least one year is entitled to sell, within any three-month period commencing 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•	1% of the then outstanding shares of our common stock, which will be approximately 426,185 shares immediately after this offering; or

•	the average weekly trading volume in our common stock on the NASDAQ Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

In addition, a person who is not deemed to have been an affiliate at any time during the three months preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years would be entitled to sell these shares under Rule 144(k) without regard to the requirements described above. To the extent that shares were acquired from one of our affiliates, a person’s holding period for the purpose of effecting a sale under Rule 144 would commence on the date of transfer from the affiliate.

Rule 701

In general, under Rule 701 of the Securities Act, any of our employees, directors, officers, consultants or advisors who purchased shares from us in connection with a compensatory stock or option plan or other written agreement is eligible to resell those shares in reliance on Rule 144, but without compliance with specified restrictions, including the holding period contained in Rule 144. However, all shares issued under Rule 701 are subject to the lock-up restrictions described above or market stand-off agreements and will only become eligible for sale at the expiration of such agreements.

Registration Rights

Following this offering, certain holders of shares of our common stock and common stock issued upon conversion of warrants, or their transferees, will be entitled to rights with respect to the registration of a total of 27,486,500 shares under the Securities Act, as described above. For a description of these registration rights, please see “Description of Capital Stock — Registration Rights.” After these shares are registered, they will be freely tradable without restriction under the Securities Act.

Stock Options

As of September 30, 2007, options to purchase a total of 5,304,613 shares of our common stock were outstanding. We have filed a registration statement on Form S-8 under the Securities Act to register all shares of our common stock subject to outstanding options, all shares of our common stock issued upon exercise of stock options and all shares of our common stock issuable under our equity incentive and employee stock purchase plans. Accordingly, shares of our common stock issued under these plans will be eligible for sale in the public markets, subject to vesting restrictions and the lock-up restrictions and market stand-off agreements described above. The outstanding shares of our common stock as of September 30, 2007 includes 85,312 shares issued under these plans that are not restricted securities.

UNDERWRITING

Lehman Brothers Inc. and J.P. Morgan Securities Inc. are acting as the representatives of the underwriters and the joint book-running managers of this offering. Subject to the terms and conditions of an underwriting agreement, each of the underwriters named below has severally agreed to purchase from the selling stockholders the respective number of shares of common stock shown opposite its name below:

Underwriters	Number of Shares

Lehman Brothers Inc.
J.P. Morgan Securities Inc.
Piper Jaffray & Co.
JMP Securities LLC
Wedbush Morgan Securities Inc.

Total	4,400,000

The underwriting agreement provides that the underwriters’ obligation to purchase shares of common stock depends on the satisfaction of the conditions contained in the underwriting agreement including:

•	the obligations to purchase all of the shares of common stock offered hereby (other than those shares of common stock covered by their option to purchase additional shares as described below), if any shares are purchased;

•	the representations and warranties made by the selling stockholders to the underwriters are true;

•	there is no material change in our business or the financial markets; and

•	we and the selling stockholders deliver customary closing documents to the underwriters.

Commissions and Expenses

The following table summarizes the underwriting discounts and commissions the selling stockholders will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay to the selling stockholders for the shares.

	No Exercise	Full Exercise

Per share	$	$
Total	$	$

The representatives of the underwriters have advised us that the underwriters propose to offer the shares of common stock directly to the public at the public offering price on the cover of this prospectus and to selected dealers, which may include the underwriters, at such offering price less a selling concession not in excess of           per share. After the completion of the offering, the representatives may change the offering price and other selling terms.

The expenses of the offering that are payable by us and the selling stockholders are estimated to be $600,000 (excluding underwriting discounts and commissions). The selling stockholders and the underwriters will reimburse us for the expenses we incur in connection with this offering.

Option to Purchase Additional Shares

The selling stockholders have granted the underwriters an option exercisable for 30 days after the date of this prospectus, to purchase, in whole or in part, up to an aggregate of 660,000 shares at the public offering price less underwriting discounts and commissions. This option may be exercised if the underwriters sell more than 4,400,000 shares in connection with this offering. To the extent that this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional shares based on the underwriter’s underwriting commitment in the offering as indicated in the table at the beginning of this Underwriting section.

Lock-Up Agreements

We, all of our directors and officers, the selling stockholders, and certain other of our securityholders have agreed that, without the prior written consent of each of Lehman Brothers Inc. and J.P. Morgan Securities Inc., we and they will not directly or indirectly, (1) offer for sale, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, pledge, or otherwise transfer or dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any shares of common stock (including, without limitation, shares of common stock that may be deemed to be beneficially owned by us or them in accordance with the rules and regulations of the Securities and Exchange Commission and shares of common stock that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for common stock, (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock, (3) make any demand for or exercise any right or file or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any shares of common stock or securities convertible, exercisable or exchangeable into common stock or any of our other securities, or (4) publicly disclose the intention to do any of the foregoing for a period of 90 days after the date of this prospectus, in each case subject to certain exceptions, including, with respect to our directors and officers, transfers pursuant to certain plans complying with Rule 10b5-1 under the Securities Exchange Act of 1934.

The 90-day restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the 90-day restricted period we issue an earnings release or material news or a material event relating to us occurs; or

•	prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day period,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on and including the date of the issuance of the earnings release or the announcement of the material news or occurrence of a material event, unless such extension is waived in writing by Lehman Brothers Inc. and J.P. Morgan Securities Inc.

Lehman Brothers Inc. and J.P. Morgan Securities Inc, in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice. When determining whether or not to release common stock and other securities from lock-up agreements, Lehman Brothers Inc. and J.P. Morgan Securities Inc. will consider, among other factors, the holder’s reasons for requesting the release, the number of shares of common stock and other securities for which the release is being requested and market conditions at the time.

Indemnification

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization, Short Positions and Penalty Bids

The representatives may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Securities Exchange Act of 1934:

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	A short position involves a sale by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase in the offering, which creates the syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of shares involved in the sales made by the underwriters in excess of the number of shares they are obligated to purchase is not greater than the number of shares that they may purchase by exercising their option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in their option to purchase additional shares. The underwriters may close out any short position by either exercising their option to purchase additional shares and/or purchasing shares in the open market. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through their option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NASDAQ Global Market or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Passive Market Making

In connection with the offering, underwriters and selling group members may engage in passive market making transactions in the common stock on the NASDAQ Global Market in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934 during the period before the commencement of offers or sales of common stock and extending through the completion of distribution. A passive market maker must display its bids at a price not in excess of the highest independent bid of the security. However, if all independent bids are lowered below the passive market maker’s bid that bid must be lowered when specified purchase limits are exceeded.

Electronic Distribution

A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.

Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

Discretionary Sales

The underwriters have informed us that they do not intend to confirm sales to discretionary without the prior specific written approval of the customer.

Stamp Taxes

If you purchase shares of common stock offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Relationships/FINRA Rules

Certain of the underwriters and their affiliates have in the past provided, and may provide from time to time in the future, certain commercial banking, financial advisory, investment banking and other services for us in the ordinary course of their business, for which they have received, and may in the future receive, customary fees and commissions. In July 2007, each of the underwriters that is participating in this offering acted as an underwriter in connection with our initial public offering, for which they received customary investment banking discounts and commissions and the reimbursement of certain expenses. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans.

Immediately prior to the consummation of this offering, affiliates of Lehman Brothers Inc. beneficially owned 17.8% of our outstanding voting securities, and affiliates of J.P. Morgan Securities Inc. beneficially owned 4.1% of our outstanding voting securities. In addition, entities affiliated with Lehman Brothers Inc. will be selling all of the shares of common stock in this offering and, therefore, will receive all of the proceeds of this offering. In the event that the underwriters’ option is exercised in full, these entities will sell an additional 660,000 shares. Because of these relationships, and because affiliates of Lehman Brothers Inc. are selling shares of our common stock in this offering, this offering is being conducted in accordance with Rule 2720 of the NASD Conduct Rules (which are part of the rules of the Financial Industry Regulatory Authority, Inc., or FINRA). Because a “bona fide independent market” (as defined in the NASD Conduct Rules) exists for our common stock, the NASD Conduct Rules do not require that we use a qualified independent underwriter for this offering.

Selling Restrictions

European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of shares described in this prospectus may not be made to the public in that relevant member state prior to the publication of a prospectus in relation to the shares that has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive, except that, with effect from and including the relevant implementation date, an offer of securities may be offered to the public in that relevant member state at any time:

•	to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities; or

•	to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

•	in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive.

Each purchaser of shares described in this prospectus located within a relevant member state will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of Article 2(1)(e) of the Prospectus Directive.

For purposes of this provision, the expression an “offer to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

The sellers of the shares have not authorized and do not authorize the making of any offer of shares through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the shares as contemplated in this prospectus. Accordingly, no purchaser of the shares, other than the underwriters, is authorized to make any further offer of the shares on behalf of the sellers or the underwriters.

United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive (“Qualified Investors”) that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant persons should not act or rely on this document or any of its contents.

France

Neither this prospectus nor any other offering material relating to the shares described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or by the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the shares has been or will be:

•	released, issued, distributed or caused to be released, issued or distributed to the public in France; or

•	used in connection with any offer for subscription or sale of the shares to the public in France.

Such offers, sales and distributions will be made in France only:

•	to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with, Article L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier; or

•	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

•	in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3°of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The shares may be resold directly or indirectly, only in compliance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Fenwick & West LLP, Mountain View, California. Wilson Sonsini Goodrich & Rosati, P. C., Palo Alto, California, is acting as counsel to the underwriters.

EXPERTS

The consolidated financial statements of ShoreTel, Inc. and subsidiaries incorporated in this prospectus by reference from ShoreTel, Inc.’s Annual Report on Form 10-K for the year ended June 30, 2007, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report (which report expresses an unqualified opinion and includes explanatory paragraphs regarding the adoption of Statement of Financial Accounting Standards No. 123 (revised 2004), Share Based Payment and the restatement discussed in Note 2), which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus certain information that we file with it. This means that we can disclose important information to you by referring you to another document that we filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information in this prospectus. You should read the information incorporated by reference because it is an important part of this prospectus. Any document, and any statement contained in a document, incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein, or in any other subsequently filed document that also is incorporated by reference herein, modifies or supersedes such document or statement. Any such document or statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

The following documents filed with the SEC are hereby incorporated by reference in this prospectus:

•	Our Annual Report on Form 10-K for the fiscal year ended June 30, 2007, filed with the SEC on September 27, 2007;

•	The portions of our definitive proxy statement for our 2007 Annual Meeting of Stockholders, filed with the SEC on October 22, 2007 that are incorporated by reference in the Annual Report on Form 10-K for the year ended June 30, 2007;

•	Our Quarterly Report on Form 10-Q for the quarter ended September 30, 2007, filed with the SEC on November 14, 2007; and

•	Our Current Report on Form 8-K, filed on July 17, 2007.

You may obtain any of the documents incorporated by reference through us or the SEC or its Internet website, as described below. We hereby undertake to provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, upon written or oral request of any such person, a copy of any and all of the information that has been or may be incorporated by reference in this prospectus, other than exhibits to such documents unless such exhibits have been specifically incorporated by reference thereto. Requests for such copies should be directed to our Investor Relations department, at the following address:

ShoreTel, Inc.
960 Stewart Drive
Sunnyvale, CA 94085
(408) 331-3300
ir@shoretel.com

You may also obtain this information without charge from our Internet website at shoretel.com, under Investor Relations.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information about us and the common stock offered hereby, we refer you to the registration statement and the exhibits and schedules filed thereto. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. We are required to file periodic reports, proxy statements, and other information with the SEC pursuant to the Securities Exchange Act of 1934. You may read and copy this information at the Public Reference Room of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that site is www.sec.gov.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the fees and expenses, other than underwriting discounts and commissions, in connection with the registration of common stock hereunder, of which all are expected to be paid by the selling stockholders and the underwriters. All amounts are estimates except the SEC registration fee and the FINRA filing fee.

Amount to be Paid

SEC registration fee	$2,413
FINRA filing fee	8,359
Legal fees and expenses	160,000
Accounting fees and expenses	275,000
Printing and engraving expenses	125,000
Custodian and transfer agent fees	15,000
Miscellaneous fees and expenses	14,228

Total	$600,000

The Registrant does not expect to bear any of the expenses shown above.

ITEM 14.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers under certain circumstances and subject to certain limitations. The terms of Section 145 of the Delaware General Corporation Law are sufficiently broad to permit indemnification under certain circumstances for liabilities, including reimbursement of expenses incurred, arising under the Securities Act of 1933.

As permitted by the Delaware General Corporation Law, the Registrant’s certificate of incorporation includes a provision that eliminates, to the fullest extent permitted by law, the personal liability of a director for monetary damages resulting from breach of his fiduciary duty as a director.

As permitted by the Delaware General Corporation Law, the Registrant’s bylaws provide that:

•	the Registrant is required to indemnify its directors and officers to the fullest extent permitted by the Delaware General Corporation Law, subject to certain limited exceptions;

•	the Registrant may also indemnify its other employees and agents in its discretion;

•	the Registrant is required to advance expenses, as incurred, to its directors and officers in connection with a legal proceeding subject to certain limited exceptions, and to the extent the Delaware General Corporation Law so requires, such advances may be conditioned on the director or officer’s agreement to repay any such advanced expenses if it is determined that the director or officer is not entitled to be indemnified under the Registrant’s bylaws; and

•	the rights conferred in the bylaws are not exclusive.

In addition, the Registrant has entered into indemnity agreements with each of its current directors and officers. These agreements provide for the indemnification of directors and officers for all reasonable expenses and liabilities incurred in connection with any action or proceeding brought against them by reason of the fact that they are or were agents of the Registrant, subject to limited exceptions. Some of the directors of the Registrant have entered into agreements with investment entities with which they are affiliated that provide for the indemnification of such directors (entered into in connection with such entities’ investments in the Registrant).

The Registrant currently carries liability insurance for its directors and officers.

The Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement provides for indemnification by the underwriters of the Registrant and its directors and officers for certain liabilities under the Securities Act of 1933, or otherwise.

Reference is made to the following documents filed as exhibits to this Registration Statement regarding relevant indemnification provisions described above and elsewhere herein:

Exhibit Document	Number

Form of Underwriting Agreement	1.1
Third Restated Certificate of Incorporation of the Registrant	3.1
Second Amended and Restated Bylaws of the Registrant	3.2
Form of Indemnity Agreement between the Registrant and each of its directors and executive officers	10.1

ITEM 15.	RECENT SALES OF UNREGISTERED SECURITIES

Since November 1, 2004, the Registrant has issued and sold the following unregistered securities:

1. From November 1, 2004 to June 27, 2007, we granted stock options to purchase an aggregate of 4,796,182 shares of our common stock at a weighted average exercise price of $3.32 per share, respectively, to our employees, consultants, directors and other service providers under our 1997 Stock Option Plan, 2007 Equity Incentive Plan and a non-plan stock option.

2. From November 1, 2004 to June 25, 2007, we issued and sold an aggregate of 4,571,072 shares of our common stock to employees, consultants, directors and other service providers at prices ranging from $0.10 to $6.00 per share under direct issuances or exercises of options granted under our 1997 Stock Option Plan.

Share and per share amounts contained in the numbered paragraphs above reflect the 1-for-10 reverse stock split of our outstanding capital stock to effected in June 2007.

All sales of common stock made pursuant to our 1997 Stock Option Plan or any non-plan stock option, including pursuant to exercise of stock options, were made in reliance on Rule 701 under the Securities Act or Section 4(2) of the Securities Act.

All sales indicated as having been made in reliance on Section 4(2) of the Securities Act and/or Regulation D promulgated under the Securities Act were made without general solicitation or advertising. Each purchaser was a sophisticated investor with access to all relevant information necessary to evaluate the investment and represented to the Registrant that the shares were being acquired for investment.

ITEM 16.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) The following exhibits are filed herewith:

			Incorporated by Reference
Exhibit					Exhibit		Filed
Number		Exhibit Title	Form	File No.	No.	Filing Date	Herewith

1	.1*	Form of Underwriting Agreement.
3.1		Third Restated Certificate of Incorporation of the Registrant.	10-K	001-33506	3.1	September 27, 2007
3.2		Second Amended and Restated Bylaws of the Registrant	10-K	001-33506	3.2	September 27, 2007
4.1		Form of Registrant’s Common Stock certificate.	S-1	333-140630	4.1	June 25, 2007
4.2		Seventh Amended and Restated Rights Agreement dated October 20, 2004 by and among the Registrant and certain of its equityholders.	S-1	333-140630	4.2	February 12, 2007
5	.1*	Opinion of Fenwick & West LLP.
10.1		Form of Indemnity Agreement between the Registrant and each of its directors and executive officers.	S-1	333-140630	10.1	May 1, 2007
10.2		1997 Stock Option Plan and forms of stock option agreement and stock option exercise agreement.	S-1	333-140630	10.2	February 12, 2007
10.3		2007 Equity Incentive Plan and forms of stock option agreement and stock option exercise agreement.	S-1	333-140630	10.3	February 12, 2007
10.4		2007 Employee Stock Purchase Plan.	10-K	001-33506	10.19	September 27, 2007
10.6		Description of ShoreTel Executive Bonus Incentive Plan for the first and second half of fiscal 2007.	S-1	333-140630	10.6	May 1, 2007
10.7		Offer Letter, dated as of July 14, 2004, by the Registrant and John W. Combs.	S-1	333-140630	10.7	February 12, 2007
10.8		Offer Letter, dated as of March 10, 2003, by the Registrant and John Finegan.	S-1	333-140630	10.8	February 12, 2007
10.9		Offer Letter, dated as of September 8, 2005, by the Registrant and Joseph A. Vitalone.	S-1	333-140630	10.9	February 12, 2007
10.10		Offer Letter, dated as of April 13, 2005, by the Registrant and Walter Weisner.	S-1	333-140630	10.10	February 12, 2007
10.11		Change of Control Agreement, dated as of August 5, 2004, between the Registrant and John W. Combs.	S-1	333-140630	10.11	February 12, 2007
10.12		Change of Control Agreement, dated as of May 7, 2003, between the Registrant and John Finegan.	S-1	333-140630	10.12	February 12, 2007
10.13		Change of Control Agreement, dated as of August 1, 2001, between the Registrant and Edwin J. Basart.	S-1	333-140630	10.13	February 12, 2007
10.14		Separation Agreement, dated as of August 9, 2004, between the Registrant and Thomas van Overbeek.	S-1	333-140630	10.14	February 12, 2007
10.15		Sublease, dated as of October 1998, between Registrant and Applied Materials, Inc., as amended.	S-1	333-140630	10.15	February 12, 2007

			Incorporated by Reference
Exhibit					Exhibit		Filed
Number		Exhibit Title	Form	File No.	No.	Filing Date	Herewith

10	.16†	ODM Product Development and Purchase Agreement, dated as of March 19, 2004, between Registrant and Giant Electronics Ltd., as amended.	S-1	333-140630	10.16	May 1, 2007
10.17		Manufacturing Services Agreement, dated October 28, 2005, between Registrant and Jabil Circuit, Inc.	S-1	333-140630	10.17	February 12, 2007
10.18		Office Lease Oakmead West, dated April 20, 2007, between Registrant and Carr NP Properties, L.L.C.	S-1	333-140630	10.18	May 25, 2007
10.19		Offer Letter, dated April 22, 2007, by the Registrant and Michael E. Healy	S-1	333-140630	10.19	May 25, 2007
10.20		ShoreTel Executive Bonus Incentive Plan	10-K	001-33506	10.18	September 27, 2007
23	.1*	Consent of Fenwick & West LLP (included in Exhibit 5.1).
23.2		Consent of Deloitte & Touche LLP, independent registered public accounting firm.					X
24.1		Power of Attorney (see signature page hereto).					X

*    To be filed by amendment.

†	The Securities and Exchange Commission has granted confidential treatment with respect to portions of this exhibit. A complete copy of this exhibit has been filed separately with the Commission.

(b) Financial Statement Schedules.

All schedules have been omitted because they are either inapplicable or the required information has been given in the consolidated financial statements or the notes thereto.

ITEM 17.	UNDERTAKINGS.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 14 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or Rule 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Sunnyvale, State of California, on November 16, 2007.

SHORETEL, INC.

By:	/s/ John W. Combs
John W. Combs
Chairman, President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS that each individual whose signature appears below constitutes and appoints John W. Combs and Michael E. Healy, and each of them, his or her true and lawful attorneys-in-fact and agents with full power of substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to sign any registration statement for the same offering covered by the Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his, her or their substitute or substitutes, may lawfully do or cause to be done or by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Name	Title	Date

/s/ John W. Combs John W. Combs	Chairman, President and Chief Executive Officer (Principal Executive Officer)	November 16, 2007

/s/ Michael E. Healy Michael E. Healy	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	November 16, 2007

/s/ Edwin J. Basart Edwin J. Basart	Director	November 16, 2007

/s/ Mark F. Bregman Mark F. Bregman	Director	November 16, 2007

/s/ Gary J. Daichendt Gary J. Daichendt	Director	November 16, 2007

Name	Title	Date

/s/ Kenneth D. Denman Kenneth D. Denman	Director	November 16, 2007

/s/ Charles D. Kissner Charles D. Kissner	Director	November 16, 2007

/s/ Thomas van Overbeek Thomas van Overbeek	Director	November 16, 2007

/s/ Edward F. Thompson Edward F. Thompson	Director	November 16, 2007

EXHIBIT INDEX

			Incorporated by Reference
Exhibit					Exhibit		Filed
Number		Exhibit Title	Form	File No.	No.	Filing Date	Herewith

1	.1*	Form of Underwriting Agreement.
3.1		Third Restated Certificate of Incorporation of the Registrant.	10-K	001-33506	3.1	September 27, 2007
3.2		Second Amended and Restated Bylaws of the Registrant	10-K	001-33506	3.2	September 27, 2007
4.1		Form of Registrant’s Common Stock certificate.	S-1	333-140630	4.1	June 25, 2007
4.2		Seventh Amended and Restated Rights Agreement dated October 20, 2004 by and among the Registrant and certain of its equityholders.	S-1	333-140630	4.2	February 12, 2007
5	.1*	Opinion of Fenwick & West LLP.
10.1		Form of Indemnity Agreement between the Registrant and each of its directors and executive officers.	S-1	333-140630	10.1	May 1, 2007
10.2		1997 Stock Option Plan and forms of stock option agreement and stock option exercise agreement.	S-1	333-140630	10.2	February 12, 2007
10.3		2007 Equity Incentive Plan and forms of stock option agreement and stock option exercise agreement.	S-1	333-140630	10.3	February 12, 2007
10.4		2007 Employee Stock Purchase Plan.	10-K	001-33506	10.19	September 27, 2007
10.6		Description of ShoreTel Executive Bonus Incentive Plan for the first and second half of fiscal 2007.	S-1	333-140630	10.6	May 1, 2007
10.7		Offer Letter, dated as of July 14, 2004, by the Registrant and John W. Combs.	S-1	333-140630	10.7	February 12, 2007
10.8		Offer Letter, dated as of March 10, 2003, by the Registrant and John Finegan.	S-1	333-140630	10.8	February 12, 2007
10.9		Offer Letter, dated as of September 8, 2005, by the Registrant and Joseph A. Vitalone.	S-1	333-140630	10.9	February 12, 2007
10.10		Offer Letter, dated as of April 13, 2005, by the Registrant and Walter Weisner.	S-1	333-140630	10.10	February 12, 2007
10.11		Change of Control Agreement, dated as of August 5, 2004, between the Registrant and John W. Combs.	S-1	333-140630	10.11	February 12, 2007
10.12		Change of Control Agreement, dated as of May 7, 2003, between the Registrant and John Finegan.	S-1	333-140630	10.12	February 12, 2007
10.13		Change of Control Agreement, dated as of August 1, 2001, between the Registrant and Edwin J. Basart.	S-1	333-140630	10.13	February 12, 2007
10.14		Separation Agreement, dated as of August 9, 2004, between the Registrant and Thomas van Overbeek.	S-1	333-140630	10.14	February 12, 2007

			Incorporated by Reference
Exhibit					Exhibit		Filed
Number		Exhibit Title	Form	File No.	No.	Filing Date	Herewith

10.15		Sublease, dated as of October 1998, between Registrant and Applied Materials, Inc., as amended.	S-1	333-140630	10.15	February 12, 2007
10	.16†	ODM Product Development and Purchase Agreement, dated as of March 19, 2004, between Registrant and Giant Electronics Ltd., as amended.	S-1	333-140630	10.16	May 1, 2007
10.17		Manufacturing Services Agreement, dated October 28, 2005, between Registrant and Jabil Circuit, Inc.	S-1	333-140630	10.17	February 12, 2007
10.18		Office Lease Oakmead West, dated April 20, 2007, between Registrant and Carr NP Properties, L.L.C.	S-1	333-140630	10.18	May 25, 2007
10.19		Offer Letter, dated April 22, 2007, by the Registrant and Michael E. Healy	S-1	333-140630	10.19	May 25, 2007
10.20		ShoreTel Executive Bonus Incentive Plan	10-K	001-33506	10.18	September 27, 2007
23	.1*	Consent of Fenwick & West LLP (included in Exhibit 5.1).
23.2		Consent of Deloitte & Touche LLP, independent registered public accounting firm.					X
24.1		Power of Attorney (see signature page hereto).					X

*    To be filed by amendment.

†	The Securities and Exchange Commission has granted confidential treatment with respect to portions of this exhibit. A complete copy of this exhibit has been filed separately with the Commission.